Dreyfus Premier State Municipal Bond Fund, Connecticut Series

SEMIANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Connecticut Series, covering the six-month period from May 1, 2004, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, James Welch.

The Federal Reserve Board has raised short-term interest rates three times since the beginning of the summer, higher commodity prices suggest that inflationary pressures may be rising over the near term and lower federal tax rates have made tax-advantaged investments somewhat less beneficial for many investors. Nonetheless, the municipal bond market is on its way to posting another successful year. In our view, investor demand for municipal bonds has remained strong due to concerns that record energy prices and persistent geopolitical tensions may be eroding the rate of U.S. economic growth.

In uncertain markets such as these, the tax-exempt investments that are right for you depend on your current needs, future goals, tolerance for risk and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific market sectors that will satisfy most effectively your tax-exempt income and capital preservation needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004

DISCUSSION OF FUND PERFORMANCE

James Welch, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Connecticut Series perform relative to its benchmark?

For the six-month period ended October 31, 2004, the fund achieved total returns of 4.49% for Class A shares, 4.22% for Class B shares and 4.10% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 4.79% for the same period.[2] In addition, the fund is reported in the Lipper Connecticut Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in the category was 4.36%.[3]

Despite rising interest rates and heightened market volatility during the reporting period, municipal bond prices ended the reporting period slightly higher than where they began. The fund's returns were roughly in line with its Lipper category average primarily because of its relatively short average duration during times of heightened market volatility. The fund produced lower returns than its benchmark, however, primarily because the Index contains bonds from many states — not just Connecticut — and does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Connecticut state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Connecticut state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with the portfolio manager's changing views of the current interest-rate and market environments. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

In the weeks before the reporting period began, surprisingly strong monthly job data and surging energy prices suggested that long-dormant inflationary pressures might be resurfacing. As investors' economic and inflation expectations rose, so did volatility in the municipal bond market. In fact, the market's springtime decline rivaled the one that took place during the summer of 2003.

To forestall potential inflationary pressures, the Federal Reserve Board (the "Fed") raised short-term interest rates three times during the reporting period, driving the overnight federal funds rate from 1% to 1.75%. Soon after the Fed's initial rate hike in late June, however, inflationary pressures appeared to wane as the economy hit a "soft patch" and employment growth moderated. As a result, longer-term municipal bonds rallied over the summer even as short-term interest rates rose, erasing their previous losses.

Connecticut municipal bonds also were influenced by the state's improving fiscal condition in the recovering economy. Higher tax revenues enabled the state to end its 2004 fiscal year with a small budget surplus, which was used to replenish its rainy day fund. In addition,

better fiscal conditions reduced the state's need to borrow, and the volume of municipal bond issuance fell compared to the same period one year earlier. The more limited supply of newly issued bonds helped put downward pressure on yields.

In this environment, the fund continued to maintain an average duration — a measure of sensitivity to changing interest rates — that was generally in line with that of the Index. Although we might have preferred to extend the fund's average duration in advance of the summer rally, the limited supply of securities and rising interest rates made it difficult to do so. Otherwise, there was little trading activity in the fund, since most of the fund's issues carried higher yields than were available during the reporting period.

What is the fund's current strategy?

We have continued to maintain the fund's neutral average duration, allowing us to seek investment opportunities (among high-quality securities when practical), should they arise. In the meantime, we will continue to hold the fund's core holdings of seasoned bonds until suitable investments can be found.

November 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Connecticut residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

3 *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Connecticut Series from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.69	$ 7.31	$ 8.59
Ending value (after expenses)	$1,044.90	$1,042.20	$1,041.00

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.63	$ 7.22	$ 8.49
Ending value (after expenses)	$1,020.62	$1,018.05	$1,016.79

† *Expenses are equal to the fund's annualized expense ratio of .91% for Class A, 1.42% for Class B and 1.67% for Class C; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004 (Unaudited)

Long-Term Municipal Investments—95.3%	Principal Amount ($)		Value ($)
Connecticut—66.1%			
Connecticut:			
5.25%, 3/1/2012 (Prerefunded 3/1/2007)	3,000,000	a	3,250,200
5%, 3/15/2012 (Prerefunded 3/15/2008)	70,000	a	76,880
8.65%, 3/15/2012	5,000,000	b,c	5,982,850
5.125%, 3/15/2013 (Prerefunded 3/15/2008)	25,000	a	27,575
5.25%, 3/1/2016 (Prerefunded 3/1/2007)	2,700,000	a	2,923,884
5%, 8/15/2021 (Insured; FGIC)	2,000,000		2,147,700
5%, 10/15/2021 (Insured; FSA)	3,500,000		3,741,010
5.25%, 10/15/2021 (Insured; MBIA)	7,915,000		8,694,469
5.25%, 10/15/2022 (Insured; MBIA)	2,000,000		2,184,320
Airport Revenue (Bradley International Airport):			
5.25%, 10/1/2013 (Insured; FGIC)	30,000		32,639
8.533%, 10/1/2013	2,750,000	b,c	3,233,890
5.25%, 10/1/2016 (Insured; FGIC)	20,000		21,517
8.533%, 10/1/2016	2,225,000	b,c	2,562,488
(Clean Water Fund) Revenue:			
5.25%, 7/15/2012	15,000		16,718
8.513%, 7/15/2012	4,850,000	b,c	5,961,281
5.125%, 9/1/2014 (Prerefunded 9/1/2009)	3,050,000	a	3,423,076
Special Tax Obligation Revenue (Transportation Infrastructure):			
5.50%, Series A, 11/1/2007 (Insured; FSA)	4,580,000		5,028,153
5.50%, Series B, 11/1/2007 (Insured; FSA)	5,000,000		5,489,250
7.125%, 6/1/2010	3,400,000		4,087,684
5.375%, 7/1/2020 (Insured; FSA)	2,000,000		2,238,740
Connecticut Development Authority, Revenue:			
Airport Facility (Learjet Inc. Project) 7.95%, 4/1/2026	2,300,000		2,625,749
First Mortgage Gross, Health Care Project:			
(Church Homes Inc.) 5.80%, 4/1/2021	3,000,000		2,919,720
(Elim Park Baptist Home):			
5.375%, 12/1/2018	2,300,000		2,352,210
5.75%, 12/1/2023	1,000,000		1,039,090
PCR (Connecticut Light and Power):			
5.85%, 9/1/2028	3,200,000		3,378,912
5.95%, 9/1/2028	1,945,000		2,047,734
Water Facilities (Bridgeport Hydraulic) 6.15%, 4/1/2035 (Insured; AMBAC)	2,750,000		3,011,883

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Connecticut (continued)		
Connecticut Health and Educational Facilities Authority, Revenue:		
(Childrens Medical Center) 5%, 7/1/2021 (Insured; MBIA)	3,000,000	3,209,910
(Danbury Hospital) 5.75%, 7/1/2029 (Insured; AMBAC)	3,000,000	3,319,440
(Greenwich Academy) 5.75%, 3/1/2026 (Insured; FSA) (Prerefunded 3/1/2006)	3,130,000 [a]	3,321,806
(Hartford University) 5.625%, 7/1/2026	4,200,000	4,530,414
(Hospital for Special Care) 5.375%, 7/1/2017 (Insured; ACA)	3,680,000	3,832,978
(Loomis Chaffee School Project):		
5.25%, 7/1/2021	900,000	968,058
5.50%, 7/1/2023	2,150,000	2,333,202
5.25%, 7/1/2031	3,000,000	3,145,410
(New Britian General Hospital) 6.125%, 7/1/2014 (Insured; AMBAC)	1,000,000	1,023,280
(Sacred Heart University):		
6.50%, 7/1/2016 (Prerefunded 7/1/2006)	1,465,000 [a]	1,602,593
6.125%, 7/1/2017 (Prerefunded 7/1/2007)	1,000,000 [a]	1,121,680
6.625%, 7/1/2026 (Prerefunded 7/1/2006)	2,720,000 [a]	2,981,011
(Trinity College Issue) 5.875%, 7/1/2026 (Insured; MBIA) (Prerefunded 7/1/2006)	2,500,000 [a]	2,711,825
(University of New Haven):		
6.625%, 7/1/2016	2,050,000	2,146,186
6.70%, 7/1/2026	8,605,000	8,904,282
(William W. Backus Hospital) 5.75%, 7/1/2027 (Insured; AMBAC)	2,500,000	2,732,200
(Windham Community Memorial Hospital) 6%, 7/1/2020	1,000,000	1,047,520
(Yale, New Haven Hospital) 5.70%, 7/1/2025 (Insured; MBIA)	8,070,000	8,648,376
(Yale University) 5.125%, 7/1/2027	5,400,000	5,570,262
Connecticut Housing Finance Authority (Housing Mortgage Finance Program):		
5.05%, 11/15/2021	4,950,000	5,149,881
6%, 11/15/2027	4,000,000	4,152,880
5.45%, 11/15/2029	5,805,000	5,978,395
Eastern Connecticut Resource Recovery Authority (Wheelabrator Lisbon Project):		
5.50%, 1/1/2014	8,050,000	8,062,075
5.50%, 1/1/2020	7,000,000	7,017,570

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Connecticut (continued)		
Greenwich Housing Authority, MFHR		
(Greenwich Close):		
6.25%, 9/1/2017	2,840,000	2,875,244
6.35%, 9/1/2027	2,000,000	1,984,300
Hartford Parking System, Revenue		
6.50%, 7/1/2025	1,500,000	1,552,620
South Central Connecticut Regional Water Authority,		
Water System Revenue 5%, 8/1/2024 (Insured; MBIA)	4,285,000	4,540,943
Sprague, EIR (International Paper Co. Project)		
5.70%, 10/1/2021	1,350,000	1,380,983
Stamford:		
6.60%, 1/15/2010	2,750,000	3,252,095
Parking Garage:		
5%, 2/1/2018	900,000 [d]	990,567
5%, 2/1/2019	945,000 [d]	1,034,671
5%, 2/1/2020	970,000 [d]	1,055,709
University of Connecticut:		
5.25%, 2/15/2013	3,450,000	3,933,173
5.75%, 3/1/2015 (Insured; FGIC)		
(Prerefunded 3/1/2010)	1,770,000 [a]	2,041,022
5.75%, 3/1/2016 (Insured; FGIC)		
(Prerefunded 3/1/2010)	2,500,000 [a]	2,882,800
5%, 1/15/2018 (Insured; MBIA)	2,370,000	2,597,852
5%, 1/15/2019 (Insured; MBIA)	2,140,000	2,333,542
5.125%, 2/15/2020 (Insured; MBIA)	1,000,000	1,086,480
Special Obligation Student Fee Revenue:		
6%, 11/15/2016 (Insured; FGIC)		
(Prerefunded 11/15/2010)	2,425,000 [a]	2,856,432
6%, 11/15/2017 (Insured; FGIC)		
(Prerefunded 11/15/2010)	2,000,000 [a]	2,355,820
5.25%, 11/15/2021 (Insured; FGIC)	1,755,000	1,928,166
5.75%, 11/15/2029 (Insured; FGIC)		
(Prerefunded 11/15/2010)	2,500,000 [a]	2,910,375
U. S. Related—29.2%		
Children's Trust Fund of Puerto Rico, Tobacco		
Settlement Revenue, Asset Backed Bonds		
6%, 7/1/2026 (Prerefunded 7/1/2010)	5,000,000 [a]	5,786,700
Commonwealth of Puerto Rico:		
5.50%, 7/1/2012 (Insured; MBIA)	50,000	58,006
9.052%, 7/1/2012	2,000,000 [b,c]	2,640,480
9.052%, 7/1/2013	3,950,000 [b,c]	5,260,847
5.65%, 7/1/2015 (Insured; MBIA)	6,690,000	7,927,316

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
U. S. Related (continued)		
Commonwealth of Puerto Rico (continued):		
(Public Improvement):		
5.50%, 7/1/2013 (Insured; MBIA)	100,000	116,593
5.25%, 7/1/2014 (Insured; MBIA)	3,925,000	4,524,308
5.25%, 7/1/2015 (Insured; MBIA)	1,000,000	1,156,130
6%, 7/1/2015 (Insured; MBIA)	2,000,000	2,442,980
5.25%, 7/1/2027 (Prerefunded 7/1/2011)	2,795,000 [a]	3,164,471
5.25%, 7/1/2027 (Insured; FSA)	1,705,000	1,815,893
Puerto Rico Aqueduct and Sewer Authority, Revenue 6.25%, 7/1/2013 (Insured; MBIA)	9,000,000	10,991,430
Puerto Rico Electric Power Authority,		
Power Revenue:		
5.125%, 7/1/2026 (Insured; FSA)	4,000,000	4,246,360
5.25%, 7/1/2029 (Insured; FSA)	8,000,000	8,489,040
Puerto Rico Highway and Transportation Authority:		
Highway Revenue:		
5.50%, 7/1/2013 (Insured; MBIA)	10,000	11,659
9.033%, 7/1/2013 (Insured; MBIA)	2,290,000 [b,c]	3,049,959
5.50%, 7/1/2026 (Insured; FSA) (Prerefunded 7/1/2006)	2,375,000 [a]	2,551,368
5.50%, 7/1/2036	8,500,000	9,263,045
Transportation Revenue 5.75%, 7/1/2041	3,000,000	3,324,930
Puerto Rico Industrial Tourist, Educational, Medical and Environmental Control Facilities Financing Authority, Revenue (Teachers Retirement System) 5.50% 7/1/2021	800,000	857,136
Puerto Rico Ports Authority, Special Facilities Revenue (American Airlines) 6.25%, 6/1/2026	3,105,000	1,916,064
Puerto Rico Public Finance Corp.		
(Commonwealth Appropriation):		
6%, 8/1/2026 (Insured; AGC)	570,000	690,931
6%, 8/1/2026 (Insured; AGC)	4,755,000	5,793,968
University of Puerto Rico, University Revenue 5.50%, 6/1/2015 (Insured; MBIA)	5,000,000	5,174,600
Virgin Islands Public Finance Authority, Revenue, Gross Receipts Taxes Loan Note 6.375%, 10/1/2019	2,000,000	2,316,360

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
U. S. Related (continued)		
Virgin Islands Water and Power Authority, Electric System 5.30%, 7/1/2021	1,750,000	1,771,298
Total Long—Term Municipal Investments (cost $286,899,901)		**310,945,522**

Short-Term Municipal Investments—4.2%		
Connecticut;		
Connecticut Health and Educational Facilities Authority, Revenue, VRDN:		
(Quinnipac University) 1.73% (Insured; AGIC)	3,000,000 [e]	3,000,000
(Yale University):		
1.63%	8,600,000 [e]	8,600,000
1.68%	2,000,000 [e]	2,000,000
Total Short-Term Municipal Investments (cost $13,600,000)		**13,600,000**

Total Investments (cost $300,499,901)	**99.5%**	**324,545,522**
Cash and Receivables (Net)	**.5%**	**1,738,765**
Net Assets	**100.0%**	**326,284,287**

Summary of Abbreviations

ACA	American Capital Access	**FSA**	Financial Security Assurance
AGC	ACE Guaranty Corporation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
AGIC	Asset Guaranty Insurance Company	**MFHR**	Multi-Family Housing Revenue
AMBAC	American Municipal Bond Assurance Corporation	**PCR**	Pollution Control Revenue
EIR	Environment Improvement Revenue	**VRDN**	Variable Rate Demand Notes
FGIC	Financial Guaranty Insurance Company		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	62.7
AA		Aa		AA	5.5
A		A		A	9.0
BBB		Baa		BBB	14.7
CCC		Caa		CCC	.6
F1		MIG1/P1		SP1/A1	4.2
Not Rated [f]		Not Rated [f]		Not Rated [f]	3.3
					100.0

† *Based on total investments.*

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been deemed to be liquid by the Board of Trustees. At October 31, 2004, these securities amounted to $28,691,795 or 8.8% of net assets.*

[c] *Inverse floater security—the interest rate is subject to change periodically.*

[d] *Purchased on a delayed delivery basis.*

[e] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[f] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	300,499,901	324,545,522
Cash		113,438
Interest receivable		5,022,357
Receivable for shares of Beneficial Interest subscribed		68,621
Prepaid expenses		16,359
		329,766,297
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		243,502
Payable for investment securities purchased		3,062,788
Payable for shares of Beneficial Interest redeemed		139,962
Accrued expenses		35,758
		3,482,010
Net Assets ($)		**326,284,287**
Composition of Net Assets ($):		
Paid-in capital		305,891,304
Accumulated undistributed investment income—net		39,148
Accumulated net realized gain (loss) on investments		(3,691,786)
Accumulated net unrealized appreciation (depreciation) on investments		24,045,621
Net Assets ($)		**326,284,287**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	278,140,889	37,150,375	10,993,023
Shares Outstanding	22,854,802	3,055,299	904,877
Net Asset Value Per Share ($)	**12.17**	**12.16**	**12.15**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**8,499,558**
Expenses:	
Management fee—Note 3(a)	900,699
Shareholder servicing costs—Note 3(c)	512,025
Distribution fees—Note 3(b)	138,180
Custodian fees	18,769
Professional fees	14,636
Registration fees	12,409
Prospectus and shareholders' reports	8,755
Trustees' fees and expenses—Note 3(d)	5,004
Loan commitment fees—Note 2	1,037
Miscellaneous	14,648
Total Expenses	**1,626,162**
Less—expense reduction in custody fees due to earnings credits—Note 1(b)	(1,685)
Net Expenses	**1,624,477**
Investment Income—Net	**6,875,081**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	113,224
Net unrealized appreciation (depreciation) on investments	7,073,865
Net Realized and Unrealized Gain (Loss) on Investments	**7,187,089**
Net Increase in Net Assets Resulting from Operations	**14,062,170**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004
Operations ($):		
Investment income–net	6,875,081	14,653,657
Net realized gain (loss) on investments	113,224	101,973
Net unrealized appreciation (depreciation) on investments	7,073,865	(8,390,976)
Net Increase (Decrease) in Net Assets Resulting from Operations	**14,062,170**	**6,364,654**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(5,945,653)	(12,539,739)
Class B shares	(731,867)	(1,669,346)
Class C shares	(192,669)	(422,679)
Total Dividends	**(6,870,189)**	**(14,631,764)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	6,927,861	18,398,796
Class B shares	897,042	3,835,618
Class C shares	921,737	3,133,580
Dividends reinvested:		
Class A shares	3,599,046	7,159,366
Class B shares	423,839	982,244
Class C shares	122,353	279,674
Cost of shares redeemed:		
Class A shares	(20,071,060)	(42,133,150)
Class B shares	(5,813,800)	(9,476,498)
Class C shares	(2,000,461)	(3,578,865)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(14,993,443)**	**(21,399,235)**
Total Increase (Decrease) in Net Assets	**(7,801,462)**	**(29,666,345)**
Net Assets ($):		
Beginning of Period	334,085,749	363,752,094
End of Period	**326,284,287**	**334,085,749**
Undistributed investment income–net	39,148	–

	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004
Capital Share Transactions:		
Class A[a]		
Shares sold	577,618	1,511,945
Shares issued for dividends reinvested	300,040	588,340
Shares redeemed	(1,686,748)	(3,470,845)
Net Increase (Decrease) in Shares Outstanding	**(809,090)**	**(1,370,560)**
Class B[a]		
Shares sold	74,797	313,778
Shares issued for dividends reinvested	35,377	80,795
Shares redeemed	(487,460)	(777,793)
Net Increase (Decrease) in Shares Outstanding	**(377,286)**	**(383,220)**
Class C		
Shares sold	76,448	254,844
Shares issued for dividends reinvested	10,222	23,031
Shares redeemed	(168,650)	(295,271)
Net Increase (Decrease) in Shares Outstanding	**(81,980)**	**(17,396)**

[a] *During the period ended October 31, 2004, 237,742 Class B shares representing $2,845,531, were automatically converted to 237,542 Class A shares and during the period ended April 30, 2004, 373,758 Class B shares representing $4,549,900 were automatically converted to 373,429 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended October 31, 2004	Year Ended April 30,				
Class A Shares	(Unaudited)	2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	11.90	12.19	11.86	11.72	11.21	12.26
Investment Operations:						
Investment income—net	.26[b]	.52[b]	.55[b]	.57[b]	.57	.58
Net realized and unrealized gain (loss) on investments	.27	(.29)	.32	.14	.51	(.96)
Total from Investment Operations	.53	.23	.87	.71	1.08	(.38)
Distributions:						
Dividends from investment income—net	(.26)	(.52)	(.54)	(.57)	(.57)	(.58)
Dividends from net realized gain on investments	–	–	–	–	–	(.09)
Total Distributions	(.26)	(.52)	(.54)	(.57)	(.57)	(.67)
Net asset value, end of period	12.17	11.90	12.19	11.86	11.72	11.21
Total Return (%)[c]	4.49[d]	1.84	7.51	6.16	9.86	(3.06)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.91[e]	.90	.91	.90	.89	.90
Ratio of net expenses to average net assets	.91[e]	.90	.91	.90	.89	.90
Ratio of net investment income to average net assets	4.28[e]	4.23	4.53	4.81	4.97	5.08
Portfolio Turnover Rate	11.06[d]	34.08	38.11	15.96	21.71	35.12
Net Assets, end of period ($ x 1,000)	278,141	281,559	305,076	301,044	289,723	274,962

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.80% to 4.81%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	11.89	12.18	11.85	11.71	11.20	12.26
Investment Operations:						
Investment income—net	.23[b]	.45[b]	.48[b]	.51[b]	.51	.52
Net realized and unrealized gain (loss) on investments	.27	(.29)	.33	.14	.51	(.97)
Total from Investment Operations	.50	.16	.81	.65	1.02	(.45)
Distributions:						
Dividends from investment income—net	(.23)	(.45)	(.48)	(.51)	(.51)	(.52)
Dividends from net realized gain on investments	–	–	–	–	–	(.09)
Total Distributions	(.23)	(.45)	(.48)	(.51)	(.51)	(.61)
Net asset value, end of period	12.16	11.89	12.18	11.85	11.71	11.20
Total Return (%)[c]	4.22[d]	1.31	6.96	5.61	9.31	(3.66)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.42[e]	1.41	1.42	1.42	1.41	1.42
Ratio of net expenses to average net assets	1.42[e]	1.41	1.42	1.42	1.41	1.42
Ratio of net investment income to average net assets	3.77[e]	3.71	4.01	4.28	4.45	4.55
Portfolio Turnover Rate	11.06[d]	34.08	38.11	15.96	21.71	35.12
Net Assets, end of period ($ x 1,000)	37,150	40,806	46,460	43,070	38,794	42,283

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.27% to 4.28%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	11.88	12.16	11.84	11.70	11.19	12.25
Investment Operations:						
Investment income—net	.21[b]	.42[b]	.45[b]	.48[b]	.49	.50
Net realized and unrealized gain (loss) on investments	.27	(.28)	.32	.14	.51	(.97)
Total from Investment Operations	.48	.14	.77	.62	1.00	(.47)
Distributions:						
Dividends from investment income—net	(.21)	(.42)	(.45)	(.48)	(.49)	(.50)
Dividends from net realized gain on investments	–	–	–	–	–	(.09)
Total Distributions	(.21)	(.42)	(.45)	(.48)	(.49)	(.59)
Net asset value, end of period	12.15	11.88	12.16	11.84	11.70	11.19
Total Return (%)[c]	4.10[d]	1.15	6.62	5.36	9.05	(3.89)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.67[e]	1.65	1.66	1.65	1.65	1.66
Ratio of net expenses to average net assets	1.67[e]	1.65	1.66	1.65	1.65	1.66
Ratio of net investment income to average net assets	3.53[e]	3.47	3.77	4.03	4.20	4.31
Portfolio Turnover Rate	11.06[d]	34.08	38.11	15.96	21.71	35.12
Net Assets, end of period ($ x 1,000)	10,993	11,721	12,217	9,684	5,249	4,400

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.02% to 4.03%. Per share data and ratios/ supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Connecticut Series (the "fund"). The Trust's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $3,084,278 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2004. If not applied, $1,164,443 of the carryover expires in fiscal 2009 and $1,919,835 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2004 was as follows: tax exempt income $14,631,764. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2004, the Distributor retained $6,352 from commissions earned on sales of the fund's Class A shares and $45,309 and $245 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2004, Class B and Class C shares were charged $97,196 and $40,984, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may

make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2004, Class A, Class B and Class C shares were charged $347,150, $48,598 and $13,661, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2004, the fund was charged $57,645 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $151,810, Rule 12b-1 distribution plan fees $22,687, shareholder services plan fees $69,005.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2004, amounted to $35,266,179 and $63,349,558, respectively.

At October 31, 2004, accumulated net unrealized appreciation on investments was $24,045,621, consisting of $25,209,933 gross unrealized appreciation and $1,164,312 gross unrealized depreciation.

At October 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

Dreyfus Premier State Municipal Bond Fund, Connecticut Series
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

0064SA1004

Dreyfus Premier State Municipal Bond Fund, Florida Series

SEMIANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Florida Series, covering the six-month period from May 1, 2004, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Douglas Gaylor.

The Federal Reserve Board has raised short-term interest rates three times since the beginning of the summer, higher commodity prices suggest that inflationary pressures may be rising over the near term and lower federal tax rates have made tax-advantaged investments somewhat less beneficial for many investors. Nonetheless, the municipal bond market is on its way to posting another successful year. In our view, investor demand for municipal bonds has remained strong due to concerns that record energy prices and persistent geopolitical tensions may be eroding the rate of U.S. economic growth.

In uncertain markets such as these, the tax-exempt investments that are right for you depend on your current needs, future goals, tolerance for risk and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific market sectors that will satisfy most effectively your tax-exempt income and capital preservation needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004

DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

How did Dreyfus State Municipal Bond Fund, Florida Series perform relative to its benchmark?

For the six-month period ended October 31, 2004, the fund achieved total returns of 4.70% for Class A shares, 4.36% for Class B shares and 4.31% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 4.79% for the same period.[2] In addition, the fund is reported in the Lipper Florida Municipal Debt Funds category, and the average total return for all funds reported in this category was 3.99% for the reporting period.[3]

Although investors' concerns regarding the potential effects of a stronger economy caused heightened market volatility during the spring, subsequent signs of weaker economic growth led to a market rally that more than offset earlier losses. The fund produced higher returns than its Lipper category average, primarily because of relatively high levels of income from its longstanding, core holdings. However, the fund produced lower returns than its benchmark, primarily because the Index does not reflect fund fees and expenses to which the fund is subject.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The fund's performance was influenced by investors' changing perceptions of the economy and inflation. At the beginning of the reporting period, signs of a stronger job market and higher energy prices already had sparked renewed concerns that long-dormant inflationary forces might resurface. Many investors revised forward their expectations of the timing of moves toward higher interest rates by the Federal Reserve Board (the "Fed"). As a result, tax-exempt bond prices fell sharply in the spring of 2004. Bonds in the intermediate-term part of the maturity spectrum were particularly hard-hit, as institutional investors and hedge funds attempted to profit from heightened price volatility, while longer-term bonds did better.

However, new data released during the summer of 2004 suggested that the U.S. economy might not be growing as strongly as investors previously believed. Indeed, despite three short-term interest-rate increases by the Fed between June and September, the longer-term bond market generally rallied as investors' inflation concerns waned, erasing the market's previous losses.

In addition, the strengthening economy began to produce better fiscal conditions for many states and municipalities, including Florida. In fact, because of its diverse economic base and strong tourist activity, Florida has fared better than many other states. As a result, the supply of new municipal securities from Florida issuers generally declined compared to the same period one year earlier, helping to support bond prices.

In this environment, we maintained an average duration that was slightly shorter than that of the Index. While this positioning prevented the fund from participating more fully in market rallies, we believe that it gives us greater flexibility to seek investment opportunities when they become available. Otherwise, there was little trading activity over the reporting period, primarily because it was not practical to replace the fund's existing core holdings, many of which were purchased years ago at higher yields than typically are available today.

What is the fund's current strategy?

As of the end of the reporting period, we have continued to maintain what we believe to be a generally defensive positioning in the expectation that short-term interest rates are likely to continue to move higher. In our view, these are prudent strategies as investors adjust to the next phase of the economic cycle.

November 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Florida residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

3 *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Florida Series from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.00	$ 7.57	$ 8.70
Ending value (after expenses)	$1,047.00	$1,043.60	$1,043.10

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.94	$ 7.48	$ 8.59
Ending value (after expenses)	$1,020.32	$1,017.80	$1,016.69

† *Expenses are equal to the fund's annualized expense ratio of .97% for Class A, 1.47% for Class B and 1.69% for Class C; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004 (Unaudited)

Long-Term Municipal Investments—95.7%	Principal Amount ($)	Value ($)
Brevard County, IDR (Nui Corp Project)		
6.40%, 10/1/2024 (Insured; AMBAC)	1,000,000	1,023,380
Broward County Housing Finance Authority, MFHR:		
(Emerald Palms Apartments)		
5.60%, 7/1/2021 (Collateralized; FNMA)	2,000,000	2,102,520
(Pembroke Villas Project)		
5.55%, 1/1/2023 (Insured; FSA)	1,000,000	1,044,810
Broward County School Board, COP:		
5.25%, 7/1/2018 (Insured; MBIA)	1,855,000	2,050,591
5%, 7/1/2021 (Insured; FSA)	1,250,000	1,325,463
Cape Coral, Water & Sewer Revenue		
5.25%, 10/1/2017 (Insured; AMBAC)	1,890,000	2,111,300
Capital Projects Finance Authority:		
Revenue:		
(Airports Project):		
5.25%, 6/1/2014 (Insured; MBIA)	1,485,000	1,657,706
5%, 6/1/2020 (Insured; MBIA)	1,465,000	1,549,706
Student Housing Revenue		
(Capital Projects Loan)		
5.50%, 10/1/2017 (Insured; MBIA)	2,520,000	2,744,935
Dade County Housing Finance Authority, SFMR		
6.70%, 4/1/2028		
(Collateralized: FNMA, GNMA)	2,360,000	2,421,454
Davie, Water & Sewer Revenue		
5.25%, 10/1/2018 (Insured; AMBAC)	475,000	528,974
Escambia County, Sales Tax Revenue		
5.25%, 10/1/2018 (Insured; AMBAC)	1,200,000	1,336,176
Escambia County Housing Finance Authority,		
SFMR (Multi-County Program)		
5.50%, 10/1/2021		
(Collateralized: FNMA, GNMA)	3,895,000	4,096,410
Florida (Jacksonville Transportation)		
5%, 7/1/2012	3,000,000	3,227,550
Florida Board of Education:		
Capital Outlay (Public Education):		
5%, 6/1/20111,	200,000	1,289,052
4.75%, 6/1/2019 (Insured; MBIA)	800,000	841,736
Lottery Revenue:		
5.25%, 7/1/2017 (Insured; FGIC)	3,890,000	4,321,634
5%, 7/1/2020 (Insured; FGIC)	1,480,000	1,580,344

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Florida Housing Finance Agency		
(Brittany Rosemont Apartments)		
7%, 2/1/2035 (Insured; AMBAC)	6,000,000	6,142,680
Florida Intergovernmental Finance Commission,		
Capital Revenue:		
5%, 2/1/2018 (Insured; AMBAC)	1,000,000	1,082,860
5.125%, 2/1/2031 (Insured; AMBAC)	1,500,000	1,543,515
Florida Municipal Loan Council, Revenue		
5.25%, 5/1/2017 (Insured; MBIA)	1,825,000	2,016,497
Hillsborough County School District,		
Sales Tax Revenue		
5.375%, 10/1/2018 (Insured; AMBAC)	2,075,000	2,320,390
Jacksonville:		
Excise Taxes Revenue		
5.375%, 10/1/2019 (Insured; AMBAC)	3,450,000	3,868,485
Guaranteed Entitlement Revenue		
5.375%, 10/1/2020 (Insured; FGIC)	3,795,000	4,234,537
Jacksonville Electric Authority, Revenue		
5%, 10/1/2013	965,000	991,267
Jea, St John's River Power Park System Revenue:		
5%, 10/1/2017	1,500,000	1,612,860
5%, 10/1/2018	1,500,000	1,605,315
Lee County Housing Finance Authority SFMR:		
6.30%, 3/1/2029 (Collateralized: FNMA, GNMA)	400,000	404,736
(Multi-County Program)		
7.45%, 9/1/2027 (Collateralized: FNMA, GNMA)	135,000	137,002
Manatee County Housing Finance Authority,		
Mortgage Revenue		
5.85%, 11/1/2033 (Collateralized; GNMA)	4,065,000	4,336,054
Marion County School Board, COP		
5.25%, 6/1/2017 (Insured; FSA)	2,015,000	2,233,728
Miami-Dade County, Solid Waste System Revenue		
5.50%, 10/1/2017 (Insured; FSA)	2,595,000	2,916,624
Miami-Dade County Housing Finance Authority,		
MFMR: (Country Club Villa)		
5.70%, 7/1/2021 (Insured; FSA)	400,000	425,708
(Miami Stadium Apartments)		
5.40%, 8/1/2021 (Insured; FSA)	1,275,000	1,343,009

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
North Miami Educational Facilities, Revenue (Johnston & Wales University Project) 5%, 4/1/2017	1,800,000	1,949,670
Orange County Housing Finance Authority, MFHR:		
(Palm Grove Gardens) 5.15%, 1/1/2023 (Collateralized; FNMA)	1,175,000	1,226,348
(Seminole Pointe Project) 5.75%, 12/1/2023	2,840,000	2,963,029
Osceola County Industrial Development Authority, Revenue (Community Provider Pooled Loan Program) 7.75%, 7/1/2017	1,670,000	1,680,204
Palm Bay, Uitlity Revenue		
(Capital Appreciation) Zero Coupon, 10/1/2020 (Insured; FGIC)	1,845,000	870,065
(Palm Bay Utility Corporation Project) 5%, 10/1/2019 (Insured; MBIA)	500,000	541,680
Palm Beach County Housing Finance Authority Single Family Mortgage Purchase Revenue 6.55%, 4/1/2027 (Collateralized: FNMA, GNMA)	285,000	294,311
Palm Beach County School Board, COP (Master Lease) 5%, 8/1/2017 (Insured; AMBAC)	1,905,000	2,083,460
Pinellas County Housing Finance Authority, SFMR (Multi-County Program) 6.70%, 2/1/2028 (Collateralized: FNMA, GNMA)	1,360,000	1,390,695
Port Palm Beach District, Revenue:		
Zero Coupon, 9/1/2022	1,000,000	426,450
Zero Coupon, 9/1/2023	1,000,000	399,890
Port St. Lucie Storm Water Utility Revenue 5%, 5/1/2023 (Insured; MBIA)	1,750,000	1,834,158
Seminole Water Control District 6.75%, 8/1/2022	1,860,000	1,911,392
South Broward Hospital District, HR 5.60%, 5/1/2027	4,000,000	4,260,120
St. Lucie County, Sales Tax Revenue 5.25%, 10/1/2017 (Insured; MBIA)	1,885,000	2,105,715

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Tampa:		
(Alleghany Health System—St. Joseph)		
6.50%, 12/1/2023		
(Insured; MBIA)(Prerefunded 12/1/2004)	1,000,000 [a]	1,024,180
Utility Tax Zero Coupon, 4/1/2017 (Insured; AMBAC)	2,110,000	1,240,659
Village Center Community Development District,		
Utility Revenue 5.25%, 10/1/2023 (Insured; MBIA)	1,000,000	1,083,160
Winter Park, Water & Sewer Revenue:		
5.375%, 12/1/2017 (Insured; AMBAC)	1,645,000	1,859,985
5.375%, 12/1/2018 (Insured; AMBAC)	1,730,000	1,951,025
Winter Springs, Water & Sewer Revenue		
5%, 4/1/2020 (Insured; MBIA)	1,585,000	1,689,483
Total Long-Term Municipal Investments		
(cost $99,943,078)		**105,254,687**
Short-Term Municipal Investments—2.7%		
Collier County Health Facilities Authority,		
Revenue, VRDN (Cleveland Clinic Health)		
1.74% (LOC; JP Morgan Chase)	2,000,000 [b]	2,000,000
Dade County Industrial Development		
Authority, PCR, VRDN (Florida		
Power & Light Company Project) 1.79%	1,000,000 [b]	1,000,000
Total Short-Term Municipal Investments		
(cost $3,000,000)		**3,000,000**
Total Investments (cost $102,943,078)	**98.4%**	**108,254,687**
Cash and Receivables (Net)	**1.6%**	**1,730,053**
Net Assets	**100.0%**	**109,984,740**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**HR**	Hospital Revenue
COP	Certificate of Participation	**LOC**	Letter of Credit
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FNMA	Federal National Mortgage Association	**MFHR**	Multi-Family Housing Revenue
FSA	Financial Security Assurance	**MFMR**	Multi-Family Mortgage Revenue
GNMA	Government National Mortgage Association	**PCR**	Pollution Control Revenue
		SFMR	Single Family Mortgage Revenue
		VRDN	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	79.2
AA		Aa		AA	12.0
A		A		A	2.7
F1		MIG1/P1		SP1/A1	2.8
Not Rated[c]		Not Rated[c]		Not Rated[c]	3.3
					100.0

† *Based on total investments.*

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

[d] *At October 31, 2004, the fund had $28,328,766 or 25.8% of net assets invested in securities whose payment of principal and interest is dependent upon revenues generated from housing projects.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	102,943,078	108,254,687
Cash		481,656
Interest receivable		1,375,697
Receivable for shares of Beneficial Interest subscribed		22,654
Prepaid expenses		14,494
		110,149,188
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		81,474
Payable for shares of Beneficial Interest redeemed		51,451
Accrued expenses		31,523
		164,448
Net Assets ($)		**109,984,740**
Composition of Net Assets ($):		
Paid-in capital		105,546,891
Accumulated net realized gain (loss) on investments		(873,760)
Accumulated net unrealized appreciation (depreciation) on investments		5,311,609
Net Assets ($)		**109,984,740**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	96,149,734	8,976,347	4,858,659
Shares Outstanding	6,663,180	622,286	336,721
Net Asset Value Per Share ($)	**14.43**	**14.42**	**14.43**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**2,753,157**
Expenses:	
Management fee—Note 3(a)	306,640
Shareholder servicing costs—Note 3(c)	186,642
Distribution fees—Note 3(b)	41,751
Professional fees	14,212
Registration fees	12,944
Custodian fees	8,813
Prospectus and shareholders' reports	3,893
Trustees' fees and expenses—Note 3(d)	2,120
Loan commitment fees—Note 2	354
Miscellaneous	7,629
Total Expenses	**584,998**
Less—reduction in custody fees due to earnings credits—Note 1(b)	(3,131)
Net Expenses	**581,867**
Investment Income—Net	**2,171,290**
Realized and Unrealized Gain (Loss) on Investments-Note 4 ($):	
Net realized gain (loss) on investments	(102,666)
Net unrealized appreciation (depreciation) on investments	2,918,847
Net Realized and Unrealized Gain (Loss) on Investments	**2,816,181**
Net Increase in Net Assets Resulting from Operations	**4,987,471**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004
Operations ($):		
Investment income—net	2,171,290	4,923,623
Net realized gain (loss) on investments	(102,666)	358,258
Net unrealized appreciation (depreciation) on investments	2,918,847	(3,257,634)
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,987,471**	**2,024,247**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(1,927,402)	(4,352,725)
Class B shares	(167,924)	(423,092)
Class C shares	(75,964)	(147,787)
Total Dividends	**(2,171,290)**	**(4,923,604)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	2,105,376	7,104,495
Class B shares	525,754	2,011,937
Class C shares	378,065	2,328,204
Dividends reinvested:		
Class A shares	1,032,813	2,058,531
Class B shares	54,445	136,316
Class C shares	51,186	91,924
Cost of shares redeemed:		
Class A shares	(8,695,023)	(17,075,591)
Class B shares	(2,038,231)	(4,672,348)
Class C shares	(348,211)	(1,554,711)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(6,933,826)**	**(9,571,243)**
Total Increase (Decrease) in Net Assets	**(4,117,645)**	**(12,470,600)**
Net Assets ($):		
Beginning of Period	114,102,385	126,572,985
End of Period	**109,984,740**	**114,102,385**

	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004
Capital Share Transactions:		
Class A[a]		
Shares sold	149,380	494,043
Shares issued for dividends reinvested	72,690	143,836
Shares redeemed	(617,221)	(1,192,091)
Net Increase (Decrease) in Shares Outstanding	**(395,151)**	**(554,212)**
Class B[a]		
Shares sold	37,251	139,776
Shares issued for dividends reinvested	3,836	9,535
Shares redeemed	(143,919)	(327,714)
Net Increase (Decrease) in Shares Outstanding	**(102,832)**	**(178,403)**
Class C		
Shares sold	26,374	162,919
Shares issued for dividends reinvested	3,602	6,422
Shares redeemed	(24,597)	(108,527)
Net Increase (Decrease) in Shares Outstanding	**5,379**	**60,814**

[a] *During the period ended October 31, 2004, 33,655 Class B shares representing $476,352 were automatically converted to 33,653 Class A shares and during the period ended April 30, 2004, 113,355 Class B shares representing $1,611,310 were automatically converted to 113,287 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended October 31, 2004	Year Ended April 30,				
Class A Shares	(Unaudited)	2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	14.06	14.41	13.94	13.69	12.88	14.03
Investment Operations:						
Investment income—net	.28[b]	.59[b]	.62[b]	.62[b]	.62	.65
Net realized and unrealized gain (loss) on investments	.37	(.35)	.47	.25	.81	(1.10)
Total from Investment Operations	.65	.24	1.09	.87	1.43	(.45)
Distributions:						
Dividends from investment income—net	(.28)	(.59)	(.62)	(.62)	(.62)	(.65)
Dividends from net realized gain on investments	–	–	–	(.00)[c]	(.00)[c]	(.05)
Total Distributions	(.28)	(.59)	(.62)	(.62)	(.62)	(.70)
Net asset value, end of period	14.43	14.06	14.41	13.94	13.69	12.88
Total Return (%)[d]	4.70[e]	1.69	7.96	6.48	11.32	(3.19)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.98[f]	.88	.94	.95	1.10	.98
Ratio of net expenses to average net assets	.97[f]	.88	.94	.94	.92	.92
Ratio of net investment income to average net assets	3.97[f]	4.13	4.37	4.47	4.65	4.92
Portfolio Turnover Rate	1.40[e]	11.62	25.52	52.76	8.55	29.04
Net Assets, end of period ($ x 1,000)	96,150	99,251	109,664	112,641	117,133	118,352

a *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.45% to 4.47%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

b *Based on average shares outstanding at each month end.*

c *Amount represents less than$.01 per share.*

d *Exclusive of sales charge.*

e *Not annualized.*

f *Annualized.*

See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	14.06	14.40	13.93	13.68	12.87	14.02
Investment Operations:						
Investment income—net	.25[b]	.52[b]	.55[b]	.55[b]	.55	.58
Net realized and unrealized gain (loss) on investments	.36	(.34)	.47	.25	.81	(1.10)
Total from Investment Operations	.61	.18	1.02	.80	1.36	(.52)
Distributions:						
Dividends from investment income—net	(.25)	(.52)	(.55)	(.55)	(.55)	(.58)
Dividends from net realized gain on investments	–	–	–	(.00)[c]	(.00)[c]	(.05)
Total Distributions	(.25)	(.52)	(.55)	(.55)	(.55)	(.63)
Net asset value, end of period	14.42	14.06	14.40	13.93	13.68	12.87
Total Return (%)[d]	4.36[e]	1.25	7.43	5.94	10.78	(3.68)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.48[f]	1.38	1.43	1.45	1.61	1.49
Ratio of net expenses to average net assets	1.47[f]	1.38	1.43	1.44	1.42	1.43
Ratio of net investment income to average net assets	3.47[f]	3.64	3.86	3.96	4.16	4.41
Portfolio Turnover Rate	1.40[e]	11.62	25.52	52.76	8.55	29.04
Net Assets, end of period ($ x 1,000)	8,976	10,193	13,012	9,332	9,792	14,353

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.94% to 3.96%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01 per share.*

[d] *Exclusive of sales charge.*

[e] *Not annualized.*

[f] *Annualized.*

See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	14.06	14.41	13.94	13.69	12.88	14.03
Investment Operations:						
Investment income—net	.23[b]	.49[b]	.51[b]	.51[b]	.52	.54
Net realized and unrealized gain (loss) on investments	.37	(.35)	.47	.26	.81	(1.10)
Total from Investment Operations	.60	.14	.98	.77	1.33	(.56)
Distributions:						
Dividends from investment income—net	(.23)	(.49)	(.51)	(.52)	(.52)	(.54)
Dividends from net realized gain on investments	–	–	–	(.00)[c]	(.00)[c]	(.05)
Total Distributions	(.23)	(.49)	(.51)	(.52)	(.52)	(.59)
Net asset value, end of period	14.43	14.06	14.41	13.94	13.69	12.88
Total Return (%)[d]	4.31[e]	.94	7.17	5.68	10.50	(3.97)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.70[f]	1.61	1.68	1.68	1.88	1.83
Ratio of net expenses to average net assets	1.69[f]	1.61	1.68	1.67	1.67	1.73
Ratio of net investment income to average net assets	3.24[f]	3.38	3.62	3.69	3.83	4.11
Portfolio Turnover Rate	1.40[e]	11.62	25.52	52.76	8.55	29.04
Net Assets, end of period ($ x 1,000)	4,859	4,659	3,897	2,663	1,004	456

a *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.66% to 3.69%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

b *Based on average shares outstanding at each month end.*

c *Amount represents less than $.01 per share.*

d *Exclusive of sales charge.*

e *Not annualized.*

f *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series, including the Florida Series (the "fund"). The Trust's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains of losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with incomes tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $771,094 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2004. If not applied, $46,060 of the carryover expires in fiscal 2009 and $725,034 expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2004, were as follows: tax exempt income $4,923,604. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2004, the Distributor retained $4,037 from commissions earned on sales of the fund's Class A shares and $22,820 from contingent deferred sales charges on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2004, Class B and Class C shares were charged $24,168 and $17,583, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund

and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2004, Class A, Class B and Class C shares were charged $121,437, $12,084 and $5,861, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2004, the fund was charged $28,515 pursuant to the transfer agency agreement.

The components of Due to the Dreyfus Corporation and affiliates consist of: management fees $51,321, Rule 12b-1 distribution plan fees $6,826 and shareholders services plan fees $23,327.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2004, amounted to $1,500,000 and $9,718,534, respectively.

At October 31, 2004, accumulated net unrealized appreciation on investments was $5,311,609, consisting of $5,333,710 gross unrealized appreciation and $22,101 gross unrealized depreciation.

At October 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

Dreyfus Premier State Municipal Bond Fund, Florida Series
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

0051SA1004

Dreyfus Premier State Municipal Bond Fund, Maryland Series

SEMIANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Maryland Series, covering the six-month period from May 1, 2004, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Douglas Gaylor.

The Federal Reserve Board has raised short-term interest rates three times since the beginning of the summer, higher commodity prices suggest that inflationary pressures may be rising over the near term and lower federal tax rates have made tax-advantaged investments somewhat less beneficial for many investors. Nonetheless, the municipal bond market is on its way to posting another successful year. In our view, investor demand for municipal bonds has remained strong due to concerns that record energy prices and persistent geopolitical tensions may be eroding the rate of U.S. economic growth.

In uncertain markets such as these, the tax-exempt investments that are right for you depend on your current needs, future goals, tolerance for risk and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific market sectors that will satisfy most effectively your tax-exempt income and capital preservation needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004

DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

How did Dreyfus State Municipal Bond Fund, Maryland Series perform relative to its benchmark?

For the six-month period ended October 31, 2004, the fund achieved total returns of 4.59% for Class A shares, 4.32% for Class B shares and 4.27% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 4.79% for the same period.[2] In addition, the fund is reported in the Lipper Maryland Municipal Debt Funds category, and the average total return for all funds reported in this category was 3.77% for the reporting period.[3]

Although renewed inflation concerns caused heightened market volatility during the spring, subsequent signs of weaker economic growth led to a market rally that more than offset earlier losses. The fund produced higher returns than its Lipper category average, primarily because of relatively high levels of income from its longstanding, core holdings. However, the fund produced lower returns than its benchmark, primarily because the Index does not reflect fund fees and expenses to which the fund is subject.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Maryland state and local income taxes without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and Maryland income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

At the beginning of the reporting period, signs of a stronger job market and higher energy prices had already sparked renewed concerns that long-dormant inflationary forces might resurface. Investors generally revised forward their expectations of the timing of moves toward higher interest rates by the Federal Reserve Board (the "Fed"). As a result, tax-exempt bond prices fell sharply in the spring of 2004. Bonds in the intermediate-term part of the maturity spectrum were particularly hard-hit, as institutional investors and hedge funds attempted to profit from heightened price volatility, while the fund's holdings of longer-term bonds fared better.

However, new data released during the summer of 2004 suggested that the U.S. economy might not be growing as strongly as investors previously believed. Indeed, despite three short-term interest-rate increases by the Fed between June and September, the longer-term bond market generally rallied as investors' inflation concerns waned, more than offsetting the market's previous losses.

In addition, the strengthening economy began to produce better fiscal conditions for many states and municipalities, including Maryland. While

Maryland has continued in its attempts to address its budget deficit, higher tax revenues helped to relieve some of its fiscal pressures, and the major rating agencies maintained the state's "triple-A" credit rating.

In this environment, the fund began the reporting period with an average duration — a measure of sensitivity to changing interest rates — that was slightly longer than that of the Index. While this positioning hurt performance during the 2004 spring market decline, it allowed the fund to participate more fully in subsequent market rallies. However, the fund's overall performance relative to its Lipper category average benefited most from the income generated by its core, seasoned holdings, most of which were purchased years ago and generally offer higher yields than typically are available today.

What is the fund's current strategy?

As of the end of the reporting period, we have begun to reduce the fund's average duration toward the neutral range in anticipation of stronger economic growth and higher interest rates. When making new purchases, we have focused on high-quality, premium-priced bonds that historically have held more of their value during market declines. In our view, these are prudent strategies as investors adjust to the next phase of the economic cycle.

November 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Maryland residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

3 *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Maryland Series from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.74	$ 7.36	$ 8.65
Ending value (after expenses)	$1,045.90	$1,043.20	$1,042.70

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.69	$ 7.27	$ 8.54
Ending value (after expenses)	$1,020.57	$1,018.00	$1,016.74

† *Expenses are equal to the fund's annualized expense ratio of .92% for Class A, 1.43% for Class B and 1.68% for Class C, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004 (Unaudited)

Long-Term Municipal Investments—96.8%	Principal Amount ($)	Value ($)
Maryland—93.4%		
Anne Arundel County:		
EDR (Community College) 5%, 9/1/2017	2,255,000	2,429,199
Special Obligation:		
(Arundel Mills) 5.125%, 7/1/2021	1,000,000	1,093,390
(National Business Park):		
5.125%, 7/1/2021	1,000,000	1,093,390
5.125%, 7/1/2023	1,125,000	1,215,124
Baltimore, Port Facilities Revenue		
(Consolidated Coal Sales Co.) 6.50%, 12/1/2010	4,090,000	4,281,616
Baltimore Board of School Commissioners		
School Systems Revenue:		
5%, 5/1/2016	1,500,000	1,652,115
5%, 5/1/2017	1,265,000	1,384,542
Baltimore City Housing Corp., MFHR		
7.25%, 7/1/2023 (Collateralized; FNMA)	2,845,000	2,863,834
Gaithersburg, Hospital Facilities Improvement Revenue		
(Shady Grove) 6.50%, 9/1/2012 (Insured; FSA)	10,000,000	11,772,700
Howard County:		
(Consolidated Public Improvement):		
5%, 8/15/2015	2,600,000	2,912,494
5%, 8/15/2016	1,000,000	1,112,630
5%, 8/15/2017	1,250,000	1,382,450
5%, 8/15/2018	1,500,000	1,650,240
5%, 8/15/2019	1,000,000	1,094,400
5.25%, 8/15/2019 (Prerefunded 2/15/2012)	1,800,000 [a]	2,046,438
5.25%, 8/15/2020 (Prerefunded 2/15/2012)	1,800,000 [a]	2,046,438
5.25%, 8/15/2021 (Prerefunded 2/15/2012)	1,765,000 [a]	2,006,646
COP 8.15%, 2/15/2020	605,000	884,117
(Metropolitan District):		
5.25%, 8/15/2019	1,545,000	1,722,598
5.25%, 8/15/2019 (Prerefunded 2/15/2012)	155,000 [a]	176,221
Hyattsville, Special Obligation		
(University Town Center) 5.75%, 7/1/2034	3,000,000	3,028,950
Maryland Community Development Administration,		
Department of Housing and Community Development:		
5.60%, 7/1/2033	1,200,000	1,233,540
Housing Revenue 5.95%, 7/1/2023	3,040,000	3,159,806
Multi-Family Housing (Insured Mortgage)		
6.70%, 5/15/2036 (Insured; FHA)	7,710,000	7,923,490

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Maryland (continued)		
Maryland Community Development Administration, Department of Housing and Community Development (continued):		
Residential:		
5.50%, 9/1/2014	890,000	932,408
5.30%, 9/1/2016	5,000,000	5,326,200
5.90%, 9/1/2019	2,000,000	2,087,960
5.85%, 9/1/2021 (Insured; FHA)	7,500,000	7,914,375
5.70%, 9/1/2022	5,340,000	5,510,506
5.60%, 9/1/2028	5,000,000	5,201,350
Single Family Program 4.95%, 4/1/2015	4,605,000	4,893,872
Maryland Department of Transportation, County Transportation 5.50%, 2/1/2016	2,000,000	2,352,040
Maryland Economic Development Corp., Revenue:		
(Health & Mental Hygiene Providers Facilities Acquisition Program) 8.75%, 3/1/2017	1,020,000	1,019,837
Lease:		
5%, 9/15/2014	1,000,000	1,111,040
5%, 9/15/2015	2,025,000	2,242,769
5%, 9/15/2016	1,290,000	1,423,102
(Aviation Administration Facilities):		
5.50%, 6/1/2016 (Insured; FSA)	3,120,000	3,465,634
5.50%, 6/1/2018 (Insured; FSA)	2,535,000	2,790,629
5.375%, 6/1/2019 (Insured; FSA)	9,530,000	10,355,107
(Montgomery County Wayne Avenue):		
5.25%, 9/15/2014	5,000,000	5,652,050
5.25%, 9/15/2016	2,940,000	3,304,354
Student Housing:		
(Frostburg State University) 6%, 10/1/2024	5,000,000	5,227,250
(Morgan State University) 6%, 7/1/2022	2,950,000	3,163,285
(University of Maryland College Park) 6%, 6/1/2021	1,760,000	1,919,421
(University Village at Sheppard Pratt):		
5.875%, 7/1/2021 (Insured; ACA)	1,750,000	1,888,688
6%, 7/1/2033 (Insured; ACA)	1,750,000	1,855,578
Maryland Health and Higher Educational Facilities Authority, Revenue:		
(Carroll County General Hospital):		
6%, 7/1/2018	500,000	546,305
6%, 7/1/2019	665,000	723,221
6%, 7/1/2020	750,000	811,388
6%, 7/1/2021	550,000	592,812
(Institute College of Art) 5.50%, 6/1/2021	335,000	354,785
(Johns Hopkins Hospital) 5%, 11/15/2019	7,600,000	8,082,904

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Maryland (continued)		
Maryland Health and Higher Educational Facilities		
Authority, Revenue (continued):		
(Loyola College Issue)		
5.375%, 10/1/2026 (Insured; MBIA)	1,710,000	1,820,124
(Union Hospital of Cecil County) 6.70%, 7/1/2009	1,990,000	2,166,533
(University of Maryland Medical Systems):		
5%, 7/1/2016 (Insured; AMBAC)	1,075,000	1,177,394
5%, 7/1/2017 (Insured; AMBAC)	500,000	544,145
5.75%, 7/1/2017	3,000,000	3,309,330
6%, 7/1/2022	2,000,000	2,204,260
7%, 7/1/2022 (Insured; FGIC)	4,500,000	5,962,905
5%, 7/1/2024 (Insured; AMBAC)	1,000,000	1,052,020
6%, 7/1/2032	3,000,000	3,225,570
Maryland Industrial Development Financing Authority, EDR		
(Medical Waste Association) 8.75%, 11/15/2010	630,000	560,120
Maryland State and Local Loan Facilities:		
5%, 8/1/2016	10,000,000	11,078,500
5%, 8/1/2017	1,200,000	1,321,824
Montgomery County:		
5.25%, 10/1/2015	2,000,000	2,229,840
Consolidated Public Improvement 5%, 2/1/2019	7,650,000	8,297,802
Special Obligation (West Germantown		
Development District):		
5.375%, 7/1/2020	500,000	537,485
5.50%, 7/1/2027	2,975,000	3,178,936
Montgomery County Housing Opportunities		
Commission, SFMR:		
Zero Coupon, 7/1/2028	41,025,000	11,138,698
Zero Coupon, 7/1/2033	3,060,000	586,112
Morgan State University, Academic and Auxiliary		
Facilities Fees Revenue:		
5%, 7/1/2020 (Insured; FGIC)	500,000	541,835
5%, 7/1/2022 (Insured; FGIC)	1,000,000	1,071,480
Northeast Waste Disposal Authority:		
RRR (Hartford County Resource Recovery Facility):		
5.25%, 3/15/2013 (Insured; AMBAC)	1,400,000	1,513,876
5.25%, 3/15/2014 (Insured; AMBAC)	1,220,000	1,311,085
Solid Waste Revenue:		
5.50%, 4/1/2015 (Insured; AMBAC)	7,000,000	7,746,900
5.50%, 4/1/2016 (Insured; AMBAC)	8,000,000	8,805,520
(Montgomery County Resource Recovery)		
6%, 7/1/2008	2,720,000	2,978,291

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Maryland (continued)		
Prince Georges County Housing Authority, Mortgage Revenue (Riverview Terrace) 6.70%, 6/20/2020 (Collateralized; GNMA)	2,000,000	2,045,840
Washington Suburban Sanitary District (General Construction):		
5%, 6/1/2015	5,000,000	5,472,900
5%, 6/1/2016	1,500,000	1,633,560
U.S. Related—3.4%		
Puerto Rico Commonwealth, Public Improvement:		
5.125%, 7/1/2030 (Insured; FSA)	1,970,000	2,050,297
5.125%, 7/1/2030 (Insured; FSA) (Prerefunded 7/1/2011)	3,430,000 [a]	3,857,687
Puerto Rico Electric Power Authority, Power Revenue 5.125%, 7/1/2026 (Insured; FSA)	1,500,000	1,592,385
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue 5%, 7/1/2016 (Insured; AMBAC)	1,275,000	1,377,064
Total Long-Term Municipal Investments (cost $240,775,936)		**253,305,556**

Short-Term Municipal Investments—2.0%		
Baltimore County, EDR, VRDN (Garrison Forest School) 1.74% (LOC; Suntrust Bank)	3,440,000 [b]	3,440,000
Maryland Economic Development Corp., VRDN:		
EDR (Federation of American Societies) 1.74% (LOC; Suntrust Bank)	300,000 [b]	300,000
Revenue (U.S. Pharmacopeial) 1.75% (Insured; AMBAC)	1,500,000 [b]	1,500,000
Total Short-Term Municipal Investments (cost $5,240,000)		**5,240,000**

Total Investments (cost $246,015,936)	**98.8%**	**258,545,556**
Cash and Receivables (Net)	**1.2%**	**3,180,283**
Net Assets	**100.0%**	**261,725,839**

Summary of Abbreviations

ACA	American Capital Access	**FSA**	Financial Security Assurance
AMBAC	American Municipal Bond Assurance Corporation	**GNMA**	Government National Mortgage Association
COP	Certificate of Participation	**LOC**	Letter Of Credit
EDR	Economic Development Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company	**MFHR**	Multi-Family Housing Revenue
FHA	Federal Housing Administration	**RRR**	Resources Recovery Revenue
FNMA	Federal National Mortgage Association	**SFMR**	Single Family Mortgage Revenue
		VRDN	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	46.7
AA		Aa		AA	36.6
A		A		A	7.9
BBB		Baa		BBB	5.0
F1		MIG1/P1		SP1/A1	2.0
Not Rated[c]		Not Rated[c]		Not Rated[c]	1.8
					100.0

† *Based on total investments.*

a *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Securities payable on demand. Variable interest rate—subject to periodic change.*

c *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	246,015,936	258,545,556
Cash		248,121
Interest receivable		3,359,342
Receivable for shares of Beneficial Interest subscribed		48,884
Prepaid expenses		16,406
		262,218,309
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		201,187
Payable for shares of Beneficial Interest redeemed		249,470
Accrued expenses		41,813
		492,470
Net Assets ($)		**261,725,839**
Composition of Net Assets ($):		
Paid-in capital		260,325,349
Accumulated undistributed investment income—net		83,732
Accumulated net realized gain (loss) on investments		(11,212,862)
Accumulated net unrealized appreciation (depreciation) on investments		12,529,620
Net Assets ($)		**261,725,839**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	210,597,289	44,918,041	6,210,509
Shares Outstanding	16,943,301	3,613,058	499,339
Net Asset Value Per Share ($)	**12.43**	**12.43**	**12.44**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**6,411,150**
Expenses:	
Management fee—Note 3(a)	729,975
Shareholder servicing costs—Note 3(c)	424,733
Distribution fees—Note 3(b)	141,531
Professional fees	17,997
Custodian fees	15,446
Registration fees	14,501
Prospectus and shareholders' reports	7,497
Trustees' fees and expenses—Note 3(d)	3,909
Loan commitment fees—Note 2	837
Miscellaneous	10,978
Total Expenses	**1,367,404**
Less—reduction in custody fees due to earnings credits—Note 1(b)	(3,918)
Net Expenses	**1,363,486**
Investment Income—Net	**5,047,664**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	446,844
Net unrealized appreciation (depreciation) on investments	6,185,348
Net Realized and Unrealized Gain (Loss) on Investments	**6,632,192**
Net Increase in Net Assets Resulting from Operations	**11,679,856**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004
Operations ($):		
Investment income—net	5,047,664	11,641,422
Net realized gain (loss) on investments	446,844	(10,207,784)
Net unrealized appreciation (depreciation) on investments	6,185,348	4,335,773
Net Increase (Decrease) in Net Assets Resulting from Operations	**11,679,856**	**5,769,411**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(4,139,320)	(9,371,556)
Class B shares	(801,860)	(2,029,091)
Class C shares	(99,119)	(206,694)
Total Dividends	**(5,040,299)**	**(11,607,341)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	7,039,104	10,511,729
Class B shares	505,846	4,768,341
Class C shares	363,942	1,903,240
Dividends reinvested:		
Class A shares	2,627,423	5,780,749
Class B shares	471,701	1,111,206
Class C shares	47,989	102,558
Cost of shares redeemed:		
Class A shares	(17,390,635)	(33,124,796)
Class B shares	(7,359,900)	(12,502,735)
Class C shares	(548,177)	(1,811,478)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(14,242,707)**	**(23,261,186)**
Total Increase (Decrease) in Net Assets	**(7,603,150)**	**(29,099,116)**
Net Assets ($):		
Beginning of Period	269,328,989	298,428,105
End of Period	**261,725,839**	**269,328,989**
Undistributed investment income—net	83,732	—

	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004
Capital Share Transactions:		
Class A[a]		
Shares sold	577,783	852,383
Shares issued for dividends reinvested	214,535	470,567
Shares redeemed	(1,428,662)	(2,693,170)
Net Increase (Decrease) in Shares Outstanding	**(636,344)**	**(1,370,220)**
Class B[a]		
Shares sold	41,497	385,739
Shares issued for dividends reinvested	38,524	90,451
Shares redeemed	(604,167)	(1,017,997)
Net Increase (Decrease) in Shares Outstanding	**(524,146)**	**(541,807)**
Class C		
Shares sold	30,264	154,534
Shares issued for dividends reinvested	3,916	8,347
Shares redeemed	(44,991)	(147,797)
Net Increase (Decrease) in Shares Outstanding	**(10,811)**	**15,084**

[a] *During the period ended October 31, 2004, 253,761 Class B shares representing $3,097,363 were automatically converted to 253,761 Class A shares and during the period ended April 30, 2004, 266,253 Class B shares representing $3,267,448 were automatically converted to 266,320 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	12.12	12.37	11.82	11.94	11.74	12.94
Investment Operations:						
Investment income—net	.24[b]	.51[b]	.55[b]	.59[b]	.62	.63
Net realized and unrealized gain (loss) on investments	.31	(.25)	.55	(.10)	.20	(1.10)
Total from Investment Operations	.55	.26	1.10	.49	.82	(.47)
Distributions:						
Dividends from investment income—net	(.24)	(.51)	(.55)	(.59)	(.62)	(.63)
Dividends from net realized gain on investments	–	–	(.00)[c]	(.02)	(.00)[c]	(.10)
Total Distributions	(.24)	(.51)	(.55)	(.61)	(.62)	(.73)
Net asset value, end of period	12.43	12.12	12.37	11.82	11.94	11.74
Total Return (%)[d]	4.59[e]	2.12	9.49	4.19	7.14	(3.61)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.92[f]	.92	.93	.92	.91	.91
Ratio of net expenses to average net assets	.92[f]	.92	.93	.92	.91	.91
Ratio of net investment income to average net assets	3.91[f]	4.15	4.53	4.93	5.22	5.16
Portfolio Turnover Rate	3.13[e]	20.40	32.27	35.83	14.74	28.37
Net Assets, end of period ($ x 1,000)	210,597	213,004	234,408	228,669	228,111	229,184

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.92% to 4.93%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01 per share.*

[d] *Exclusive of sales charge.*

[e] *Not annualized.*

[f] *Annualized*

See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	12.12	12.37	11.83	11.94	11.74	12.94
Investment Operations:						
Investment income—net	.21[b]	.45[b]	.49[b]	.53[b]	.56	.56
Net realized and unrealized gain (loss) on investments	.31	(.25)	.54	(.09)	.20	(1.10)
Total from Investment Operations	.52	.20	1.03	.44	.76	(.54)
Distributions:						
Dividends from investment income—net	(.21)	(.45)	(.49)	(.53)	(.56)	(.56)
Dividends from net realized gain on investments	–	–	(.00)[c]	(.02)	(.00)[c]	(.10)
Total Distributions	(.21)	(.45)	(.49)	(.55)	(.56)	(.66)
Net asset value, end of period	12.43	12.12	12.37	11.83	11.94	11.74
Total Return (%)[d]	4.32[e]	1.61	8.86	3.75	6.60	(4.12)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.43[f]	1.42	1.44	1.43	1.42	1.43
Ratio of net expenses to average net assets	1.43[f]	1.42	1.44	1.43	1.42	1.43
Ratio of net investment income to average net assets	3.41[f]	3.65	4.01	4.41	4.69	4.62
Portfolio Turnover Rate	3.13[e]	20.40	32.27	35.83	14.74	28.37
Net Assets, end of period ($ x 1,000)	44,918	50,140	57,892	52,833	47,095	43,044

a *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.39% to 4.41%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

b *Based on average shares outstanding at each month end.*

c *Amount represents less than $.01 per share.*

d *Exclusive of sales charge.*

e *Not annualized.*

f *Annualized*

See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	12.12	12.38	11.83	11.94	11.75	12.95
Investment Operations:						
Investment income—net	.19[b]	.41[b]	.46[b]	.50[b]	.53	.54
Net realized and unrealized gain (loss) on investments	.32	(.26)	.55	(.09)	.19	(1.10)
Total from Investment Operations	.51	.15	1.01	.41	.72	(.56)
Distributions:						
Dividends from investment income—net	(.19)	(.41)	(.46)	(.50)	(.53)	(.54)
Dividends from net realized gain on investments	—	—	(.00)[c]	(.02)	(.00)[c]	(.10)
Total Distributions	(.19)	(.41)	(.46)	(.52)	(.53)	(.64)
Net asset value, end of period	12.44	12.12	12.38	11.83	11.94	11.75
Total Return (%)[d]	4.27[e]	1.26	8.66	3.48	6.23	(4.32)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.68[f]	1.68	1.70	1.67	1.67	1.65
Ratio of net expenses to average net assets	1.68[f]	1.68	1.70	1.67	1.67	1.65
Ratio of net investment income to average net assets	3.15[f]	3.37	3.74	4.15	4.43	4.41
Portfolio Turnover Rate	3.13[e]	20.40	32.27	35.83	14.74	28.37
Net Assets, end of period ($ x 1,000)	6,211	6,185	6,128	4,194	3,264	2,223

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.13% to 4.15%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01 per share.*

[d] *Exclusive of sales charge.*

[e] *Not annualized.*

[f] *Annualized*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company and operates as a series company that offers eleven series including the Maryland Series (the "fund"). The Trust's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $3,339,952 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2004. If not applied, $519,666 of the carryover expires in fiscal 2010, $982,277 expires in fiscal 2011 and $1,838,009 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2004 was as follows: tax exempt income $11,607,341. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2004, the Distributor retained $4,824 from commissions earned on sales of the fund's Class A shares and $63,726 and $1,366 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan"), adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2004, Class B and Class C shares were charged $117,874 and $23,657, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the

maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2004, Class A, Class B and Class C shares were charged $264,984, $58,937 and $7,886, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2004, the fund was charged $66,129 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $122,450, Rule 12b-1 distribution plan fees $23,078 and shareholder services plan fees $55,659.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2004, amounted to $7,902,075 and $16,333,780, respectively.

At October 31, 2004, accumulated net unrealized appreciation on investments was $12,529,620, consisting of $13,630,452 gross unrealized appreciation and $1,100,832 gross unrealized depreciation.

At October 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

Dreyfus Premier State Municipal Bond Fund, Maryland Series
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004 is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

Dreyfus Premier State Municipal Bond Fund, Massachusetts Series

SEMIANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Contents

THE FUND

FOR MORE INFORMATION

Dreyfus Premier State
Municipal Bond Fund,
Massachusetts Series

The Fund

LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Massachusetts Series, covering the six-month period from May 1, 2004, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, James Welch.

The Federal Reserve Board has raised short-term interest rates three times since the beginning of the summer, higher commodity prices suggest that inflationary pressures may be rising over the near term and lower federal tax rates have made tax-advantaged investments somewhat less beneficial for many investors. Nonetheless, the municipal bond market is on its way to posting another successful year. In our view, investor demand for municipal bonds has remained strong due to concerns that record energy prices and persistent geopolitical tensions may be eroding the rate of U.S. economic growth.

In uncertain markets such as these, the tax-exempt investments that are right for you depend on your current needs, future goals, tolerance for risk and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific market sectors that will satisfy most effectively your tax-exempt income and capital preservation needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004

DISCUSSION OF FUND PERFORMANCE

James Welch, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Massachusetts Series perform relative to its benchmark?

For the six-month period ended October 31, 2004, the fund achieved total returns of 5.32% for Class A shares, 4.96% for Class B shares and 4.92% for Class C shares.[1] The Lehman Brothers Municipal Bond Index, the fund's benchmark, achieved a total return of 4.79% for the same period.[2] In addition, the fund is reported in the Lipper Massachusetts Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in the category was 4.52%.[3]

On October 20, 2004, Dreyfus Premier State Municipal Bond Fund, Massachusetts Series began to offer Class Z shares generally only to shareholders who received Class Z shares in exchange for shares of Dreyfus Massachusetts Tax Exempt Bond Fund — which transferred all of its assets into the fund at the close of business on October 20, 2004. Since its inception through October 31, 2004, the fund achieved a total return of 0.04% for Class Z shares.[4]

Despite rising interest rates and heightened market volatility, municipal bond prices ended the reporting period slightly higher than where they began. The fund's returns were higher than its benchmark and Lipper category average, primarily because the fund's relatively long average duration — a measure of sensitivity to changing interest rates — enabled it to participate more fully in market rallies.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Massachusetts state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Massachusetts state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated

equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with the portfolio manager's changing views of the current interest-rate and market environments. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

In the weeks before the reporting period began, surprisingly strong monthly job data and surging energy prices suggested that long-dormant inflationary pressures might be resurfacing. As investors' economic and inflation expectations rose, so did volatility in the municipal bond market. In fact, the market's springtime decline rivaled the one that took place during the summer of 2003.

To forestall potential inflationary pressures, the Federal Reserve Board (the "Fed") raised short-term interest rates three times during the reporting period, driving the overnight federal funds rate from 1% to 1.75%. Soon after the Fed's initial rate hike in late June, however, inflationary pressures appeared to wane as the economy hit a "soft patch" and employment growth moderated. As a result, longer-term municipal bonds generally rallied over the summer even as short-term interest rates rose.

Massachusetts municipal bonds also were influenced by the state's improving fiscal condition in the recovering economy. Massachusetts recently has benefited from better business conditions across a relatively

diverse mix of industries, which helped boost corporate and personal income tax receipts. Higher tax revenues enabled the state to end its 2004 fiscal year with a small budget surplus, which was used to replenish its rainy day fund. Nonetheless, the supply of newly issued Massachusetts bonds remained ample, giving us flexibility to adjust the fund's composition as market conditions changed.

In this environment, the fund continued to maintain an average duration that was slightly longer than its benchmark. This position enabled the fund to participate more fully in the market's summer rally. When making new purchases, we have focused primarily on high-quality, premium-priced bonds that historically have held more of their value during market declines.

What is the fund's current strategy?

We have continued to maintain the fund's high overall credit rating and modestly long average duration, which we believe positions the fund well for today's environment of moderate economic growth and low inflation.

November 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Massachusetts residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

3 *Source: Lipper Inc.*

4 *Class Z is not subject to any initial or deferred sales charge. Return figure provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through April 30, 2006, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the fund's return would have been lower.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Massachusetts Series from May 1, 2004 to October 31, 2004.† It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004†

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 5.23	$ 7.90	$ 9.14	$ .24
Ending value (after expenses)	$1,053.20	$1,049.60	$1,049.20	$1,000.40

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004†

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000††	$ 5.14	$ 7.78	$ 9.00	$ .24
Ending value (after expenses)	$1,020.11	$1,017.49	$1,016.28	$1,001.27

† *For Class A, Class B and Class C shares and from October 21, 2004 (commencement of initial offering) to October 31, 2004 for Class Z shares.*

†† *Expenses are equal to the fund's annualized expense ratio of 1.01% for Class A, 1.53% for Class B, 1.77% for Class C and .78% for Class Z; multiplied by the average account value over the period, multiplied by 11/365 for Class Z and 184/365 for Class A, Class B and Class C (to reflect actual days since inception for Class Z shares and one-half year period for Class A, Class B and Class C shares).*

STATEMENT OF INVESTMENTS

October 31, 2004 (Unaudited)

Long-Term Municipal Investments—98.6%	Principal Amount ($)	Value ($)
Massachusetts—87.3%		
Bellingham, GO:		
5%, 3/1/2017 (insured; AMBAC)	1,945,000	2,103,751
5%, 3/1/2018 (insured; AMBAC)	2,040,000	2,198,100
5%, 3/1/2019 (insured; AMBAC)	2,140,000	2,297,076
5%, 3/1/2020 (insured; AMBAC)	2,245,000	2,399,321
Boston, GO		
5.75%, 2/1/2020 (Prerefunded 2/1/2010)	3,945,000 [a]	4,508,859
Boston Industrial Development Financing Authority, Sewer Facility Revenue (Harbor Electric Energy Co. Project)		
7.375%, 5/15/2015	2,140,000	2,148,496
Brookline 5.25%, 4/1/2020	3,860,000	4,253,025
Greater Lawrence Sanitation District		
5.75%, 6/15/2014 (Insured; MBIA)	1,425,000	1,635,188
Holliston 5.25%, 4/1/2020 (Insured; MBIA)	1,655,000	1,816,329
Hopkinton:		
5%, 9/1/2017	1,735,000	1,876,489
5%, 9/1/2018	1,735,000	1,868,873
5%, 9/1/2019	1,735,000	1,861,291
5%, 9/1/2020	1,735,000	1,852,477
Marblehead:		
5%, 8/15/2023	1,835,000	1,955,578
5%, 8/15/2024	1,925,000	2,040,365
Massachusetts, Consolidated Loan:		
5.375%, 8/1/2021 (Insured; MBIA) (Prerefunded 8/1/2012)	1,000,000 [a]	1,137,830
5.375%, 8/1/2022 (Insured; MBIA) (Prerefunded 8/1/2012)	30,000 [a]	34,135
5.125%, 3/1/2022 (Insured; FSA) (Prerefunded 3/1/2012)	3,000,000 [a]	3,350,400
5%, 11/1/2024	7,500,000	7,910,100
Massachusetts Bay Transportation Authority:		
Assessment Revenue 5.25%, 7/1/2030	6,750,000	7,119,698
(General Transportation Systems):		
6.20%, 3/1/2016	2,055,000	2,482,152
7%, 3/1/2021	1,000,000	1,297,060
Sales Tax Revenue		
5%, 7/1/2022	1,000,000	1,055,640
Massachusetts College Building Authority, Project Revenue:		
5.25%, 5/1/2020 (Insured; XLCA)	2,815,000	3,054,951
Zero Coupon, 5/1/2026 (Insured; MBIA)	5,385,000	1,861,810

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts (continued)		
Massachusetts Development Finance Agency, Revenue:		
(Assumption College)		
6%, 3/1/2030 (Insured; AGIC)	1,905,000	2,128,704
(College of Pharmacy) 6.75%, 7/1/2030	2,000,000	2,193,680
(Landmark School) 5.25%, 6/1/2029	1,100,000	1,122,847
(Massachusetts College of Pharmacy)		
6.375%, 7/1/2023	1,000,000	1,115,690
(Mount Holyoke College) 5.25%, 7/1/2031	5,000,000	5,224,000
(Neville Communities):		
5.75%, 6/20/2022 (Collateralized; GNMA)	600,000	672,828
6%, 6/20/2044 (Collateralized; GNMA)	1,500,000	1,656,540
Resource Recovery (Ogden Haverhill Project)		
5.50%, 12/1/2019	1,200,000	1,192,644
Massachusetts Educational Financing Authority,		
Education Loan Revenue		
5.85%, 7/1/2014 (Insured; AMBAC)	590,000	605,511
Massachusetts Health and Educational		
Facilities Authority, Revenue:		
(Community College Program)		
5.25%, 10/1/2026 (Insured; AMBAC)	2,845,000	3,024,320
(Daughters of Charity)		
6.10%, 7/1/2014	1,100,000	1,138,192
(Harvard University):		
5%, 7/15/2022	2,945,000	3,131,536
6%, 7/1/2035 (Prerefunded 7/1/2010)	2,500,000 [a]	2,933,100
(Healthcare Systems ––Covenant Health)		
6%, 7/1/2022	5,100,000	5,476,278
(Massachusetts Institute of Technology):		
5%, 7/1/2023	1,905,000	2,115,179
5.50%, 7/1/2032	2,160,000	2,507,328
(Medical Academic and Scientific)		
6.625%, 1/1/2015	2,500,000	2,556,975
(Milford-Whitinsville Hospital)		
6.50%, 7/15/2023	2,250,000	2,395,823
(New England Medical Center Hospital)		
5.375%, 5/15/2017 (Insured; FGIC)	1,450,000	1,609,297
(Newton–Wellesley Hospital)		
5.875%, 7/1/2015 (Insured; MBIA)	2,000,000	2,089,920
(Partners Healthcare System):		
6%, 7/1/2016	1,520,000	1,731,037
6%, 7/1/2017	1,145,000	1,301,796
5%, 7/1/2020	1,200,000	1,269,108
5.75%, 7/1/2032	1,350,000	1,475,861

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts (continued)		
Massachusetts Health and Educational Facilities Authority, Revenue (continued):		
(Schepens Eye Research) 6.50%, 7/1/2028	2,135,000	2,314,639
(Simmons College) 5%, 10/1/2023 (Insured; FGIC)	1,000,000	1,057,840
(Springfield College) 5.125%, 10/15/2023 (Insured; AGIC)	1,100,000	1,162,832
(Tufts University):		
5.50%, 8/15/2017	1,700,000	1,997,194
5.50%, 8/15/2018	1,625,000	1,910,740
5.25%, 2/15/2030	2,000,000	2,085,180
(Wheaton College):		
5%, 7/1/2016	1,255,000	1,368,452
5%, 7/1/2018	1,375,000	1,478,606
5%, 7/1/2019	1,165,000	1,246,037
Massachusetts Housing Finance Agency:		
Housing Development 5.40%, 6/1/2020 (Insured; MBIA)	1,200,000	1,249,044
Housing Projects:		
6.30%, 10/1/2013 (Insured; AMBAC)	20,000	20,178
6.375%, 4/1/2021	30,000	30,235
Housing Revenue:		
5%, 12/1/2024	1,620,000	1,632,830
5.20%, 12/1/2034	1,430,000	1,431,745
Housing Revenue Rental Mortgage:		
6.50%, 7/1/2025 (Insured; AMBAC)	1,245,000	1,280,956
6.45%, 1/1/2036 (Insured; AMBAC)	2,135,000	2,195,634
6%, 7/1/2037 (Insured; AMBAC)	4,900,000	5,038,082
Single-Family Housing 6.35%, 6/1/2017	830,000	857,373
Massachusetts Industrial Finance Agency, Revenue:		
Electrical Utility (Nantucket Electric Co.) 8.50%, 3/1/2016	2,385,000	2,396,448
Health Care Facility (Metro Health Foundation, Inc. Project) 6.75%, 12/1/2027	1,000,000	970,270
(Phillips Academy) 5.375%, 9/1/2023 (Prerefunded 9/1/2008)	1,500,000 [a]	1,694,670
Resource Recovery (Ogden Haverhill Project) 5.60%, 12/1/2019	2,000,000	1,998,680
Water Treatment (American Hingham) 6.95%, 12/1/2035	3,000,000	3,201,690

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts (continued)		
Massachusetts Port Authority, Revenue		
5%, 7/1/2012 (Insured; MBIA)	1,500,000	1,676,385
Massachusetts Water Pollution Abatement Trust:		
5.625%, 2/1/2017 (Prerefunded 2/1/2007)	4,870,000 [a]	5,303,965
(Pool Program):		
5%, 8/1/2016 (Prerefunded 8/1/2012)	980,000 [a]	1,102,265
5%, 8/1/2016	20,000	21,703
5.375%, 8/1/2027	3,065,000	3,287,856
5.375%, 8/1/2027 (Prerefunded 8/1/2009)	1,710,000 [a]	1,936,198
Massachusetts Water Resources Authority:		
5.20%, 8/1/2022 (Insured; MBIA)	1,000,000	1,071,260
5.75%, 8/1/2030 (Insured; FGIC)	1,000,000	1,119,890
Medford		
5%, 3/15/2019 (Insured; AMBAC)	1,155,000	1,240,181
Narragansett Regional School District		
6.50%, 6/1/2016 (Insured; AMBAC)	1,205,000	1,426,925
New England Educational Loan Marketing Corporation		
Student Loan Revenue 6.90%, 11/1/2009	1,000,000	1,075,310
Northampton (School Project Loan Act of 1948)		
5.75%, 5/15/2016 (Insured; MBIA)	1,520,000	1,631,522
Pittsfield 5.125%, 4/15/2022 (Insured; MBIA)	1,500,000	1,606,725
Route 3 North Transportion Improvement		
Association, LR 5.75%, 6/15/2018		
(Insured; MBIA) (Prerefunded 6/15/2010)	1,000,000 [a]	1,149,770
Triton Regional School District:		
5.25%, 4/1/2019 (Insured; FGIC)	1,420,000	1,549,589
5.25%, 4/1/2020 (Insured; FGIC)	1,420,000	1,543,654
University of Massacuhsetts Building Authority,		
Project Revenue 5.25%, 11/1/2015 (Insured; AMBAC)	2,000,000	2,251,080
Westfield 6.50%, 5/1/2017(Insured; FGIC)		
(Prerefunded 5/1/2010)	1,750,000 [a]	2,089,798
U.S. Related—11.3%		
Commonwealth of Puerto Rico		
Public Improvement 5.25%, 7/1/2017	1,460,000	1,681,598
Puerto Rico Electric Power Authority, Power		
Revenue 5.125%, 7/1/2026	1,000,000	1,061,590

Long-Term Municipal Investments (continued)	Principal Amount ($)		Value ($)
U.S. Related (continued)			
Puerto Rico Highway and Transportation Authority,			
Grant Anticipation Revenue:			
5%, 9/15/2021 (Insured; MBIA)	2,400,000		2,600,688
Transportation Revenue:			
5%, 7/1/2016 (Insured; MBIA)	3,000,000		3,349,440
5.75%, 7/1/2019	2,000,000		2,347,060
5.75%, 7/1/2020	2,000,000		2,347,060
5.50%, 7/1/2023	1,000,000		1,092,420
Puerto Rico Public Buildings Authority,			
Guaranteed Government Facilities Revenue:			
6.25%, 7/1/2015 (Insured; AMBAC)	1,100,000		1,364,627
5.75%, 7/1/2022	1,900,000		2,229,403
Puerto Rico Public Finance Corp.			
(Commonwealth Appropriation):			
6%, 8/1/2026 (Insured; AGC)	240,000		290,918
5.25%, 8/1/2030 (Insured; AMBAC)	5,000,000		5,580,550
Total Long-Term Investments			
(cost $195,659,346)			**208,435,973**

Short-Term Municipal Investments—3.2%			
Massachusetts Health and Educational Facilities			
Authority, Revenue, VRDN:			
(Capital Assets Program):			
Series D 1.75% (Insured; MBIA)	1,000,000	b	1,000,000
Series E 1.75% (Insured; MBIA)	1,000,000	b	1,000,000
(Partners Healthcare) 1.73%	1,150,000	b	1,150,000
Massachusetts Water Resource Authority, VRDN			
1.73% (LOC; Landesbank Hessen—Thuringen)	3,600,000	b	3,600,000
Total Short-Term Investments			
(cost $6,750,000)			**6,750,000**

Total Investments (cost $202,409,346)	**101.8%**	**215,185,973**
Liabilities, Less Cash and Receivables	**(1.8%)**	**(3,793,012)**
Net Assets	**100.0%**	**211,392,961**

Summary of Abbreviations

AGIC	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation
FGIC	Financial Guaranty Insurance Company
FSA	Financial Security Assurance
GNMA	Government National Mortgage Association
MBIA	Municipal Bond Investors Assurance Insurance Corporation
VRDN	Variable Rate Demand Notes
XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		AAA		AAA	59.6
AA		Aa		AA	21.3
A		A		A	8.8
BBB		Baa		BBB	5.6
F1		MIG1/P1		SP1/A1	3.1
Not Rated [c]		Not Rated [c]		Not Rated [c]	1.6
					100.0

† *Based on total investments.*

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	202,409,346	215,185,973
Receivable for investment securities sold		5,185,728
Interest receivable		2,904,768
Receivable for shares of Beneficial Interest subscribed		18,303
Prepaid expenses		12,870
		223,307,642
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		120,403
Cash overdraft due to Custodian		683,584
Payable for investment securities purchased		10,986,650
Payable for shares of Beneficial Interest redeemed		61,892
Accrued expenses		62,152
		11,914,681
Net Assets ($)		**211,392,961**
Composition of Net Assets ($):		
Paid-in capital		198,254,288
Accumulated undistributed investment income—net		24,589
Accumulated net realized gain (loss) on investments		337,457
Accumulated net unrealized appreciation (depreciation) on investments		12,776,627
Net Assets ($)		**211,392,961**

Net Asset Value Per Share	Class A	Class B	Class C	Class Z
Net Assets ($)	51,286,262	6,649,251	4,061,782	149,395,666
Shares Outstanding	4,318,944	560,574	341,798	12,584,658
Net Asset Value Per Share ($)	**11.87**	**11.86**	**11.88**	**11.87**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**1,773,505**
Expenses:	
Management fee—Note 3(a)	192,476
Shareholder servicing costs—Note 3(c)	112,489
Distribution fees—Note 3(b)	29,353
Registration fees	11,984
Custodian fees	7,823
Professional fees	6,430
Prospectus and shareholders' reports	5,323
Trustees' fees and expenses—Note 3(d)	2,423
Loan commitment fees—Note 2	192
Miscellaneous	5,008
Total Expenses	**373,501**
Less—expense reduction in custody fees due to earnings credits—Note 1(b)	(657)
Net Expenses	**372,844**
Investment Income—Net	**1,400,661**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	265,670
Net unrealized appreciation (depreciation) on investments	1,499,846
Net Realized and Unrealized Gain (Loss) on Investments	**1,765,516**
Net Increase in Net Assets Resulting from Operations	**3,166,177**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004
Operations ($):		
Investment income—net	1,400,661	2,498,013
Net realized gain (loss) on investments	265,670	427,829
Net unrealized appreciation (depreciation) on investments	1,499,846	(1,651,335)
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,166,177**	**1,274,507**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(1,024,530)	(2,120,690)
Class B shares	(116,058)	(250,624)
Class C shares	(55,563)	(118,918)
Class Z shares	(187,665)	—
Net realized gain on investments:		
Class A shares	—	(407,008)
Class B shares	—	(57,030)
Class C shares	—	(31,670)
Class Z shares	—	—
Total Dividends	**(1,383,816)**	**(2,985,940)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	2,333,172	4,688,263
Class B shares	293,958	1,844,610
Class C shares	1,176,718	2,666,492
Class Z shares	192,092	—
Net assets received in connection with reorganization—Note 1	150,399,659	
Dividends reinvested:		
Class A shares	642,622	1,622,446
Class B shares	51,260	164,876
Class C shares	27,030	86,712
Class Z shares	136,299	—
Cost of shares redeemed:		
Class A shares	(3,904,148)	(11,104,436)
Class B shares	(888,734)	(1,773,422)
Class C shares	(921,501)	(1,492,249)
Class Z shares	(1,221,975)	—
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**148,316,452**	**(3,296,708)**
Total Increase (Decrease) in Net Assets	**150,098,813**	**(5,008,141)**
Net Assets ($):		
Beginning of Period	61,294,148	66,302,289
End of Period	**211,392,961**	**61,294,148**
Undistributed investment income—net	24,589	—

	Six Months Ended October 31, 2004 (Unaudited)[a]	Year Ended April 30, 2004
Capital Share Transactions:		
Class A[b]		
Shares sold	201,148	398,415
Shares issued for dividends reinvested	55,154	138,270
Shares redeemed	(337,667)	(950,587)
Net Increase (Decrease) in Shares Outstanding	**(81,365)**	**(413,902)**
Class B[b]		
Shares sold	25,401	156,667
Shares issued for dividends reinvested	4,389	14,069
Shares redeemed	(77,218)	(151,390)
Net Increase (Decrease) in Shares Outstanding	**(47,428)**	**19,346**
Class C		
Shares sold	99,064	224,096
Shares issued for dividends reinvested	2,313	7,394
Shares redeemed	(79,182)	(126,206)
Net Increase (Decrease) in Shares Outstanding	**22,195**	**105,284**
Class Z		
Shares sold	16,170	–
Net assets received in connection with reorganization—Note 1	12,659,904	
Shares issued for dividends reinvested	11,483	–
Shares redeemed	(102,899)	–
Net Increase (Decrease) in Shares Outstanding	**12,584,658**	**–**

[a] *From October 14, 2004 (commencement of initial offering) to October 31, 2004.*

[b] *During the period ended October 31, 2004, 20,421 Class B shares representing $236,883, were automatically converted to 20,391 Class A shares and during the period ended April 30, 2004, 30,500 Class B shares representing $360,298 were automatically converted to 30,484 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	11.50	11.80	11.30	11.14	10.69	11.68
Investment Operations:						
Investment income—net	.24[b]	.46[b]	.50[b]	.53[b]	.56	.57
Net realized and unrealized gain (loss) on investments	.37	(.21)	.50	.16	.45	(.98)
Total from Investment Operations	.61	.25	1.00	.69	1.01	(.41)
Distributions:						
Dividends from investment income—net	(.24)	(.46)	(.50)	(.53)	(.56)	(.57)
Dividends from net realized gain on investments	—	(.09)	—	—	—	(.01)
Total Distributions	(.24)	(.55)	(.50)	(.53)	(.56)	(.58)
Net asset value, end of period	11.87	11.50	11.80	11.30	11.14	10.69
Total Return (%)[c]	5.32[d]	2.15	9.04	6.25	9.63	(3.42)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.01[e]	.99	.98	.97	.96	.98
Ratio of net expenses to average net assets	1.01[e]	.99	.98	.97	.96	.98
Ratio of net investment income to average net assets	4.04[e]	3.94	4.35	4.66	5.09	5.22
Portfolio Turnover Rate	21.01[d]	46.61	70.83	58.32	51.41	57.94
Net Assets, end of period ($ x 1,000)	51,286	50,624	56,826	51,756	51,557	50,885

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.64% to 4.66%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	11.50	11.80	11.29	11.14	10.68	11.67
Investment Operations:						
Investment income—net	.20[b]	.40[b]	.44[b]	.46[b]	.50	.52
Net realized and unrealized gain (loss) on investments	.36	(.21)	.51	.16	.46	(.98)
Total from Investment Operations	.56	.19	.95	.62	.96	(.46)
Distributions:						
Dividends from investment income—net	(.20)	(.40)	(.44)	(.47)	(.50)	(.52)
Dividends from net realized gain on investments	–	(.09)	–	–	–	(.01)
Total Distributions	(.20)	(.49)	(.44)	(.47)	(.50)	(.53)
Net asset value, end of period	11.86	11.50	11.80	11.29	11.14	10.68
Total Return (%)[c]	4.96[d]	1.62	8.58	5.61	9.18	(3.93)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.53[e]	1.51	1.48	1.48	1.48	1.49
Ratio of net expenses to average net assets	1.53[e]	1.51	1.48	1.48	1.48	1.49
Ratio of net investment income to average net assets	3.51[e]	3.41	3.80	4.13	4.57	4.70
Portfolio Turnover Rate	21.01[d]	46.61	70.83	58.32	51.41	57.94
Net Assets, end of period ($ x 1,000)	6,649	6,990	6,944	4,611	4,566	4,648

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.64% to 4.66%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	11.51	11.82	11.31	11.15	10.70	11.69
Investment Operations:						
Investment income—net	.19[b]	.38[b]	.41[b]	.42[b]	.46	.49
Net realized and unrealized gain (loss) on investments	.37	(.23)	.52	.17	.45	(.98)
Total from Investment Operations	.56	.15	.93	.59	.91	(.49)
Distributions:						
Dividends from investment income—net	(.19)	(.37)	(.42)	(.43)	(.46)	(.49)
Dividends from net realized gain on investments	–	(.09)	–	–	–	(.01)
Total Distributions	(.19)	(.46)	(.42)	(.43)	(.46)	(.50)
Net asset value, end of period	11.88	11.51	11.82	11.31	11.15	10.70
Total Return (%)[c]	4.92[d]	1.29	8.31	5.39	8.65	(4.16)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.77[e]	1.74	1.71	1.72	1.79	1.68
Ratio of net expenses to average net assets	1.77[e]	1.74	1.71	1.72	1.79	1.68
Ratio of net investment income to average net assets	3.28[e]	3.15	3.50	3.81	4.18	4.51
Portfolio Turnover Rate	21.01[d]	46.61	70.83	58.32	51.41	57.94
Net Assets, end of period ($ x 1,000)	4,062	3,680	2,532	725	373	141

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.64% to 4.66%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

Class Z Shares	Six Months Ended October 31, 2004 (Unaudited)[a]
Per Share Data ($):	
Net asset value, beginning of period	11.88
Investment Operations:	
Investment income—net[b]	.02
Net realized and unrealized gain (loss) on investments	(.02)
Total from Investment Operations	.00
Distributions:	
Dividends from investment income—net	(.01)
Net asset value, end of period	11.87
Total Return (%)	.04[c]
Ratios/Supplemental Data (%):	
Ratio of total expenses to average net assets	.78[d]
Ratio of net expenses to average net assets	.78[d]
Ratio of net investment income to average net assets	4.41[d]
Portfolio Turnover Rate	21.01[c]
Net Assets, end of period ($ x 1,000)	149,396

[a] *From October 14, 2004 (commencement of initial offering) to October 31, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Massachusetts Series (the "fund"). The Trust's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On April 6, 2004, the fund's Board of Trustees approved the addition of Class Z shares, which became effective on October 20, 2004.

As of the close of business on October 20, 2004, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Trustees, all of the assets, subject to the liabilities, of Dreyfus Massachusetts Tax Exempt Bond Fund were transferred to the fund. Shareholders of Dreyfus Massachusetts Tax Exempt Bond Fund received Class Z shares of the fund, in an amount equal to the aggregate net asset value of their investment in Dreyfus Massachusetts Tax Exempt Bond Fund at the time of the exchange. The net asset value of the fund's Class Z shares at the close of business on October 20, 2004, after the reorganization, was $11.88 per share and a total of 12,659,904 Class Z shares representing net assets of $150,399,659 (including $9,309,082 net unrealized appreciation on investments) were issued to Dreyfus Massachusetts Tax Exempt Bond Fund's shareholders, in the exchange. The exchange was a tax-free event to shareholders.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C and Class Z. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contin-

gent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class Z shares are sold at net asset value per share generally only to shareholders who received Class Z shares in exchange for their shares of Dreyfus Massachusetts Tax Exempt Bond Fund as a result of the reorganization of such fund. Class Z shares generally are not available for new accounts. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation

of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of

the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2004 were as follows: tax exempt income $2,490,232, ordinary income $119,267 and long-term capital gains $376,441, respectively. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager

has contractually agreed to waive receipt of its fees and/or assume the fund's expenses, until at least April 30, 2006, so that, the total annual operating expenses of the fund's Class Z shares (exclusive of taxes, brokerage commissions, interest, commitment fees on borrowings and extraordinary expenses) do not exceed .78 of 1%.

During the period ended October 31, 2004, the Distributor retained $1,024 from commissions earned on sales of the fund's Class A shares and $4,176 and $392 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2004, Class B and Class C shares were charged $16,603 and $12,750, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of their shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2004, Class A, Class B and Class C shares were charged $63,621, $8,301 and $4,250, respectively, pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of Class Z shares' average daily net assets for certain allocated

expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class Z shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended October 31, 2004, Class Z shares were charged $6,440 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2004, the fund was charged $14,737 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $102,561, Rule 12b-1 distribution plan fees $4,898 and shareholder services plan fees $12,944.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2004, amounted to $154,753,258 and $16,969,804, respectively.

At October 31, 2004, accumulated net unrealized appreciation on investments was $12,776,627, consisting of $12,859,463 gross unrealized appreciation and $82,836 gross unrealized depreciation.

At October 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

For More Information

Dreyfus Premier State Municipal Bond Fund, Massachusetts Series
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

0063SA1004

Dreyfus Premier State Municipal Bond Fund, Michigan Series

SEMIANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

Contents

THE FUND

FOR MORE INFORMATION

The Fund

LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Michigan Series, covering the six-month period from May 1, 2004, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, W. Michael Petty.

The Federal Reserve Board has raised short-term interest rates three times since the beginning of the summer, higher commodity prices suggest that inflationary pressures may be rising over the near term and lower federal tax rates have made tax-advantaged investments somewhat less beneficial for many investors. Nonetheless, the municipal bond market is on its way to posting another successful year. In our view, investor demand for municipal bonds has remained strong due to concerns that record energy prices and persistent geopolitical tensions may be eroding the rate of U.S. economic growth.

In uncertain markets such as these, the tax-exempt investments that are right for you depend on your current needs, future goals, tolerance for risk and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific market sectors that will satisfy most effectively your tax-exempt income and capital preservation needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004

DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Michigan Series perform relative to its benchmark?

For the six-month period ended October 31, 2004, the fund achieved total returns of 5.55% for Class A shares, 5.28% for Class B shares and 5.10% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 4.79% for the same period.[2] In addition, the fund is reported in the Lipper Michigan Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in this category was 4.21%.[3]

Despite higher short-term interest rates, longer-term municipal bonds generally fared well over the reporting period, posting positive total returns derived from income and modestly higher prices. The fund produced higher returns than its benchmark and Lipper category average, primarily because of income from its core holdings and the beneficial effects of its relatively long average duration.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Michigan state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Michigan state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

When the reporting period began, investors had grown concerned that inflationary forces might be resurfacing in a fast-growing economy, and bond prices fell sharply in the spring of 2004. Unexpectedly strong labor reports and surging energy prices convinced many investors that the Federal Reserve Board (the "Fed") would raise short-term interest rates sooner than previously expected. Indeed, in late June, the Fed announced its first increase in the overnight federal funds rate in more than four years. Two additional rate hikes followed, and by the end of the reporting period the federal funds rate stood at 1.75%. However, inflationary pressures appeared to wane during the summer of 2004 when the economy hit a "soft patch," and longer-term municipal bonds generally rallied, more than offsetting their earlier losses.

In addition, the recovering U.S. economy benefited the fiscal condition of most states and municipalities, including Michigan. A better economic environment helped many states balance their budgets and relieve their borrowing needs. As a result, the volume of tax-exempt securities issued nationally during the reporting period was lower than it was over the same period one year earlier, helping to support bond prices.

In this changing environment, the fund benefited from competitive levels of income from its seasoned, core holdings, most of which were purchased years ago, when yields were higher than are currently available. Accordingly, we felt it was not necessary to replace these longstanding holdings with more recently issued securities carrying lower yields, and there was relatively little trading activity in the fund over the reporting period.

What is the fund's current strategy?

We have attempted to gradually reduce the fund's average duration over time by increasing its cash reserves and holdings of shorter-term bonds. This strategy is designed to manage the fund's sensitivity to market volatility if, as we expect, interest rates continue to rise. The strategy also is intended to make funds available for new opportunities in October and November, which typically are months of relatively heavy issuance in Michigan.

November 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Michigan residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

3 *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Michigan Series from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.92	$ 7.66	$ 8.74
Ending value (after expenses)	$1,055.50	$1,052.80	$1,051.00

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.84	$ 7.53	$ 8.59
Ending value (after expenses)	$1,020.42	$1,017.74	$1,016.69

† *Expenses are equal to the fund's annualized expense ratio of .95% for Class A, 1.48% for Class B and 1.69% for Class C, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

October 31, 2004 (Unaudited)

Long-Term Municipal Investments—90.8%	Principal Amount ($)	Value ($)
Allegan Hospital Finance Authority, HR		
(Allegan General Hospital):		
6.875%, 11/15/2017	4,460,000	4,637,196
7%, 11/15/2021	800,000	832,192
Anchor Bay School District, Building and Site		
6%, 5/1/2023 (Insured; FGIC)		
(Prerefunded 5/1/2009)	1,500,000 [a]	1,716,540
Brighton Area School District:		
Zero Coupon, 5/1/2014 (Insured; AMBAC)	8,000,000	5,536,480
Zero Coupon, 5/1/2020 (Insured; AMBAC)	3,900,000	1,971,021
Clarkston Community School		
5.75%, 5/1/2016 (Insured; FGIC)		
(Prerefunded 5/1/2005)	1,340,000 [a]	1,380,321
Detroit, Water Supply Systems Revenue		
5.75%, 7/1/2028 (Insured; FGIC)		
(Prerefunded 7/1/2011)	4,000,000 [a]	4,681,360
Detroit City School District:		
5.125%, 5/1/2031 (Insured; FSA)	1,000,000	1,035,440
Building and Site Improvement:		
5.50%, 5/1/2017 (Insured; FGIC)	2,000,000	2,277,080
6%, 5/1/2020 (Insured, FGIC)	1,000,000	1,230,090
Dickinson County Healthcare System, HR:		
5.50%, 11/1/2013 (Insured; ACA)	2,515,000	2,729,655
5.70%, 11/1/2018 (Insured; ACA)	2,000,000	2,152,560
Fowlerville Community Schools School District		
5.60%, 5/1/2016 (Insured; MBIA)		
(Prerefunded 5/1/2007)	2,995,000 [a]	3,252,989
Grand Rapids Housing Finance Authority, Multi-Family		
Revenue 7.625%, 9/1/2023 (Collateralized; FNMA)	1,000,000	1,002,040
Grand Valley State University, Revenue		
5.25%, 12/1/2020 (Insured; FGIC)	3,000,000	3,301,110
Huron Valley School District		
Zero Coupon, 5/1/2018 (Insured; FGIC)	6,270,000	3,492,515
Kalamazoo Hospital Finance Authority,		
Hospital Facilities Revenue (Borgess Medical Center)		
6.25%, 6/1/2014 (Insured; FGIC)	2,000,000	2,438,840
Kent County, Airport Facilities Revenue		
(Kent County International Airport):		
5.90%, 1/1/2012 (Prerefunded 1/1/2005)	1,145,000 [a]	1,175,445
5.90%, 1/1/2013 (Prerefunded 1/1/2005)	1,095,000 [a]	1,124,116
6.10%, 1/1/2025 (Prerefunded 1/1/2005)	3,000,000 [a]	3,080,790
Lake Orion Community School District		
5.80%, 5/1/2015 (Insured; AMBAC)	2,085,000	2,146,779

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Michigan Building Authority, Lease Revenue		
8.98% 10/15/2017	5,000,000 [b,c]	6,245,700
Michigan Hospital Finance Authority, HR:		
(Detroit Medical Center) 8.125%, 8/15/2012	75,000	75,052
(Genesys Health Systems)		
8.125%, 10/1/2021 (Prerefunded 10/1/2005)	5,000,000 [a]	5,383,400
(Henry Ford Health Systems) 5.625%, 3/1/2017	1,000,000	1,094,530
(Trinity Healtheast) 6%, 12/1/2027 (Insured; AMBAC)	3,500,000	3,974,810
Michigan Housing Representatives, COP		
Zero Coupon, 8/15/2022 (Insured; AMBAC)	5,475,000	2,373,358
Michigan Municipal Bond Authority, Revenue		
(Clean Water State Revolving Fund)		
8.715%, 10/1/2021	5,100,000 [b,c]	6,240,717
Michigan Strategic Fund, Limited Obligation Revenue:		
(Detroit Education Exempt Facilities)		
5.25%, 12/15/2032	1,250,000	1,302,787
(NSF International Project):		
5.125%, 8/1/2019	700,000	735,203
5.25%, 8/1/2026	1,000,000	1,027,820
SWDR (Genesee Power Station Project)		
7.50%, 1/1/2021	2,800,000	2,469,376
Monroe County Economic Development Corp, Ltd. Obligation		
Revenue (Detroit Edison Co. Project)		
6.95%, 9/1/2022 (Insured; FGIC)	2,000,000	2,658,060
Northville, Special Assessment (Wayne County)		
7.875%, 1/1/2006	345,000	346,666
Pontiac Tax Increment Finance Authority, Revenue		
6.375%, 6/1/2031	3,170,000	3,194,758
Redford University School District		
5.50%, 5/1/2015 (Insured; AMBAC)	1,260,000	1,469,677
Romulus Economic Development Corp, Ltd. Obligation EDR		
(Romulus Hir Ltd. Partnership Project)		
7%, 11/1/2015 (Insured; ITT Lyndon		
Property Insurance Co.)	3,700,000	4,712,690

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Sterling Heights, Judgment Funding:		
5.375%, 10/1/2017 (Insured; FGIC)	1,000,000	1,102,370
5.375%, 10/1/2018 (Insured; FGIC)	2,030,000	2,237,811
Stockbridge Community Schools 5.50%, 5/1/2021	600,000	665,640
Sturgis Public School District, School Building and Site 5.625%, 5/1/2025	5,085,000	5,603,111
Wyandotte, Electric Revenue:		
5.375%, 10/1/2016 (Insured; MBIA)	1,870,000	2,066,986
5.375%, 10/1/2017 (Insured; MBIA)	2,000,000	2,207,540
Total Long-Term Municipal Investments (cost $97,742,920)		**108,382,621**

Short-Term Municipal Investments—8.7%		
Detroit, Sewage Disposal Revenue, VRDN 1.74% (SBPA; Dexia Credit Local)	4,500,000 d	4,500,000
Michigan State University, Revenue, VRDN 1.74% (SBPA; Dexia Credit Local)	3,900,000 d	3,900,000
University of Michigan, Revenue, VRDN 1.75% (Medical Service Plan)	2,000,000 d	2,000,000
Total Short-Term Municipal Investments (cost $10,400,000)		**10,400,000**

Total Investments (cost $108,142,920)	**99.5%**	**118,782,621**
Cash and Receivables (Net)	**.5%**	**551,321**
Net Assets	**100.0%**	**119,333,942**

Summary of Abbreviations

ACA	American Capital Access	**FSA**	Financial Security Assurance
AMBAC	American Municipal Bond Assurance Corporation	**HR**	Hospital Revenue
COP	Certificate of Participation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
EDR	Economic Development Revenue	**SBPA**	Standby Bond Purchase Agreement
FGIC	Financial Guaranty Insurance Company	**SWDR**	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage Association	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	67.0
AA		Aa		AA	5.3
A		A		A	7.3
BBB		Baa		BBB	2.4
BB		Ba		BB	.1
F1		MIG1/P1		SP1/A1	5.0
Not Rated[e]		Not Rated[e]		Not Rated[e]	12.9
					100.0

† *Based on total investments.*

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Inverse floater security—the interest rate is subject to change periodically.*

[c] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Trustees. At October 31, 2004, these securities amounted to $12,486,417 or 10.5% of net assets.*

[d] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	108,142,920	118,782,621
Interest receivable		1,741,879
Receivable for shares of Beneficial Interest subscribed		69,054
Prepaid expenses		10,955
		120,604,509
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		87,863
Cash overdraft due to Custodian		54,444
Payable for investment securities purchased		1,101,411
Payable for shares of Beneficial Interest redeemed		5,783
Accrued expenses		21,066
		1,270,567
Net Assets ($)		**119,333,942**
Composition of Net Assets ($):		
Paid-in capital		110,390,507
Accumulated undistributed investment income—net		3,231
Accumulated net realized gain (loss) on investments		(1,699,497)
Accumulated net unrealized appreciation (depreciation) on investments		10,639,701
Net Assets ($)		**119,333,942**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	105,488,941	7,762,647	6,082,354
Shares Outstanding	6,837,426	503,232	394,132
Net Asset Value Per Share ($)	**15.43**	**15.43**	**15.43**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**3,234,576**
Expenses:	
Management fee—Note 3(a)	327,667
Shareholder servicing costs—Note 3(c)	192,690
Distribution fees—Note 3(b)	43,803
Professional fees	14,591
Registration fees	13,293
Custodian fees	8,904
Prospectus and shareholders' reports	7,289
Trustees' fees and expenses—Note 3(d)	1,897
Loan commitment fees—Note 2	379
Miscellaneous	5,299
Total Expenses	**615,812**
Less—reduction in custody fees due to earnings credits—Note 1(b)	(3,357)
Net Expenses	**612,455**
Investment Income—Net	**2,622,121**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	328,456
Net unrealized appreciation (depreciation) on investments	3,304,202
Net Realized and Unrealized Gain (Loss) on Investments	**3,632,658**
Net Increase in Net Assets Resulting from Operations	**6,254,779**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004
Operations ($):		
Investment income–net	2,622,121	5,619,091
Net realized gain (loss) on investments	328,456	191,603
Net unrealized appreciation (depreciation) on investments	3,304,202	(4,748,386)
Net Increase (Decrease) in Net Assets Resulting from Operations	**6,254,779**	**1,062,308**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(2,340,925)	(4,932,719)
Class B shares	(165,423)	(418,050)
Class C shares	(114,993)	(259,607)
Total Dividends	**(2,621,341)**	**(5,610,376)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	2,232,698	5,292,797
Class B shares	128,930	1,080,114
Class C shares	455,359	1,147,273
Dividends reinvested:		
Class A shares	1,422,826	2,940,011
Class B shares	63,693	159,424
Class C shares	69,958	172,203
Cost of shares redeemed:		
Class A shares	(5,938,323)	(16,607,092)
Class B shares	(2,020,738)	(2,978,810)
Class C shares	(1,496,224)	(1,676,589)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(5,081,821)**	**(10,470,669)**
Total Increase (Decrease) in Net Assets	**(1,448,383)**	**(15,018,737)**
Net Assets ($):		
Beginning of Period	120,782,325	135,801,062
End of Period	**119,333,942**	**120,782,325**
Undistributed investment income–net	3,231	–

	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004
Capital Share Transactions:		
Class A[a]		
Shares sold	147,837	342,985
Shares issued for dividends reinvested	93,940	191,431
Shares redeemed	(395,598)	(1,076,192)
Net Increase (Decrease) in Shares Outstanding	**(153,821)**	**(541,776)**
Class B[a]		
Shares sold	8,579	69,965
Shares issued for dividends reinvested	4,209	10,380
Shares redeemed	(134,663)	(193,440)
Net Increase (Decrease) in Shares Outstanding	**(121,875)**	**(113,095)**
Class C		
Shares sold	30,096	73,828
Shares issued for dividends reinvested	4,623	11,212
Shares redeemed	(100,862)	(108,707)
Net Increase (Decrease) in Shares Outstanding	**(66,143)**	**(23,667)**

[a] *During the period ended October 31, 2004, 63,260 Class B shares representing $955,618 were automatically converted to 63,248 Class A shares and during the period ended April 30, 2004, 59,810 Class B shares representing $922,518 were automatically converted to 59,798 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	14.95	15.51	15.07	14.82	14.32	15.57
Investment Operations:						
Investment income—net	.34[b]	.68[b]	.72[b]	.73[b]	.75	.76
Net realized and unrealized gain (loss) on investments	.48	(.56)	.44	.25	.50	(1.16)
Total from Investment Operations	.82	.12	1.16	.98	1.25	(.40)
Distributions:						
Dividends from investment income—net	(.34)	(.68)	(.72)	(.73)	(.75)	(.76)
Dividends from net realized gain on investments	–	–	–	–	–	(.09)
Total Distributions	(.34)	(.68)	(.72)	(.73)	(.75)	(.85)
Net asset value, end of period	15.43	14.95	15.51	15.07	14.82	14.32
Total Return (%)[c]	5.55[d]	.72	7.85	6.72	8.90	(2.56)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.96[e]	.95	.95	.94	.93	.94
Ratio of net expenses to average net assets	.95[e]	.95	.95	.94	.93	.94
Ratio of net investment income to average net assets	4.47[e]	4.39	4.70	4.86	5.11	5.18
Portfolio Turnover Rate	3.75[d]	20.76	27.03	38.11	29.62	29.55
Net Assets, end of period ($ x 1,000)	105,489	104,551	116,844	117,732	119,860	123,635

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.85% to 4.86%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized*

See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	14.95	15.51	15.06	14.82	14.32	15.56
Investment Operations:						
Investment income—net	.30[b]	.60[b]	.64[b]	.65[b]	.68	.69
Net realized and unrealized gain (loss) on investments	.48	(.56)	.45	.24	.50	(1.15)
Total from Investment Operations	.78	.04	1.09	.89	1.18	(.46)
Distributions:						
Dividends from investment income—net	(.30)	(.60)	(.64)	(.65)	(.68)	(.69)
Dividends from net realized gain on investments	–	–	–	–	–	(.09)
Total Distributions	(.30)	(.60)	(.64)	(.65)	(.68)	(.78)
Net asset value, end of period	15.43	14.95	15.51	15.06	14.82	14.32
Total Return (%)[c]	5.28[d]	.21	7.38	6.11	8.35	(2.98)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.48[e]	1.45	1.45	1.44	1.44	1.44
Ratio of net expenses to average net assets	1.48[e]	1.45	1.45	1.44	1.44	1.44
Ratio of net investment income to average net assets	3.97[e]	3.88	4.18	4.34	4.60	4.66
Portfolio Turnover Rate	3.75[d]	20.76	27.03	38.11	29.62	29.55
Net Assets, end of period ($ x 1,000)	7,763	9,347	11,449	10,201	11,422	13,101

a *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.33% to 4.34%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

b *Based on average shares outstanding at each month end.*

c *Exclusive of sales charge.*

d *Not annualized.*

e *Annualized*

See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	14.96	15.51	15.07	14.82	14.33	15.57
Investment Operations:						
Investment income—net	.28[b]	.56[b]	.60[b]	.62[b]	.64	.65
Net realized and unrealized gain (loss) on investments	.47	(.55)	.45	.25	.49	(1.15)
Total from Investment Operations	.75	.01	1.05	.87	1.13	(.50)
Distributions:						
Dividends from investment income—net	(.28)	(.56)	(.61)	(.62)	(.64)	(.65)
Dividends from net realized gain on investments	–	–	–	–	–	(.09)
Total Distributions	(.28)	(.56)	(.61)	(.62)	(.64)	(.74)
Net asset value, end of period	15.43	14.96	15.51	15.07	14.82	14.33
Total Return (%)[c]	5.10[d]	.06	7.07	5.93	8.01	(3.22)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.69[e]	1.67	1.68	1.68	1.69	1.69
Ratio of net expenses to average net assets	1.69[e]	1.67	1.68	1.68	1.69	1.69
Ratio of net investment income to average net assets	3.76[e]	3.66	3.93	4.05	4.33	4.43
Portfolio Turnover Rate	3.75[d]	20.76	27.03	38.11	29.62	29.55
Net Assets, end of period ($ x 1,000)	6,082	6,885	7,508	4,978	1,480	1,104

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.04% to 4.05%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Michigan Series (the "fund"). The Trust's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $2,006,438 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2004. If not applied, $398,353 of the carryover expires in fiscal 2009 and $1,608,085 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2004 was as follows: tax exempt income $5,610,376. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2004, the Distributor retained $4,168 from commissions earned on sales of the fund's Class A shares and $13,436 and $1,045 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2004, Class B and Class C shares were charged $20,833 and $22,970, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder

accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2004, Class A, Class B and Class C shares were charged $130,866, $10,417 and $7,656, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2004, the fund was charged $26,268 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $55,496, Rule 12b-1 distribution plan fees $7,142 and shareholder services plan fees $25,225.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2004, amounted to $4,233,952 and $15,228,064, respectively.

At October 31, 2004, accumulated net unrealized appreciation on investments was $10,639,701, consisting of $10,971,300 gross unrealized appreciation and $331,599 gross unrealized depreciation.

At October 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

For More Information

Dreyfus Premier State Municipal Bond Fund, Michigan Series
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

0053SA1004

Dreyfus Premier State Municipal Bond Fund, Minnesota Series

SEMIANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

Dreyfus Premier State
Municipal Bond Fund,
Minnesota Series

The Fund

LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Minnesota Series, covering the six-month period from May 1, 2004, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, W. Michael Petty.

The Federal Reserve Board has raised short-term interest rates three times since the beginning of the summer, higher commodity prices suggest that inflationary pressures may be rising over the near term and lower federal tax rates have made tax-advantaged investments somewhat less beneficial for many investors. Nonetheless, the municipal bond market is on its way to posting another successful year. In our view, investor demand for municipal bonds has remained strong due to concerns that record energy prices and persistent geopolitical tensions may be eroding the rate of U.S. economic growth.

In uncertain markets such as these, the tax-exempt investments that are right for you depend on your current needs, future goals, tolerance for risk and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific market sectors that will satisfy most effectively your tax-exempt income and capital preservation needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004

DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Minnesota Series perform relative to its benchmark?

For the six-month period ended October 31, 2004, the fund achieved total returns of 4.70% for Class A shares, 4.36% for Class B shares and 4.30% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 4.79% for the same period.[2] In addition, the fund is reported in the Lipper Minnesota Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in this category was 4.30%.[3]

Despite higher short-term interest rates, longer-term municipal bonds generally fared well over the reporting period, posting positive total returns derived from income and modestly higher prices. The fund produced higher returns than its Lipper category average, primarily because of income from its seasoned, core holdings. The fund produced lower returns than its benchmark, primarily because the Index contains bonds from many states, not just Minnesota, and does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Minnesota state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Minnesota state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. When selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

When the reporting period began, investors had grown concerned that inflationary forces might be resurfacing in a fast-growing economy, and bond prices fell sharply in the spring of 2004. Unexpectedly strong labor reports and surging energy prices convinced many investors that the Federal Reserve Board (the "Fed") would raise short-term interest rates sooner than previously expected. Indeed, in late June, the Fed announced its first increase in the overnight federal funds rate in more than four years. Two additional rate hikes followed, and by the end of the reporting period the federal funds rate stood at 1.75%. However, inflationary pressures appeared to wane during the summer of 2004 when the economy hit a "soft patch," and longer-term municipal bonds generally rallied, more than offsetting their earlier losses.

In addition, the recovering U.S. economy benefited the fiscal condition of most states and municipalities, including Minnesota. A better economic environment helped many states balance their budgets and relieve their borrowing needs. As a result, the volume of tax-exempt securities issued nationally during the reporting period was lower than it was over the same period one year earlier, helping to support bond prices.

In this changing environment, the fund benefited from competitive levels of income from its seasoned, core holdings, most of which were purchased years ago, when yields were higher than are currently available. Accordingly, we felt it was not necessary to replace these longstanding holdings with more recently issued securities carrying lower yields, and there was relatively little trading activity in the fund over the reporting period.

What is the fund's current strategy?

We have continued to maintain the fund's average duration in a range we consider in line with that of its benchmark. This strategy is designed to manage the fund's sensitivity to market volatility while keeping funds available for new opportunities if they arise. When making new purchases, we generally have preferred bonds selling at modest premiums to their face values, which historically have held more of their value during market declines.

November 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Minnesota residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

3 *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Minnesota Series from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.85	$ 7.47	$ 8.70
Ending value (after expenses)	$1,047.00	$1,043.60	$1,043.00

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.79	$ 7.37	$ 8.59
Ending value (after expenses)	$1,020.47	$1,017.90	$1,016.69

† *Expenses are equal to the fund's annualized expense ratio of .94% for Class A, 1.45% for Class B, and 1.69% for Class C; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004 (Unaudited)

Long-Term Municipal Investments—96.5%	Principal Amount ($)	Value ($)
Andover Economic Development Authority, Public Facility LR (Andover Community Center) 5.20%, 2/1/2034	1,500,000	1,521,225
Anoka County, SWDR (United Power Association Project) 6.95%, 12/1/2008 (Guaranteed; National Rural Utilities Cooperative Finance Corp.)	2,535,000	2,544,633
Bloomington Independent School District Number 271 5.125%, 2/1/2024 (Insured; FSA)	2,000,000	2,111,720
Brooklyn Park 5.85%, 2/1/2016 (Insured; FSA)	1,425,000	1,491,747
Chaska, Electric Revenue 6%, 10/1/2020	3,000,000	3,271,410
Columbia Heights, MFHR (Crest View) 6.625%, 4/20/2043 (Collateralized; GNMA)	1,500,000	1,628,865
Duluth Economic Development Authority, Health Care Facilities Revenue (Saint Lukes Hospital) 7.25%, 6/15/2032	3,000,000	3,154,560
Inver Grove Heights Independent School District Number 199 5.75%, 2/1/2017	2,225,000	2,326,482
Lake Superior Independent School District Number 381:		
5%, 4/1/2020 (Insured; FSA)	2,510,000	2,699,982
5%, 4/1/2021 (Insured; FSA)	2,640,000	2,824,193
Lakeville Independent School District Number 194 5.50%, 2/1/2024 (Insured; FGIC)	8,700,000	9,658,392
Mahtomedi Independent School District Number 832 Zero Coupon, 2/1/2017 (Insured; MBIA)	1,275,000	766,084
Minneapolis:		
Zero Coupon, 12/1/2014	1,825,000	1,233,572
Health Care Facilities Revenue (Shelter Care Foundation):		
6%, 4/1/2010	515,000	508,892
6.50%, 4/1/2029	1,000,000	946,270
Home Ownership Program 7.10%, 6/1/2021	25,000	25,021
Revenue (Blake School Project) 5.45%, 9/1/2021	2,000,000	2,126,620
Tax Increment Revenue (Saint Anthony Falls Project) 5.75%, 2/1/2027	1,000,000	991,840
Minneapolis and Saint Paul Housing and Redevelopment Authority, Health Care Systems Revenue (HealthPartners Obligated Group Project):		
6%, 12/1/2018	1,000,000	1,077,950
6%, 12/1/2020	2,290,000	2,442,926
Minneapolis and Saint Paul Metropolitan Airports Commission, Airport Revenue 5.75%, 1/1/2032 (Insured; FGIC)	4,995,000	5,560,983

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Minneapolis Public Facilities Authority, Water Pollution Control Revenue 5.375%, 3/1/2019	3,000,000	3,285,810
State of Minnesota (Duluth Airport) 6.25%, 8/1/2014	2,500,000	2,577,800
Minnesota Agricultural and Economic Development Board, Revenue:		
(Evangelical Lutheran Project):		
6%, 2/1/2022	1,130,000	1,219,812
6%, 2/1/2027	1,750,000	1,864,607
(Fairview Health Care Systems) 6.375%, 11/15/2029	4,000,000	4,353,760
Minnesota Higher Education Facilities Authority, College and University Revenue (University of Saint Thomas):		
5.35%, 4/1/2017	1,000,000	1,057,970
5.40%, 4/1/2022	2,125,000	2,236,881
Minnesota Housing Finance Agency:		
Residential Housing Finance 5%, 1/1/2020	4,495,000	4,734,179
SFMR:		
5.80%, 1/1/2019	1,485,000	1,568,264
5.45%, 1/1/2022 (Insured; MBIA)	760,000	801,184
Minnesota Retirement Systems, Building Revenue 6%, 6/1/2030	1,475,000	1,671,057
New Hope, Housing and Health Care Facilities Revenue (Masonic Home–North Ridge) 5.90%, 3/1/2019	1,000,000	1,027,370
Northern Municipal Power Agency, Electric System Revenue 9.325%, 1/1/2016 (Insured; FSA)	5,000,000 [a,b]	6,017,750
Northfield, HR 6%, 11/1/2031	2,000,000	2,100,720
Ramsey, LR (Pact Charter School Project) 6.75%, 12/1/2033	1,000,000	1,016,390
City of Red Wing, Health Care Facilities Revenue (River Region Obligation Group) 6.50%, 9/1/2022 (Prerefunded 9/1/2005)	3,445,000 [c]	3,575,221
Rosemount Independent School District Number 196 Zero Coupon, 4/1/2014 (Insured; MBIA)	2,960,000	2,053,234
Saint Cloud Housing and Redevelopment Authority, Revenue (State University Foundation Project) 5.125%, 5/1/2018	1,500,000	1,621,095
Saint Paul Housing and Redevelopment Authority, Revenue:		
Hospital (HealthEast Project)		
5.70%, 11/1/2015 (Insured; ACA)	2,000,000	2,119,180

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Saint Paul Housing and Redevelopment Authority, Revenue (continued):		
MFHR (Wellington Project) 5.10%, 2/1/2024 (Insured; FHLMC)	2,000,000	2,069,500
Parking (Block 19 Ramp) 5.25%, 8/1/2023 (Insured; FSA)	3,395,000	3,677,939
Single Family Mortgage 6.90%, 12/1/2021 (Insured; FNMA)	185,000	185,104
Saint Paul Port Authority, Hotel Facility Revenue (Radisson Kellogg Project) 7.375%, 8/1/2029	2,850,000	2,892,864
Southern Municipal Power Agency, Power Supply System Revenue:		
5%, 1/1/2011 (Insured; MBIA)	3,515,000	3,909,313
Zero Coupon, 1/1/2025 (Insured; MBIA)	4,505,000	1,713,432
Zero Coupon, 1/1/2026 (Insured; MBIA)	4,625,000	1,652,698
Washington County Housing and Redevelopment Authority:		
Hospital Facility Revenue (Healtheast Project) 5.375%, 11/15/2018 (Insured; ACA)	2,215,000	2,307,720
Pooled Financing 5.50%, 2/1/2032 (Insured; MBIA)	2,000,000	2,117,920
Western Minnesota Municipal Power Agency, Electric Power and Light Revenue 5.50%, 1/1/2012 (Insured; AMBAC)	900,000	953,271
Willmar (Rice Memorial Hospital Project) 5%, 2/1/2032 (Insured; FSA)	4,000,000	4,126,360
Winona, Health Care Facilities Revenue (Winona Health) 6%, 7/1/2034	2,500,000	2,572,550
Total Long-Term Municipal Investments (cost $114,599,292)		**121,994,322**

Short-Term Municipal Investment—2.3%		
Arden Hills, Housing and Health Care Facilities Revenue, VRDN (Presbyterian Homes) 1.79% (LOC; U.S. Bank Trust) (cost $2,830,000)	2,830,000 [d]	**2,830,000**

Total Investments (cost $117,429,292)	**98.8%**	**124,824,322**
Cash and Receivables (Net)	**1.2%**	**1,577,320**
Net Assets	**100.00%**	**126,401,642**

Summary of Abbreviations

ACA	American Capital Access	**HR**	Hospital Revenue
AMBAC	American Municipal Bond Assurance Corporation	**LOC**	Letter of Credit
FGIC	Financial Guaranty Insurance Company	**LR**	Lease Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FNMA	Federal National Mortgage Association	**MFHR**	Multi-Family Housing Revenue
FSA	Financial Security Assurance	**SFMR**	Single Family Mortgage Revenue
GNMA	Government National Mortgage Association	**SWDR**	Solid Waste Disposal Revenue
		VRDN	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	47.1
AA		Aa		AA	8.3
A		A		A	19.7
BBB		Baa		BBB	9.4
BB		Ba		BB	2.5
F1		MIG1/P1		SP1/A1	2.3
Not Rated[e]		Not Rated[e]		Not Rated[e]	10.7
					100.0

† *Based on total investments.*

[a] *Inverse floater security—the interest rate is subject to change periodically.*

[b] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. This security has been determined to be liquid by the Board of Trustees. At October 31, 2004, this security amounted to $6,017,750 or 4.8% of net assets.*

[c] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[d] *Security payable on demand. Variable interest rate—subject to periodic change.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	117,429,292	124,824,322
Interest receivable		1,844,083
Receivable for shares of Beneficial Interest subscribed		37,232
Prepaid expenses		12,046
		126,717,683
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		94,660
Cash overdraft due to Custodian		177,016
Payable for shares of Beneficial Interest redeemed		25,564
Accrued expenses		18,801
		316,041
Net Assets ($)		**126,401,642**
Composition of Net Assets ($):		
Paid-in capital		117,699,168
Accumulated net realized gain (loss) on investments		1,307,444
Accumulated net unrealized appreciation (depreciation) on investments		7,395,030
Net Assets ($)		**126,401,642**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	107,391,978	14,487,080	4,522,584
Shares Outstanding	6,897,717	928,974	290,051
Net Asset Value Per Share ($)	**15.57**	**15.59**	**15.59**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**3,285,286**
Expenses:	
Management fee—Note 3(a)	349,343
Shareholder servicing costs—Note 3(c)	200,682
Distribution fees—Note 3(b)	56,452
Professional fees	14,452
Registration fees	12,778
Custodian fees	9,553
Prospectus and shareholders' reports	7,002
Trustees' fees and expenses—Note 3(d)	1,568
Loan commitment fees—Note 2	406
Miscellaneous	6,123
Total Expenses	**658,359**
Less—reduction in custody fees due to earnings credits—Note 1(b)	(3,084)
Net Expenses	**655,275**
Investment Income—Net	**2,630,011**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	77,229
Net unrealized appreciation (depreciation) on investments	2,962,228
Net Realized and Unrealized Gain (Loss) on Investments	**3,039,457**
Net Increase in Net Assets Resulting from Operations	**5,669,468**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004
Operations ($):		
Investment income—net	2,630,011	5,753,333
Net realized gain (loss) on investments	77,229	1,230,523
Net unrealized appreciation (depreciation) on investments	2,962,228	(4,528,132)
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,669,468**	**2,455,724**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(2,259,910)	(4,953,886)
Class B shares	(286,665)	(643,289)
Class C shares	(83,436)	(155,202)
Net realized gain on investments:		
Class A shares	—	(120,489)
Class B shares	—	(18,016)
Class C shares	—	(4,607)
Total Dividends	**(2,630,011)**	**(5,895,489)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	2,540,982	9,275,868
Class B shares	304,598	1,804,742
Class C shares	56,658	1,512,947
Dividends reinvested:		
Class A shares	1,396,700	3,006,111
Class B shares	103,975	259,852
Class C shares	20,280	39,493
Cost of shares redeemed:		
Class A shares	(10,945,143)	(19,969,317)
Class B shares	(2,775,529)	(3,236,271)
Class C shares	(593,464)	(684,861)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(9,890,943)**	**(7,991,436)**
Total Increase (Decrease) in Net Assets	**(6,851,486)**	**(11,431,201)**
Net Assets ($):		
Beginning of Period	133,253,128	144,684,329
End of Period	**126,401,642**	**133,253,128**

	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004
Capital Share Transactions:		
Class A[a]		
Shares sold	166,676	601,450
Shares issued for dividends reinvested	91,138	194,848
Shares redeemed	(721,416)	(1,296,933)
Net Increase (Decrease) in Shares Outstanding	**(463,602)**	**(500,635)**
Class B[a]		
Shares sold	19,882	116,545
Shares issued for dividends reinvested	6,778	16,821
Shares redeemed	(181,539)	(209,476)
Net Increase (Decrease) in Shares Outstanding	**(154,879)**	**(76,110)**
Class C		
Shares sold	3,688	97,201
Shares issued for dividends reinvested	1,322	2,557
Shares redeemed	(38,481)	(44,915)
Net Increase (Decrease) in Shares Outstanding	**(33,471)**	**54,843**

[a] *During the period ended October 31, 2004, 93,279 Class B shares representing $1,422,262 were automatically converted to 93,438 Class A shares and during the period ended April 30, 2004, 121,789 Class B shares representing $1,884,862 were automatically converted to 121,993 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	15.19	15.57	14.88	14.60	14.11	15.30
Investment Operations:						
Investment income–net	.32[b]	.65[b]	.67[b]	.70[b]	.74	.75
Net realized and unrealized gain (loss) on investments	.39	(.36)	.69	.28	.49	(1.13)
Total from Investment Operations	.71	.29	1.36	.98	1.23	(.38)
Distributions:						
Dividends from investment income–net	(.33)	(.65)	(.67)	(.70)	(.74)	(.75)
Dividends from net realized gain on investments	–	(.02)	–	–	–	(.06)
Total Distributions	(.33)	(.67)	(.67)	(.70)	(.74)	(.81)
Net asset value, end of period	15.57	15.19	15.57	14.88	14.60	14.11
Total Return (%)[c]	4.70[d]	1.85	9.31	6.82	8.90	(2.48)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.95[e]	.93	.94	.93	.92	.93
Ratio of net expenses to average net assets	.94[e]	.93	.94	.93	.92	.93
Ratio of net investment income to average net assets	4.23[e]	4.20	4.39	4.71	5.13	5.20
Portfolio Turnover Rate	2.04[d]	29.35	22.45	33.33	14.00	13.45
Net Assets, end of period ($ x 1,000)	107,392	111,837	122,406	117,881	117,281	116,261

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	15.22	15.59	14.90	14.62	14.14	15.33
Investment Operations:						
Investment income—net	.29[b]	.57[b]	.59[b]	.62[b]	.67	.67
Net realized and unrealized gain (loss) on investments	.37	(.35)	.69	.28	.48	(1.13)
Total from Investment Operations	.66	.22	1.28	.90	1.15	(.46)
Distributions:						
Dividends from investment income—net	(.29)	(.57)	(.59)	(.62)	(.67)	(.67)
Dividends from net realized gain on investments	–	(.02)	–	–	–	(.06)
Total Distributions	(.29)	(.59)	(.59)	(.62)	(.67)	(.73)
Net asset value, end of period	15.59	15.22	15.59	14.90	14.62	14.14
Total Return (%)[c]	4.36[d]	1.40	8.74	6.26	8.27	(2.97)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.46[e]	1.43	1.44	1.44	1.43	1.46
Ratio of net expenses to average net assets	1.45[e]	1.43	1.44	1.44	1.43	1.46
Ratio of net investment income to average net assets	3.72[e]	3.69	3.85	4.18	4.62	4.64
Portfolio Turnover Rate	2.04[d]	29.35	22.45	33.33	14.00	13.45
Net Assets, end of period ($ x 1,000)	14,487	16,493	18,089	13,714	14,417	14,671

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized*

See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	15.21	15.59	14.90	14.62	14.13	15.33
Investment Operations:						
Investment income—net	.27[b]	.53[b]	.55[b]	.56[b]	.63	.63
Net realized and unrealized gain (loss) on investments	.38	(.36)	.69	.31	.49	(1.14)
Total from Investment Operations	.65	.17	1.24	.87	1.12	(.51)
Distributions:						
Dividends from investment income—net	(.27)	(.53)	(.55)	(.59)	(.63)	(.63)
Dividends from net realized gain on investments	–	(.02)	–	–	–	(.06)
Total Distributions	(.27)	(.55)	(.55)	(.59)	(.63)	(.69)
Net asset value, end of period	15.59	15.21	15.59	14.90	14.62	14.13
Total Return (%)[c]	4.30[d]	1.09	8.48	5.99	8.03	(3.30)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.70[e]	1.67	1.69	1.69	1.72	1.73
Ratio of net expenses to average net assets	1.69[e]	1.67	1.69	1.69	1.72	1.73
Ratio of net investment income to average net assets	3.48[e]	3.43	3.61	3.85	4.32	4.38
Portfolio Turnover Rate	2.04[d]	29.35	22.45	33.33	14.00	13.45
Net Assets, end of period ($ x 1,000)	4,523	4,922	4,189	3,211	1,139	1,073

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company and operates as a series company that offers eleven series including the Minnesota Series (the "fund"). The Trust's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each Class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2004 was as follows: tax exempt income $5,752,377, ordinary income $28,808 and long-term capital gains $114,304. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund

based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2004, the Distributor retained $15,484 from commissions earned on sales of the fund's Class A shares and $13,860 from contingent deferred sales charges on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2004, Class B and Class C shares were charged $38,479 and $17,973, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2004, Class A, Class B and Class C shares were charged $133,562, $19,239 and $5,991, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2004, the fund was charged $23,774 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $58,855, Rule 12b-1 distribution plan fees $9,053 and shareholder services plan fees $26,752.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2004, amounted to $2,475,875 and $6,851,255, respectively.

At October 31, 2004, accumulated net unrealized appreciation on investments was $7,395,030, consisting of $7,532,269 gross unrealized appreciation and $137,239 gross unrealized depreciation.

At October 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that

such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

For More Information

Dreyfus Premier Municipal Bond Fund, Minnesota Series
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004 is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

0055SA1004

Dreyfus Premier State Municipal Bond Fund, North Carolina Series

SEMIANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

Contents

THE FUND

FOR MORE INFORMATION

LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, North Carolina Series, covering the six-month period from May 1, 2004, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Scott Sprauer.

Although the U.S. economy recently has shown signs of weakness, the Federal Reserve Board raised short-term interest rates three times since the beginning of the summer. This shift in monetary policy represents the first increases in short-term rates in more than four years, and many analysts believe that additional increases are likely to follow. As a result, tax-exempt money-market yields have begun to rise from the historically low levels of the past few years.

At times such as these, when market conditions are in a period of transition, we believe it is especially important for investors to stay in close touch with their financial advisors. Your financial advisor can help you rebalance your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004

DISCUSSION OF FUND PERFORMANCE

Scott Sprauer, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, North Carolina Series perform relative to its benchmark?

For the six-month period ended October 31, 2004, the fund achieved total returns of 4.71% for Class A shares, 4.44% for Class B shares and 4.31% for Class C shares.[1] The Lehman Brothers Municipal Bond Index, the fund's benchmark, achieved a total return of 4.79% for the same period.[2] In addition, the fund is reported in the Lipper North Carolina Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in the category was 3.86%.[3]

Despite higher short-term interest rates and investors' shifting perceptions of the strength of the economic recovery and the likelihood of renewed inflationary pressures, municipal bonds generally gained value over the reporting period. The fund generally produced higher returns than its Lipper category average, primarily because its relatively long average duration enabled it to participate more fully in the market's periodic rallies. The fund underperformed its benchmark, which contains bonds from many states, not just North Carolina, and is not subject to fund fees and expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and North Carolina state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from North Carolina state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

After a prolonged period of low inflation and generally lackluster economic conditions, signs of stronger growth and inflation began to emerge in the weeks before the start of the reporting period. Reports of stronger-than-expected labor markets and surging energy prices contributed to investors' expectations that the Federal Reserve Board (the "Fed") was likely to raise short-term interest rates sooner than they previously had anticipated. In late June, the Fed fulfilled investors' revised expectations by increasing its target for the overnight federal funds rate. Two additional rate-hikes followed in August and September, driving short-term interest rates to 1.75% by the reporting period's end.

Like most states, North Carolina benefited from stronger U.S. economic growth. Higher tax revenues enabled the state to end its most recent fiscal year with a modest budget surplus, which helped to relieve some of the state's borrowing needs. As a result, the supply of newly issued bonds from North Carolina state and local governments remained relatively low, helping to support their prices.

In this environment, we maintained the fund's average duration — a measure of sensitivity to changing interest rates — in a range we considered modestly longer than industry averages. This positioning helped the fund participate more fully as the market rallied toward the end of the reporting period. In addition, when making new purchases, we focused primarily on what we considered to be attractive bonds selling at modest premiums to their face values. Historically, bonds with premium structures have held more of their value during market downturns.

What is the fund's current strategy?

We have continued to maintain the fund's longstanding positions in higher-yielding bonds. At the same time, we have attempted to manage risks by diversifying the fund's assets more broadly across the maturity spectrum. While the limited supply of newly issued North Carolina bonds has made this process a relatively slow one, we have periodically identified opportunities to do so in the secondary market.

November 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-North Carolina residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

3 *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, North Carolina Series from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.01	$ 7.63	$ 8.86
Ending value (after expenses)	$1,047.10	$1,044.40	$1,043.10

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.94	$ 7.53	$ 8.74
Ending value (after expenses)	$1,020.32	$1,017.74	$1,016.53

† *Expenses are equal to the fund's annualized expense ratio of .97% for Class A, 1.48% for Class B and 1.72% for Class C; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004 (Unaudited)

Long-Term Municipal Investments—97.0%	Principal Amount ($)	Value ($)
North Carolina—87.7%		
Appalachian State University, Revenue, Housing and Student Center System 5.60%, 7/15/2020 (Insured; FSA)	1,000,000	1,126,510
Cabarrus County, COP, Installment Financing Contract 5.50%, 4/1/2014	2,000,000	2,240,920
Cary, 5%, 3/1/2019	1,500,000	1,623,675
Charlotte:		
5%, 7/1/2021	1,525,000	1,636,172
5.60%, 6/1/2022	2,770,000	3,155,584
5%, 7/1/2022	2,110,000	2,243,099
Airport Revenue 5.75%, 7/1/2029 (Insured; MBIA)	1,500,000	1,655,205
Storm Water Fee Revenue:		
5.25%, 6/1/2020	1,000,000	1,094,330
5%, 6/1/2034	1,500,000	1,548,270
6%, 6/1/2025 (Prerefunded 6/1/2010)	2,000,000 [a]	2,340,940
Water and Sewer System Revenue:		
5.50%, 6/1/2017	1,650,000	1,843,875
5.25%, 6/1/2025 (Prerefunded 6/1/2010)	3,710,000 [a]	4,203,727
Mecklenburg County:		
5%, 4/1/2013	2,000,000	2,209,540
Public Improvement 5%, 4/1/2009	1,040,000	1,147,505
New Hanover County, COP, Public Improvement (New Hanover County Projects) 5.75%, 11/1/2017	1,700,000	1,992,638
North Carolina, COP (Winston-Salem State University Housing Project) 4.75%, 6/1/2026 (Insured; AMBAC)	1,100,000	1,113,915
North Carolina Capital Facilities Financing Agency, Revenue (Duke University Project) 5.125%, 7/1/2042	1,000,000	1,025,010
North Carolina Eastern Municipal Power Agency, Power System Revenue:		
6.20%, 1/1/2012 (Insured; FGIC)	2,000,000	2,388,060
6%, 1/1/2022 (Insured; ACA)	1,000,000	1,194,710
6.75%, 1/1/2026 (Insured; ACA)	3,000,000	3,344,460
North Carolina Educational Assistance Authority, Guaranteed Student Loan Revenue 6.35%, 7/1/2016	4,375,000	4,599,394
North Carolina Housing Finance Agency, Single Family Revenue 6.50%, 9/1/2026	1,675,000	1,715,987

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
North Carolina (continued)		
North Carolina Medical Care Commission,		
Revenue:		
(Cleveland County Healthcare)		
5.25%, 7/1/2019 (Insured; AMBAC)	1,135,000	1,243,041
(Cypress Glen) 6%, 10/1/2033	1,000,000 [b]	1,018,270
(DePaul Community Facilities Project)		
7.625%, 11/1/2029	2,115,000	2,187,439
(North Carolina Housing Foundation Inc.)		
6.625%, 8/15/2030 (Insured; ACA)	3,250,000	3,556,183
(Northeast Medical Center Project):		
5.50%, 11/1/2025 (Insured; AMBAC)	1,000,000	1,088,940
5.50%, 11/1/2030 (Insured; AMBAC)	2,000,000	2,149,900
Retirement Facilities (Givens Estates Project)		
6.50%, 7/1/2032	1,000,000	1,024,320
(Southeast Regional Medical Center)		
6.25%, 6/1/2029	2,000,000	2,146,380
(Wilson Memorial Hospital Project)		
Zero Coupon, 11/1/2016 (Insured; AMBAC)	3,055,000	1,852,613
North Carolina Municipal Power Agency		
(Catawba Electric)		
5.25%, 1/1/2020 (Insured; MBIA)	1,000,000	1,086,710
Shelby, Combined Enterprise System Revenue:		
5.625%, 5/1/2014	1,000,000	1,028,710
5%, 5/1/2024	650,000	683,384
University of North Carolina, University Revenue:		
5.375%, 12/1/2013	1,415,000	1,598,992
(Chapel Hill University) 5%, 12/1/2020	2,000,000	2,144,440
U.S. Related—9.3%		
Puerto Rico Highway and Transportation Authority,		
Transportation Revenue		
5.50%, 7/1/2012 (Insured; FGIC)	1,500,000	1,740,180
Puerto Rico Public Finance Corp.		
5.375%, 8/1/2024 (Insured; MBIA)		
(Prerefunded 8/1/2011)	4,000,000 [a]	4,565,000
Virgin Islands Public Finance Authority, Revenues		
Sub Lien Fund Loan Notes 5.875%, 10/1/2018	850,000	883,311
Total Long-Term Municipal Investments		
(cost $70,411,547)		**75,441,339**

Short-Term Investments—1.3%	Principal Amount ($)	Value ($)
North Carolina Medical Care Commission, Retirement Community Revenue, VRDN 1.74%(SBPA; Lasalle Bank) (cost $1,040,000)	1,040,000 [c]	**1,040,000**
Total Investments (cost $71,451,547)	**98.3%**	**76,481,339**
Cash and Receivables (Net)	**1.7%**	**1,314,313**
Net Assets	**100.0%**	**77,795,652**

Summary of Abbreviations

ACA	American Capital Access	**FSA**	Financial Security Assurance
AMBAC	American Municipal Bond Assurance Corporation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
COP	Certificate of Participation	**SBPA**	Standby Bond Purchase Agreement
FGIC	Financial Guaranty Insurance Company	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	50.7
AA		Aa		AA	20.5
A		A		A	20.7
F1		MIG1/P1		SP1/A1	1.4
Not Rated [d]		Not Rated [d]		Not Rated [d]	6.7
					100.0

† *Based on total investments.*

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Purchased on a delayed delivery basis.*

[c] *Securities payable on demand. Variable rate interest—-subject to periodic change.*

[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	71,451,547	76,481,339
Cash		169,351
Interest receivable		1,212,876
Receivable for shares of Beneficial Interest subscribed		5,271
Prepaid expenses		12,971
		77,881,808
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		59,323
Payable for shares of Beneficial Interest redeemed		9,163
Accrued expenses		17,670
		86,156
Net Assets ($)		**77,795,652**
Composition of Net Assets ($):		
Paid-in capital		73,083,285
Accumulated net realized gain (loss) on investments		(317,425)
Accumulated net unrealized appreciation (depreciation) on investments		5,029,792
Net Assets ($)		**77,795,652**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	63,522,866	11,964,881	2,307,905
Shares Outstanding	4,508,431	849,885	163,748
Net Asset Value Per Share ($)	**14.09**	**14.08**	**14.09**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**1,838,574**
Expenses:	
Management fee—Note 3(a)	215,800
Shareholder servicing costs—Note 3(c)	123,380
Distribution fees—Note 3(b)	40,434
Professional fees	15,065
Registration fees	11,929
Custodian fees	7,525
Prospectus and shareholders' reports	4,879
Trustees' fees and expenses—Note 3(d)	1,221
Loan commitment fees—Note 2	246
Miscellaneous	4,806
Total Expenses	**425,285**
Less—reduction in custody fees due to earnings credits—Note 1(b)	(2,661)
Net Expenses	**422,624**
Investment Income—Net	**1,415,950**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	(175,425)
Net unrealized appreciation (depreciation) on investments	2,318,000
Net Realized and Unrealized Gain (Loss) on Investments	**2,142,575**
Net Increase in Net Assets Resulting from Operations	**3,558,525**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004
Operations ($):		
Investment income—net	1,415,950	3,193,642
Net realized gain (loss) on investments	(175,425)	1,225,818
Net unrealized appreciation (depreciation) on investments	2,318,000	(2,962,638)
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,558,525**	**1,456,822**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(1,176,243)	(2,555,752)
Class B shares	(208,512)	(558,141)
Class C shares	(31,195)	(63,747)
Total Dividends	**(1,415,950)**	**(3,177,640)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	2,246,830	4,359,219
Class B shares	127,112	569,891
Class C shares	369,798	778,288
Dividends reinvested:		
Class A shares	640,237	1,314,139
Class B shares	102,697	281,235
Class C shares	6,850	16,725
Cost of shares redeemed:		
Class A shares	(3,328,492)	(8,026,234)
Class B shares	(2,743,581)	(4,884,108)
Class C shares	(155,382)	(593,503)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(2,733,931)**	**(6,184,348)**
Total Increase (Decrease) in Net Assets	**(591,356)**	**(7,905,166)**
Net Assets ($):		
Beginning of Period	78,387,008	86,292,174
End of Period	**77,795,652**	**78,387,008**

	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004
Capital Share Transactions:		
Class A[a]		
Shares sold	163,113	313,623
Shares issued for dividends reinvested	46,168	94,298
Shares redeemed	(240,574)	(574,893)
Net Increase (Decrease) in Shares Outstanding	**(31,293)**	**(166,972)**
Class B[a]		
Shares sold	9,238	40,968
Shares issued for dividends reinvested	7,415	20,202
Shares redeemed	(198,717)	(351,805)
Net Increase (Decrease) in Shares Outstanding	**(182,064)**	**(290,635)**
Class C		
Shares sold	26,499	55,251
Shares issued for dividends reinvested	494	1,200
Shares redeemed	(11,386)	(43,269)
Net Increase (Decrease) in Shares Outstanding	**15,607**	**13,182**

[a] *During the period ended October 31, 2004, 119,758 Class B shares representing $1,651,662 were automatically converted to 119,654 Class A shares and during the period ended April 30, 2004, 186,774 Class B shares representing $2,590,308 were automatically converted to 186,612 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended October 31, 2004	Year Ended April 30,				
Class A Shares	(Unaudited)	2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	13.71	14.00	13.44	13.21	12.79	13.95
Investment Operations:						
Investment income—net	.26[b]	.55[b]	.57[b]	.61[b]	.66	.65
Net realized and unrealized gain (loss) on investments	.38	(.29)	.56	.23	.42	(1.12)
Total from Investment Operations	.64	.26	1.13	.84	1.08	(.47)
Distributions:						
Dividends from investment income—net	(.26)	(.55)	(.57)	(.61)	(.66)	(.65)
Dividends from net realized gain on investments	–	–	–	–	–	(.04)
Total Distributions	(.26)	(.55)	(.57)	(.61)	(.66)	(.69)
Net asset value, end of period	14.09	13.71	14.00	13.44	13.21	12.79
Total Return (%)[c]	4.71[d]	1.83	8.56	6.46	8.57	(3.38)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.98[e]	.96	.96	.95	.95	.97
Ratio of net to average net assets	.97[e]	.96	.96	.95	.95	.97
Ratio of net investment income to average net assets	3.71[e]	3.92	4.15	4.54	5.01	4.97
Portfolio Turnover Rate	26.16[d]	56.50	49.19	36.45	32.30	39.92
Net Assets, end of period ($ X 1,000)	63,523	62,223	65,899	61,807	57,033	55,883

a *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

b *Based on average shares outstanding at each month end.*

c *Exclusive of sales charge.*

d *Not annualized.*

e *Annualized.*

See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	13.70	13.99	13.42	13.20	12.78	13.94
Investment Operations:						
Investment income—net	.22[b]	.48[b]	.50[b]	.54[b]	.59	.58
Net realized and unrealized gain (loss) on investments	.38	(.30)	.57	.22	.42	(1.12)
Total from Investment Operations	.60	.18	1.07	.76	1.01	(.54)
Distributions:						
Dividends from investment income—net	(.22)	(.47)	(.50)	(.54)	(.59)	(.58)
Dividends from net realized gain on investments	–	–	–	–	–	(.04)
Total Distributions	(.22)	(.47)	(.50)	(.54)	(.59)	(.62)
Net asset value, end of period	14.08	13.70	13.99	13.42	13.20	12.78
Total Return (%)[c]	4.44[d]	1.32	8.10	5.85	8.03	(3.88)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.49[e]	1.46	1.46	1.45	1.45	1.48
Ratio of net expenses to average net assets	1.48[e]	1.46	1.46	1.45	1.45	1.48
Ratio of net investment income to average net assets	3.21[e]	3.42	3.65	4.04	4.50	4.42
Portfolio Turnover Rate	26.16[d]	56.50	49.19	36.45	32.30	39.92
Net Assets, end of period ($ X 1,000)	11,965	14,133	18,503	19,598	18,994	19,854

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.03% to 4.04%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	13.71	14.01	13.44	13.22	12.80	13.96
Investment Operations:						
Investment income—net	.20[b]	.44[b]	.47[b]	.51[b]	.56	.55
Net realized and unrealized gain (loss) on investments	.39	(.30)	.57	.22	.42	(1.12)
Total from Investment Operations	.59	.14	1.04	.73	.98	(.57)
Distributions:						
Dividends from investment income—net	(.21)	(.44)	(.47)	(.51)	(.56)	(.55)
Dividends from net realized gain on investments	–	–	–	–	–	(.04)
Total Distributions	(.21)	(.44)	(.47)	(.51)	(.56)	(.59)
Net asset value, end of period	14.09	13.71	14.01	13.44	13.22	12.80
Total Return (%)[c]	4.31[d]	1.00	7.83	5.60	7.78	(4.10)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.73[e]	1.70	1.70	1.68	1.68	1.72
Ratio of net expenses to average net assets	1.72[e]	1.70	1.70	1.68	1.68	1.72
Ratio of net investment income to average net assets	2.95[e]	3.16	3.37	3.76	4.27	4.22
Portfolio Turnover Rate	26.16[d]	56.50	49.19	36.45	32.30	39.92
Net Assets, end of period ($ X 1,000)	2,308	2,031	1,890	1,423	756	671

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the North Carolina Series (the "fund"). The Trust's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $142,001 available for federal income taxes to be applied against future net securities profits, if any, realized subsequent to April 30, 2004. If not applied, the carryover expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2004 was as follows: tax exempt income $3,177,640. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemp-

tions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2004, the Distributor retained $4,460 from commissions earned on sales of the fund's Class A shares, and $23,049 from contingent deferred sales charges on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2004, Class B and Class C shares were charged $32,505 and $7,929, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2004, Class A, Class B and Class C shares

were charged $79,195, $16,253 and $2,643, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2004, the fund was charged $16,037 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $36,280, Rule 12b-1 distribution plan fees $6,552 and shareholder services plan fees $16,491.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2004, amounted to $20,223,284 and $27,609,936, respectively.

At October 31, 2004, accumulated net unrealized appreciation on investments was $5,029,792, consisting of $5,043,882 gross unrealized appreciation and $14,090 gross unrealized depreciation.

At October 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other

things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

For More Information

Dreyfus Premier State Municipal Bond Fund, North Carolina Series
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

0065SA1004

Dreyfus Premier State Municipal Bond Fund, Ohio Series

SEMIANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Ohio Series, covering the six-month period from May 1, 2004, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, W. Michael Petty.

The Federal Reserve Board has raised short-term interest rates three times since the beginning of the summer, higher commodity prices suggest that inflationary pressures may be rising over the near term and lower federal tax rates have made tax-advantaged investments somewhat less beneficial for many investors. Nonetheless, the municipal bond market is on its way to posting another successful year. In our view, investor demand for municipal bonds has remained strong due to concerns that record energy prices and persistent geopolitical tensions may be eroding the rate of U.S. economic growth.

In uncertain markets such as these, the tax-exempt investments that are right for you depend on your current needs, future goals, tolerance for risk and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific market sectors that will satisfy most effectively your tax-exempt income and capital preservation needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004

DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Ohio Series perform relative to its benchmark?

For the six-month period ended October 31, 2004, the fund achieved total returns of 4.95% for Class A shares, 4.77% for Class B shares and 4.55% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 4.79% for the same period.[2] In addition, the fund is reported in the Lipper Ohio Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in this category was 4.46%.[3]

Despite higher short-term interest rates, municipal bonds generally fared well over the reporting period, posting positive total returns derived from income and modestly higher prices. The fund produced higher returns than the Lipper category average, primarily because of income from its seasoned, core holdings. However, the fund's returns were roughly in line with its benchmark, primarily because the Index does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Ohio state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Ohio state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. When selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

When the reporting period began, investors had grown concerned that inflationary forces might be resurfacing in a fast-growing economy, and bond prices fell sharply in the spring of 2004. Unexpectedly strong labor reports and surging energy prices convinced many investors that the Federal Reserve Board (the "Fed") would raise short-term interest rates sooner than previously expected. Indeed, in late June, the Fed announced its first increase in the overnight federal funds rate in more than four years. Two additional rate hikes followed, and by the end of the reporting period the federal funds rate stood at 1.75%. However, inflationary pressures appeared to wane during the summer of 2004 when the economy hit a "soft patch," and longer-term municipal bonds generally rallied, more than offsetting their earlier losses.

In addition, the recovering U.S. economy benefited the fiscal condition of most states and municipalities. A better economic environment helped many states balance their budgets and relieve their borrowing needs. While the volume of tax-exempt securities issued nationally during the reporting period was lower than it was over the same

period one year earlier, issuance in Ohio increased modestly. As a result, Ohio bonds tend to trade more inexpensively relative to historical norms than bonds from other states.

In this changing environment, the fund benefited from competitive levels of income from its seasoned, core holdings, most of which were purchased years ago, when yields were higher than are currently available. Accordingly, we felt it was not necessary to replace these longstanding holdings with more recently issued securities carrying lower yields, and there was relatively little trading activity in the fund over the reporting period.

What is the fund's current strategy?

Although we have continued to maintain the fund's average duration in a range we consider in line with that of its benchmark, we have attempted to gradually reduce the fund's sensitivity to market volatility over time. This strategy is designed to manage risks while keeping short-term cash available for new opportunities if they arise. When making new purchases, we generally have preferred bonds selling at modest premiums to their face values, which historically have held more of their value during market declines.

November 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Ohio residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

3 *Source: Lipper Inc.*

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Ohio Series from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.65	$ 7.28	$ 8.56
Ending value (after expenses)	$1,049.50	$1,047.70	$1,045.50

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.58	$ 7.17	$ 8.44
Ending value (after expenses)	$1,020.67	$1,018.10	$1,016.84

† *Expenses are equal to the fund's annualized expense ratio of .90% for Class A, 1.41% for Class B, and 1.66% for Class C; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004 (Unaudited)

Long-Term Municipal Investments—95.8%	Principal Amount ($)	Value ($)
Ohio—93.1%		
Akron:		
6%, 12/1/2012	1,380,000	1,641,827
5.50%, 12/1/2020 (Insured; MBIA)	1,460,000	1,648,705
Sewer Systems Revenue		
5.875%, 12/1/2016 (Insured; MBIA)	1,200,000	1,304,832
Brunswick City School District		
5%, 12/1/2023 (Insured; AMBAC)	2,000,000	2,118,260
Cincinnati City School District, School Improvement:		
5.375%, 12/1/2018 (Insured; MBIA)	6,560,000	7,352,317
5.25%, 6/1/2019 (Insured; FSA)	1,225,000	1,354,666
Cincinnati Technical College 5.25%, 10/1/2022	2,825,000	3,075,521
Cincinnati, Water System Revenue:		
5.50%, 12/1/2017	1,000,000	1,121,120
5%, 12/1/2020	1,000,000	1,072,220
5%, 12/1/2022	5,545,000	5,822,250
5%, 12/1/2023	3,130,000	3,269,974
Clermont County, Hospital Facilities Revenue		
(Mercy Health Systems)		
5.625%, 9/1/2016 (Insured; AMBAC)	4,250,000	4,703,900
City of Cleveland:		
COP (Stadium Project)		
5.25%, 11/15/2022 (Insured; AMBAC)	1,210,000	1,314,544
Public Power System Revenue		
5.125%, 11/15/2018 (Insured; MBIA)	9,650,000	10,367,574
Waterworks Revenue:		
5.50%, 1/1/2021 (Insured; MBIA)	8,000,000	9,329,680
5%, 1/1/2023 (Insured; FSA)	1,405,000	1,474,477
5%, 1/1/2023 (Insured; FSA)		
(Prerefunded 1/1/2008)	1,095,000 [a]	1,197,744
Cleveland-Cuyahoga County Port Authority, Revenue,		
Special Assessment/Tax Increment:		
7%, 12/1/2018	2,345,000	2,454,629
7.35%, 12/1/2031	3,655,000	3,876,968
Cleveland Municipal School District,		
Various Purpose Improvement:		
5%, 12/1/2021 (Insured; FGIC)	2,975,000	3,171,350
5%, 12/1/2022 (Insured; FGIC)	1,090,000	1,155,760
Cuyahoga Community College District, General		
Receipts 5%, 12/1/2022 (Insured; AMBAC)	1,500,000	1,599,765

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Ohio (continued)		
Cuyahoga County:		
HR:		
Improvement (MetroHealth Systems Project)		
6.125%, 2/15/2024	4,845,000	5,083,277
Hospital Facilities Revenue (Canton Inc. Project)		
7.50%, 1/1/2030	6,250,000	6,927,875
Mortgage Revenue (West Tech Apartments Project)		
5.95%, 9/20/2042 (Guaranteed; GNMA)	5,295,000	5,577,065
Fairfield City School District,		
School Improvement Unlimited Tax:		
7.20%, 12/1/2011 (Insured; FGIC)		
(Prerefunded 2/1/2005)	1,000,000 [a]	1,087,310
7.20%, 12/1/2012 (Insured; FGIC)		
(Prerefunded 2/1/2005)	1,250,000 [a]	1,359,138
6.10%, 12/1/2015 (Insured; FGIC)		
(Prerefunded 2/1/2005)	2,000,000 [a]	2,092,180
5.375%, 12/1/2019 (Insured; FGIC)	1,860,000	2,084,651
5.375%, 12/1/2020 (Insured; FGIC)	1,400,000	1,563,212
6%, 12/1/2020 (Insured; FGIC)		
(Prerefunded 2/1/2005)	2,000,000 [a]	2,090,020
Findlay 5.875%, 7/1/2017	2,000,000	2,169,120
Forest Hills Local School District		
5.70%, 12/1/2016 (Insured; MBIA)	1,000,000	1,114,920
Franklin County:		
HR:		
(Holy Cross Health Systems Corp.)		
5.80%, 6/1/2016	2,000,000	2,091,580
Multifamily (Agler Green LP)		
5.80%, 5/20/2044 (Collateralized; GNMA)	1,200,000	1,261,764
Franklin County Convention Facilities Authority,		
Tax and Lease Revenue Anticipation		
5.25%, 12/1/2019 (Insured; AMBAC)	2,000,000	2,212,140
Gallia County Local School District 7.375%, 12/1/2004	570,000	572,759
Greater Cleveland Regional Transit Authority		
5.65%, 12/1/2016 (Insured; FGIC)		
(Prerefunded 12/1/2006)	5,445,000 [a]	5,907,389
Hamilton County:		
Sales Tax Revenue		
Zero Coupon, 12/1/2027 (Insured; AMBAC)	17,940,000	5,608,403
Sewer System Revenue:		
5.25%, 12/1/2019 (Insured; MBIA)	1,000,000	1,108,260
5.25%, 12/1/2020 (Insured; MBIA)	1,000,000	1,100,950

Long-Term Municipal Investments (continued)	Principal Amount ($)		Value ($)
Ohio (continued)			
Hamilton County, Hospital Facilities Improvement Revenue (Deaconess Hospital) 7%, 1/1/2012	2,570,000		2,605,132
Highland Local School District, School Improvement:			
5.75%, 12/1/2018 (Insured; FSA)	1,675,000		1,922,180
5.75%, 12/1/2020 (Insured; FSA)	2,020,000		2,318,091
Hilliard School District, School Improvement:			
Zero Coupon, 12/1/2013 (Insured; FGIC)	1,655,000		1,171,277
Zero Coupon, 12/1/2014 (Insured; FGIC)	1,655,000		1,113,153
Lakota Local School District 6.125%, 12/1/2017 (Insured; AMBAC) (Prerefunded 12/1/2005)	1,075,000	a	1,124,826
Lebanon City School District 5.50%, 12/1/2021 (Insured; FSA)	4,050,000		4,560,462
Lowellville, Sanitary Sewer Systems Revenue (Browning-Ferris Industries Inc.) 7.25%, 6/1/2006	600,000		600,762
County of Mahoning, HR (Forum Health Obligated Group) 6%, 11/15/2032	1,500,000		1,588,545
Marysville Exempt Village School District 5.35%, 12/1/2025 (Insured; FSA)	2,010,000		2,177,312
Massillon City School District, Improvement:			
5.25%, 12/1/2019 (Insured; MBIA)	1,300,000		1,440,959
5%, 12/1/2025 (Insured; MBIA)	1,150,000		1,202,463
Milford Exempt Village School District, School Improvement 6%, 12/1/2020 (Insured; FSA)	1,910,000		2,221,731
City of Monroe, Improvement 5.25%, 12/1/2018 (Insured; FSA)	1,035,000		1,149,813
New Albany Community Authority, Community Facilities Revenue 5.20%, 10/1/2024 (Insured; AMBAC)	2,000,000		2,126,860
North Royalton City School District 6.10%, 12/1/2019 (Insured; MBIA)	2,500,000		2,921,025
State of Ohio:			
8.14%, 3/15/2020 (Insured; FSA)	7,760,000	b,c	8,917,792
PCR (Standard Oil Co. Project) 6.75%, 12/1/2015 (Guaranteed; British Petroleum Co. p.l.c.)	2,700,000		3,410,964
Ohio Housing Finance Agency, Residential Mortgage Revenue 6.05%, 9/1/2017 (Guaranteed; GNMA)	1,445,000		1,529,546
Ohio Higher Educational Facility Commission, Revenue (Xavier University Project) 5%, 5/1/2023 (Insured; FGIC)	2,250,000		2,376,787

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Ohio (continued)		
Ohio State University, General Receipts 5.25%, 6/1/2023	2,625,000	2,826,810
Ohio Turnpike Commission, Turnpike Revenue, Highway Improvements 5.50%, 2/15/2026	7,700,000	8,411,403
Ohio Water Development Authority, Fresh Water Revenue 5.90%, 12/1/2015 (Insured; AMBAC) (Prerefunded 6/1/2005)	4,650,000 [a]	4,854,972
Pickerington Local School District, School Facilities Construction and Improvement 5.25%, 12/1/2020 (Insured; FGIC)	6,000,000	6,605,700
Port of Greater Cincinnati Development Authority, Special Obligation Development Revenue (Cooperative Public Parking and Infrastructure Project):		
6.30%, 2/15/2024	2,250,000	2,283,345
6.40%, 2/15/2034	2,500,000	2,538,050
Princeton City School District 5.25%, 12/1/2017 (Insured; MBIA)	2,395,000	2,672,389
Southwest Regional Water District, Water Revenue:		
6%, 12/1/2015 (Insured; MBIA)	1,600,000	1,687,712
6%, 12/1/2020 (Insured; MBIA)	1,250,000	1,318,525
Strongsville, Library Improvement:		
5%, 12/1/2015 (Insured; FGIC)	980,000	1,072,198
5.50%, 12/1/2020 (Insured; FGIC)	1,700,000	1,919,725
Summit County 6.50%, 12/1/2016 (Insured; FGIC) (Prerefunded 12/1/2010)	2,000,000 [a]	2,412,340
Summit County Port Authority, Revenue (Civic Theatre Project) 5.50%, 12/1/2026 (Insured; AMBAC)	1,000,000	1,097,380
Toledo 5.625%, 12/1/2011 (Insured; AMBAC)	1,000,000	1,094,010
Toledo Lucas Count Port Authority, Revenue (Northwest Ohio Bond Fund) 6.375, 11/15/2032	1,650,000	1,719,498
University of Akron, General Receipts 5%, 1/1/2035 (Insured; FGIC)	2,000,000	2,056,320

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Ohio (continued)		
University of Cincinnati:		
General Receipts		
5%, 6/1/2021 (Insured; MBIA)	3,040,000	3,215,773
University and College Revenue:		
5.75%, 6/1/2018	2,165,000	2,481,718
5.75%, 6/1/2019	1,500,000	1,719,435
Warren, Waterworks Revenue		
5.50%, 11/1/2015 (Insured; FGIC)	1,450,000	1,672,561
Youngstown:		
5.375%, 12/1/2025 (Insured; AMBAC)	2,195,000	2,384,999
5.375%, 12/1/2031 (Insured; AMBAC)	2,370,000	2,725,832
U.S. Related—2.7%		
Virgin Islands Public Finance Authority, Revenue:		
6.375%, 10/1/2019	3,000,000	3,474,540
6%, 10/1/2022	3,000,000	3,088,650
Total Long-Term Municipal Investments (cost $216,522,398)		**233,253,661**

Short Term Municipal Investments—3.5%		
Cuyahoga County, Revenue, VRDN (Cleveland Clinic) 1.74% (LOC; Bank of America N.A.)	2,500,000 [d]	2,500,000
Montgomery County, Revenue, VRDN (Miami Valley Hospital) 1.74% (SBPA; National City Bank of Columbus)	3,000,000 [d]	3,000,000
Trumbull County, Health Care Facilities Revenue, VRDN (Shepherd Valley) 1.78% (SBPA; Fleet Bank of New York)	3,000,000 [d]	3,000,000
Total Short-Term Municipal Investments (cost $8,500,000)		**8,500,000**

Total Investments (cost $225,022,398)	**99.3%**	**241,753,661**
Cash and Receivables (Net)	**.7%**	**1,787,193**
Net Assets	**100.0%**	**243,540,854**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**HR**	Hospital Revenue
COP	Certificate of Participation	**LOC**	Letter of Credit
FGIC	Financial Guaranty Insurance Company	**PCR**	Pollution Control Revenue
FSA	Financial Security Assurance	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
GNMA	Government National Mortgage Association	**SBPA**	Standby Bond Purchase Agreement
		VRDN	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	68.1
AA		Aa		AA	13.2
A		A		A	3.8
BBB		Baa		BBB	5.3
BB		Ba		BB	.2
F1		Mig1/P1		SP1/A1	3.5
Not Rated [e]		Not Rated [e]		Not Rated [e]	5.9
					100.0

† *Based on total investments.*

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Inverse floater security—the interest rate is subject to change periodically.*

[c] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. This security has been determined to be liquid by the Board of Trustees. At October 31, 2004, this security amounted to $8,917,792 or 3.7% of net assets.*

[d] *Securities payable on demand. Variable interest rate —subject to periodic change.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	225,022,398	241,753,661
Interest receivable		4,120,947
Receivable for shares of Beneficial Interest subscribed		104,521
Prepaid expenses		14,195
		245,993,324
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		185,497
Cash overdraft due to custodian		13,917
Payable for investment securities sold		2,064,960
Payable for shares of Beneficial Interest redeemed		163,914
Accrued expenses		24,182
		2,452,470
Net Assets ($)		**243,540,854**
Composition of Net Assets ($):		
Paid-in capital		230,062,290
Accumulated undistributed investment income—net		113
Accumulated net realized gain (loss) on investments		(3,252,812)
Accumulated net unrealized appreciation (depreciation) on investments		16,731,263
Net Assets ($)		**243,540,854**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	200,305,995	33,050,991	10,183,868
Shares Outstanding	15,609,363	2,574,791	792,227
Net Asset Value Per Share ($)	**12.83**	**12.84**	**12.85**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**6,138,340**
Expenses:	
Management fee—Note 3(a)	671,976
Shareholder servicing costs—Note 3(c)	374,728
Distribution fees—Note 3(b)	126,834
Professional fees	14,893
Custodian fees	14,850
Registration fees	11,622
Prospectus and shareholders' reports	6,438
Trustees' fees and expenses—Note 3(d)	2,998
Loan commitment fees—Note 2	767
Miscellaneous	10,124
Total Expenses	**1,235,230**
Less—reduction in custody fees due to earnings credits—Note 1(b)	(2,231)
Net Expenses	**1,232,999**
Investment Income—Net	**4,905,341**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	(387,374)
Net unrealized appreciation (depreciation) on investments	7,148,349
Net Realized and Unrealized Gain (Loss) on Investments	**6,760,975**
Net Increase in Net Assets Resulting from Operations	**11,666,316**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004
Operations ($):		
Investment income—net	4,905,341	10,353,499
Net realized gain (loss) on investments	(387,374)	(147,443)
Net unrealized appreciation (depreciation) on investments	7,148,349	(7,243,981)
Net Increase (Decrease) in Net Assets Resulting from Operations	**11,666,316**	**2,962,075**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(4,094,169)	(8,438,624)
Class B shares	(634,783)	(1,508,132)
Class C shares	(176,276)	(357,162)
Total Dividends	**(4,905,228)**	**(10,303,918)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	5,622,157	14,386,456
Class B shares	416,732	2,876,566
Class C shares	192,914	2,135,953
Dividends reinvested:		
Class A shares	2,720,067	5,438,654
Class B shares	377,561	914,983
Class C shares	121,718	234,762
Cost of shares redeemed:		
Class A shares	(12,402,235)	(27,604,003)
Class B shares	(6,472,361)	(10,493,966)
Class C shares	(1,462,160)	(1,174,239)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(10,885,607)**	**(13,284,834)**
Total Increase (Decrease) in Net Assets	**(4,124,519)**	**(20,626,677)**
Net Assets ($):		
Beginning of Period	247,665,373	268,292,050
End of Period	**243,540,854**	**247,665,373**

	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004
Capital Share Transactions:		
Class A[a]		
Shares sold	446,719	1,132,255
Shares issued for dividends reinvested	215,689	427,186
Shares redeemed	(990,004)	(2,172,498)
Net Increase (Decrease) in Shares Outstanding	**(327,596)**	**(613,057)**
Class B[a]		
Shares sold	33,235	225,058
Shares issued for dividends reinvested	29,947	71,856
Shares redeemed	(515,502)	(824,757)
Net Increase (Decrease) in Shares Outstanding	**(452,320)**	**(527,843)**
Class C		
Shares sold	15,416	167,651
Shares issued for dividends reinvested	9,635	18,410
Shares redeemed	(117,016)	(92,310)
Net Increase (Decrease) in Shares Outstanding	**(91,965)**	**93,751**

[a] *During the period ended October 31, 2004, 256,827 Class B shares representing $3,225,069 were automatically converted to 256,863 Class A shares and during the period ended April 30, 2004, 405,264 Class B shares representing $5,146,986 were automatically converted to 405,341 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	12.48	12.84	12.48	12.29	11.88	12.80
Investment Operations:						
Investment income—net	.26[b]	.52[b]	.55[b]	.58[b]	.61	.63
Net realized and unrealized gain (loss) on investments	.35	(.36)	.36	.19	.41	(.90)
Total from Investment Operations	.61	.16	.91	.77	1.02	(.27)
Distributions:						
Dividends from investment income—net	(.26)	(.52)	(.55)	(.58)	(.61)	(.63)
Dividends from net realized gain on investments	–	–	–	–	–	(.02)
Total Distributions	(.26)	(.52)	(.55)	(.58)	(.61)	(.65)
Net asset value, end of period	12.83	12.48	12.84	12.48	12.29	11.88
Total Return (%)[c]	4.95[d]	1.25	7.39	6.35	8.75	(2.08)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.91[e]	.90	.92	.92	.91	.91
Ratio of net expenses to average net assets	.90[e]	.90	.92	.92	.91	.91
Ratio of net investment income to average net assets	4.12[e]	4.09	4.33	4.64	5.02	5.20
Portfolio Turnover Rate	4.03[d]	18.49	48.42	32.20	27.53	26.70
Net Assets, end of period ($ X 1,000)	200,306	198,836	212,474	210,000	197,970	201,974

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.63% to 4.64%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	12.48	12.84	12.48	12.29	11.88	12.81
Investment Operations:						
Investment income—net	.23[b]	.46[b]	.48[b]	.51[b]	.55	.57
Net realized and unrealized gain (loss) on investments	.36	(.36)	.36	.20	.41	(.91)
Total from Investment Operations	.59	.10	.84	.71	.96	(.34)
Distributions:						
Dividends from investment income—net	(.23)	(.46)	(.48)	(.52)	(.55)	(.57)
Dividends from net realized gain on investments	–	–	–	–	–	(.02)
Total Distributions	(.23)	(.46)	(.48)	(.52)	(.55)	(.59)
Net asset value, end of period	12.84	12.48	12.84	12.48	12.29	11.88
Total Return (%)[c]	4.77[d]	.74	6.86	5.82	8.21	(2.66)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.41[e]	1.41	1.42	1.42	1.41	1.42
Ratio of net expenses to average net assets	1.41[e]	1.41	1.42	1.42	1.41	1.42
Ratio of net investment income to average net assets	3.62[e]	3.59	3.82	4.13	4.51	4.68
Portfolio Turnover Rate	4.03[d]	18.49	48.42	32.20	27.53	26.70
Net Assets, end of period ($ X 1,000)	33,051	37,779	45,655	40,904	38,763	39,445

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.12% to 4.13%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	12.50	12.86	12.50	12.30	11.89	12.82
Investment Operations:						
Investment income—net	.21[b]	.42[b]	.45[b]	.48[b]	.52	.54
Net realized and unrealized gain (loss) on investments	.35	(.36)	.36	.21	.41	(.91)
Total from Investment Operations	.56	.06	.81	.69	.93	(.37)
Distributions:						
Dividends from investment income—net	(.21)	(.42)	(.45)	(.49)	(.52)	(.54)
Dividends from net realized gain on investments	–	–	–	–	–	(.02)
Total Distributions	(.21)	(.42)	(.45)	(.49)	(.52)	(.56)
Net asset value, end of period	12.85	12.50	12.86	12.50	12.30	11.89
Total Return (%)[c]	4.55[d]	.48	6.60	5.65	7.92	(2.90)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.66[e]	1.66	1.66	1.65	1.65	1.67
Ratio of net expenses to average net assets	1.66[e]	1.66	1.66	1.65	1.65	1.67
Ratio of net investment income to average net assets	3.37[e]	3.32	3.58	3.86	4.21	4.41
Portfolio Turnover Rate	4.03[d]	18.49	48.42	32.20	27.53	26.70
Net Assets, end of period ($ X 1,000)	10,184	11,051	10,163	9,407	5,163	3,095

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.85% to 3.86%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Ohio Series (the "fund"). The Trust's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C . Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years.Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $2,865,438 available for federal income taxes to be applied against future net securities profits, if any, realized subsequent to April 30, 2004. If not applied, $762,018 of the carryover expires in fiscal 2009 and $2,103,420 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2004 was as follows: tax exempt income $10,303,918. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2004, the Distributor retained $3,124 from commissions earned on sales of the fund's Class A shares, and $44,406 from contingent deferred sales charges on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2004, Class B and Class C shares were charged $87,659 and $39,175, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The

services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2004, Class A, Class B and Class C shares were charged $248,556, $43,830 and $13,058, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2004, the fund was charged $44,888 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $113,431, Rule 12b-1 distribution plan fees $20,506 and shareholder services plan fees $51,560.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2004, amounted to $9,383,375 and $26,637,571, respectively.

At October 31, 2004, accumulated net unrealized appreciation on investments was $16,731,263, consisting of $16,739,903 gross unrealized appreciation and $8,640 gross unrealized depreciation.

At October 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

Dreyfus Premier State Municipal Bond Fund, Ohio Series
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

0057SA1004

Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series

SEMIANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series, covering the six-month period from May 1, 2004, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Douglas Gaylor.

The Federal Reserve Board has raised short-term interest rates three times since the beginning of the summer, higher commodity prices suggest that inflationary pressures may be rising over the near term and lower federal tax rates have made tax-advantaged investments somewhat less beneficial for many investors. Nonetheless, the municipal bond market is on its way to posting another successful year. In our view, investor demand for municipal bonds has remained strong due to concerns that record energy prices and persistent geopolitical tensions may be eroding the rate of U.S. economic growth.

In uncertain markets such as these, the tax-exempt investments that are right for you depend on your current needs, future goals, tolerance for risk and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific market sectors that will satisfy most effectively your tax-exempt income and capital preservation needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004

DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

How did Dreyfus State Municipal Bond Fund, Pennsylvania Series perform relative to its benchmark?

For the six-month period ended October 31, 2004, the fund achieved total returns of 5.07% for Class A shares, 4.74% for Class B shares and 4.68% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 4.79% for the same period.[2] In addition, the fund is reported in the Lipper Pennsylvania Municipal Debt Funds category, and the average total return for all funds reported in this category was 4.00% for the reporting period.[3]

Although renewed inflation concerns caused heightened market volatility during the spring, subsequent signs of weaker economic growth led to a market rally that more than offset earlier losses. The fund produced higher returns than its Lipper category average, primarily because of relatively high levels of income from its longstanding, core holdings. However, the fund generally produced returns that were in line with its benchmark, primarily because the Index does not reflect fund fees and expenses to which the fund is subject.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Pennsylvania state and local income taxes without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and Pennsylvania income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

At the beginning of the reporting period, a stronger job market and higher energy prices had already sparked renewed concerns that long-dormant inflationary forces might resurface. Investors revised forward their expectations of the timing of moves toward higher interest rates by the Federal Reserve Board (the "Fed"). As a result, tax-exempt bond prices fell sharply in the spring of 2004. Bonds in the intermediate-term part of the maturity spectrum were particularly hard-hit, as institutional investors and hedge funds attempted to profit from heightened price volatility, while the fund's holdings of longer-term bonds fared better.

However, new data released during the summer of 2004 suggested that the U.S. economy might not be growing as strongly as investors previously believed. Indeed, despite three short-term interest-rate increases by the Fed between June and September, the longer-term bond market generally rallied as investors' inflation concerns waned, erasing the market's previous losses.

In addition, the strengthening economy began to produce better fiscal conditions for many states and municipalities, including Pennsylvania. In fact, because of its stable population and diverse economic base, Pennsylvania had fared better than many other states. As a result, the

state had little need to borrow and the supply of newly issued Pennsylvania bonds remained low, supporting their prices.

In this environment, the fund began the reporting period with an average duration — a measure of sensitivity to changing interest rates — that was slightly longer than that of the Index. While this positioning hurt performance during the spring market decline, it allowed the fund to participate more fully in subsequent market rallies. However, the fund's overall performance relative to its Lipper category average benefited most from the income generated by its core, seasoned holdings, most of which were purchased years ago and generally offer higher yields than typically are available today.

What is the fund's current strategy?

As of the end of the reporting period, we have begun to gradually reduce the fund's average duration toward the neutral range in anticipation of stronger economic growth and higher interest rates. When making new purchases, we have focused on high-quality, premium-priced bonds that historically have held more of their value during market declines. In our view, these are prudent strategies as investors adjust to the next phase of the economic cycle.

November 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Pennsylvania residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

3 *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.91	$ 7.53	$ 8.72
Ending value (after expenses)	$1,050.70	$1,047.40	$1,046.80

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.84	$ 7.43	$ 8.59
Ending value (after expenses)	$1,020.42	$1,017.85	$1,016.69

† *Expenses are equal to the fund's annualized expense ratio of .95% for Class A, 1.46% for Class B and 1.69% for Class C, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004 (Unaudited)

Long-Term Municipal Investments—97.5%	Principal Amount ($)	Value ($)
Allegheny County 5.25%, 11/1/2021 (Insured; FGIC)	1,795,000	1,964,986
Allegheny County Hospital Development Authority, Revenue (Hospital-South Hills Health) 5.125%, 5/1/2029	1,985,000	1,741,619
Allegheny County Sanitary Authority, Sewer Revenue 5%, 12/1/2019 (Insured; MBIA)	2,000,000	2,149,600
Beaver Falls Municipal Authority, Water and Hydroelectric Revenue 5%, 6/1/2012 (Insured; AMBAC)	1,820,000	2,035,870
Bethlehem Area Vocational Technical School Authority, LR 5%, 9/1/2019 (Insured; MBIA)	895,000	964,192
Bradford County Industrial Development Authority, SWDR (International Paper Co. Projects) 6.60%, 3/1/2019	4,250,000	4,386,297
Bucks County Water and Sewer Authority, Revenue:		
5.375%, 6/1/2018 (Insured; AMBAC)	1,255,000	1,411,047
Collection Sewer Systems:		
5.375%, 6/1/2017 (Insured; AMBAC)	1,340,000	1,501,845
5%, 6/1/2019 (Insured; AMBAC)	1,480,000	1,596,565
Butler County, GO 5.25%, 7/15/2019 (Insured; FGIC) (Prerefunded 7/15/2013)	1,810,000 [a]	2,071,111
Butler County Industrial Development Authority:		
Health Care Facilities Revenue (Saint John Care Center) 5.80%, 4/20/2029	6,295,000	6,715,002
MFHR (Greenview Gardens Apartments):		
6%, 7/1/2023	475,000	464,270
6.25%, 7/1/2033	880,000	856,478
Charleroi Area School Authority, School Revenue Zero Coupon, 10/1/2020 (Insured; FGIC)	2,000,000	967,980
Council Rock School District 5%, 11/15/2020 (Insured; MBIA)	1,400,000	1,501,080
Cumberland County Municipal Authority, College Revenue (Messiah College) 5.125%, 10/1/2015 (Insured; AMBAC)	1,000,000	1,054,120
Dauphin County General Authority, Revenue (Office and Parking, Riverfront Office) 6%, 1/1/2025	3,000,000	2,715,480
Dover Area School District, GO 5.375%, 4/1/2018 (Insured; FGIC)	2,195,000	2,441,279
Harbor Creek School District, GO 5%, 8/1/2016 (Insured; FGIC)	2,375,000	2,572,125
Harrisburg Authority, Office and Parking Revenue 6%, 5/1/2019 (Prerefunded 5/1/2008)	2,000,000 [a]	2,251,820

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Harrisburg Redevelopment Authority, Revenue:		
Zero Coupon, 5/1/2018 (Insured; FSA)	2,750,000	1,501,748
Zero Coupon, 11/1/2018 (Insured; FSA)	2,750,000	1,468,473
Zero Coupon, 11/1/2019 (Insured; FSA)	2,750,000	1,385,725
Zero Coupon, 5/1/2020 (Insured; FSA)	2,750,000	1,334,080
Zero Coupon, 11/1/2020 (Insured; FSA)	2,500,000	1,184,825
Health Care Facilities Authority of Sayre, Revenue (Guthrie Health Issue):		
5.85%, 12/1/2020	3,000,000	3,235,860
5.75%, 12/1/2021	4,750,000	5,073,950
Kennett Consolidated School District, GO:		
5.25%, 2/15/2017 (Insured; FGIC)	1,440,000	1,592,136
5.25%, 2/15/2018 (Insured; FGIC)	1,895,000	2,085,277
5.25%, 2/15/2020 (Insured; FGIC)	1,000,000	1,091,490
Lower Macungie Township 5.65%, 5/1/2020 (Prerefunded 5/1/2005)	900,000 [a]	917,937
McKeesport Area School District, GO Zero Coupon, 10/1/2021 (Insured; AMBAC)	3,455,000	1,576,689
Monroe County Hospital Authority, HR (Pocono Medical Center) 5.50%, 1/1/2022	1,455,000	1,546,912
Monroeville Municipal Authority, Sanitary Sewer Revenue 5.25%, 12/1/2016 (Insured; MBIA)	1,095,000	1,230,178
Montgomery County Higher Educational and Health Authority, Revenue First Mortgage (Montgomery Income Project) 10.50%, 9/1/2020	2,615,000	2,634,377
Mount Lebanon School District, GO:		
5%, 2/15/2018 (Insured; MBIA)	1,735,000	1,877,357
5%, 2/15/2019 (Insured; MBIA)	2,870,000	3,090,674
North Allegheny School District:		
5%, 11/1/2014 (Insured; FGIC)	985,000	1,098,846
5.05%, 11/1/2021 (Insured; FGIC)	1,455,000	1,542,882
Northampton County General Purpose Authority, County Agreement Revenue 5.125%, 10/1/2020 (Insured; FSA)	2,225,000	2,399,084
Northampton County Industrial Development Authority, Mortgage Revenue (Moravian Hall Square Project) 5%, 7/1/2017	1,890,000	1,997,579
Pennridge School District 5%, 2/15/2021 (Insured; MBIA)	1,000,000	1,065,940

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania Economic Development Financing Authority, Wastewater Treatment Revenue (Sun Co. Inc.-R and M Project) 7.60%, 12/1/2024	4,240,000	4,342,820
Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project):		
5.45%, 12/1/2019 (Insured; FGIC)	2,615,000	2,929,637
Zero Coupon, 12/1/2022 (Insured; FGIC)	1,200,000	507,912
Zero Coupon, 12/1/2023 (Insured; FGIC)	3,790,000	1,509,860
Zero Coupon, 12/1/2024 (Insured; FGIC)	3,790,000	1,414,731
Zero Coupon, 12/1/2025 (Insured; FGIC)	3,790,000	1,335,407
Pennsylvania Higher Educational Facilities Authority, Revenue:		
(State Higher Education System):		
5%, 6/15/2019 (Insured; AMBAC)	560,000	604,162
5%, 6/15/2020 (Insured; AMBAC)	1,915,000	2,050,525
(UPMC Health System) 6%, 1/15/2022	5,000,000	5,357,150
Pennsylvania Housing Finance Agency:		
5%, 4/1/2016	2,000,000	2,121,060
Single Family Mortgage		
5.10%, 10/1/2020	5,000,000	5,254,650
Pennsylvania Intergovernmental Cooperative Authority, Special Tax Revenue (Philadelphia Funding Program):		
5.25%, 6/15/2015 (Insured; FGIC)	1,000,000	1,095,380
5.50%, 6/15/2016 (Insured; FGIC)	2,750,000	2,899,793
5%, 6/15/2018 (Insured; FGIC)	5,580,000	6,019,871
Pennsylvania Public School Building Authority, Revenue:		
(Central Montgomery County Area):		
5.25%, 5/15/2017 (Insured; FGIC)	1,055,000	1,180,513
5.25%, 5/15/2018 (Insured; FGIC)	1,110,000	1,235,463
(Marple Newtown School District Project)		
5%, 3/1/2019 (Insured; MBIA)	3,680,000	3,966,083
Pennsylvania Turnpike Commission, Oil Franchise Tax Revenue:		
5.25%, 12/1/2018 (Insured; AMBAC)	3,780,000	4,202,188
5.25%, 12/1/2018 (Insured; AMBAC)	2,740,000	3,021,480
5%, 12/1/2023 (Insured; AMBAC)	425,000	441,142
Philadelphia Authority for Industrial Development, LR		
5.50%, 10/1/2015 (Insured; FSA)	2,870,000	3,254,006

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Philadelphia Gas Works, Revenue (1998 General Ordinance-4th Series) 5.25%, 8/1/2022 (Insured; FSA)	2,000,000	2,150,120
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue (Jefferson Health System) 5%, 5/15/2011	2,000,000	2,113,060
Philadelphia Housing Authority, Capital Fund Program Revenue 5%, 12/1/2021 (Insured; FSA)	1,685,000	1,791,812
Philadelphia Redevelopment Authority, Revenue (Neighborhood Transformation) 5.50%, 4/15/2018 (Insured; FGIC)	3,600,000	4,071,672
Philadelphia Water and Wastewater, Revenue:		
5.60%, 8/1/2018 (Insured; MBIA)	800,000	843,184
5.60%, 8/1/2018 (Insured; MBIA)	4,805,000	5,026,703
Pittsburgh 5.50%, 9/1/2013 (Insured; AMBAC)	2,580,000	2,772,004
Pocono Mountain School District 5%, 2/15/2018 (Insured; FGIC)	3,500,000	3,787,175
Schuylkill County Industrial Development Authority, Revenue (Charity Obligation Group) 5%, 11/1/2014	1,495,000	1,580,439
Scranton School District (Notes):		
5%, 4/1/2018 (Insured; MBIA)	1,390,000	1,506,301
5%, 4/1/2019 (Insured; MBIA)	2,710,000	2,921,543
South Side Area School District, GO 5.25%, 6/1/2015 (Insured; FGIC)	2,080,000	2,303,870
Southeastern Pennsylvania Transportation Authority, Special Revenue 5.375%, 3/1/2017 (Insured; FGIC)	3,000,000	3,255,930
Spring-Ford Area School District 5%, 4/1/2021 (Insured; FSA)	1,015,000	1,075,920
State Public School Building Authority:		
School LR (Daniel Boone Area School District Project):		
5%, 4/1/2018 (Insured; MBIA)	1,040,000	1,124,136
5%, 4/1/2019 (Insured; MBIA)	1,070,000	1,150,988
5%, 4/1/2020 (Insured; MBIA)	1,100,000	1,177,561
School Revenue (Tuscarora School District Project) 5%, 4/1/2023 (Insured; FSA)	750,000	790,808

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
University Area Joint Authority, Sewer Revenue:		
5%, 11/1/2017 (Insured; MBIA)	1,660,000	1,809,848
5%, 11/1/2018 (Insured; MBIA)	2,010,000	2,183,785
Upper Merion Area School District, GO:		
5.25%, 2/15/2018	1,785,000	1,964,232
5.25%, 2/15/2021	1,000,000	1,086,330
Washington County Industrial Development Authority, PCR (West Pennsylvania Power Co. Mitchell) 6.05%, 4/1/2014 (Insured; AMBAC)	3,000,000	3,111,480
Wilmington Area School District 5.50%, 9/1/2017 (Insured; FSA) (Prerefunded 3/1/2005)	3,550,000 [a]	3,595,724
Total Long-Term Municipal Investments (cost $179,212,202)		**190,233,243**

Short-Term Municipal Investments—1.6%		
Allegheny County Industrial Development Authority, Health and Housing Facilities Revenue, VRDN (Longwood) 1.78%	1,075,000 [b]	1,075,000
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue, VRDN (Children Hospital Project) 1.74%	1,000,000 [b]	1,000,000
Schuylkill County Industrial Development Authority, RRR, VRDN (Northeastern Power Co.) 1.75% (LOC; Dexia Credit Locale)	1,000,000 [b]	1,000,000
Total Short-Term Municipal Investments (cost $3,075,000)		**3,075,000**

Total Investments (cost $182,287,202)	**99.1%**	**193,308,243**
Cash and Receivables (Net)	**.9%**	**1,844,542**
Net Assets	**100.0%**	**195,152,785**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LR**	Lease Revenue
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FSA	Financial Security Assurance	**MFHR**	Multi-Family Housing Revenue
GO	General Obligation	**PCR**	Pollution Control Revenue
HR	Hospital Revenue	**RRR**	Resources Recovery Revenue
LOC	Letter of Credit	**SWDR**	Solid Waste Disposal Revenue
		VRDN	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	72.8
AA		Aa		AA	10.1
A		A		A	7.1
BBB		Baa		BBB	6.1
F1		MIG1/P1		SP1/A1	1.1
Not Rated[c]		Not Rated[c]		Not Rated[c]	2.8
					100.0

† *Based on total investments.*

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

[d] *At October 31, 2004, 26.1% of the fund's net assets are insured by FGIC.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	182,287,202	193,308,243
Interest receivable		2,470,567
Receivable for shares of Beneficial Interest subscribed		6,344
Prepaid expenses		11,959
		195,797,113
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		147,938
Cash overdraft due to Custodian		394,616
Payable for shares of Beneficial Interest redeemed		78,488
Accrued expenses		23,286
		644,328
Net Assets ($)		**195,152,785**
Composition of Net Assets ($):		
Paid-in capital		189,081,365
Accumulated undistributed investment income—net		46,714
Accumulated net realized gain (loss) on investments		(4,996,335)
Accumulated net unrealized appreciation (depreciation) on investments		11,021,041
Net Assets ($)		**195,152,785**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	159,627,620	32,916,560	2,608,605
Shares Outstanding	9,817,980	2,026,411	160,358
Net Asset Value Per Share ($)	**16.26**	**16.24**	**16.27**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**4,762,708**
Expenses:	
Management fee—Note 3(a)	540,410
Shareholder servicing costs—Note 3(c)	331,405
Distribution fees—Note 3(b)	94,050
Professional fees	14,223
Custodian fees	12,327
Registration fees	11,812
Prospectus and shareholders' reports	8,305
Trustees' fees and expenses—Note 3(d)	2,992
Loan commitment fees—Note 2	619
Miscellaneous	13,645
Total Expenses	**1,029,788**
Less—reduction in custody fees due to earnings credits—Note 1(b)	(1,118)
Net Expenses	**1,028,670**
Investment Income—Net	**3,734,038**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	(6,855)
Net unrealized appreciation (depreciation) on investments	5,716,364
Net Realized and Unrealized Gain (Loss) on Investments	**5,709,509**
Net Increase in Net Assets Resulting from Operations	**9,443,547**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004
Operations ($):		
Investment income—net	3,734,038	8,373,517
Net realized gain (loss) on investments	(6,855)	(2,975,028)
Net unrealized appreciation (depreciation) on investments	5,716,364	(1,662,831)
Net Increase (Decrease) in Net Assets Resulting from Operations	**9,443,547**	**3,735,658**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(3,117,548)	(6,900,638)
Class B shares	(569,390)	(1,341,564)
Class C shares	(41,335)	(97,354)
Net realized gain on investments:		
Class A shares	–	(90,009)
Class B shares	–	(20,849)
Class C shares	–	(1,714)
Total Dividends	**(3,728,273)**	**(8,452,128)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	3,872,105	8,492,634
Class B shares	457,842	1,988,366
Class C shares	30,912	529,335
Dividends reinvested:		
Class A shares	1,914,846	3,994,160
Class B shares	347,896	822,800
Class C shares	26,082	61,721
Cost of shares redeemed:		
Class A shares	(12,621,380)	(37,848,235)
Class B shares	(4,218,123)	(8,716,371)
Class C shares	(184,233)	(911,601)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(10,374,053)**	**(31,587,191)**
Total Increase (Decrease) in Net Assets	**(4,658,779)**	**(36,303,661)**
Net Assets ($):		
Beginning of Period	199,811,564	236,115,225
End of Period	**195,152,785**	**199,811,564**
Undistributed investment income—net	46,714	–

	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004
Capital Share Transactions:		
Class A[a]		
Shares sold	243,356	528,351
Shares issued for dividends reinvested	119,875	249,099
Shares redeemed	(796,106)	(2,369,866)
Net Increase (Decrease) in Shares Outstanding	**(432,875)**	**(1,592,416)**
Class B[a]		
Shares sold	28,747	123,677
Shares issued for dividends reinvested	21,804	51,367
Shares redeemed	(266,264)	(544,283)
Net Increase (Decrease) in Shares Outstanding	**(215,713)**	**(369,239)**
Class C		
Shares sold	1,915	32,804
Shares issued for dividends reinvested	1,632	3,850
Shares redeemed	(11,595)	(56,416)
Net Increase (Decrease) in Shares Outstanding	**(8,048)**	**(19,762)**

[a] *During the period ended October 31, 2004, 139,534 Class B shares representing $2,212,085 were automatically converted to 139,420 Class A shares and during the period ended April 30, 2004, 195,078 Class B shares representing $3,131,119 were automatically converted to 194,902 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	15.78	16.13	15.47	15.40	14.94	16.56
Investment Operations:						
Investment income—net	.31[b]	.63[b]	.66[b]	.72[b]	.77	.79
Net realized and unrealized gain (loss) on investments	.48	(.34)	.69	.07	.46	(1.33)
Total from Investment Operations	.79	.29	1.35	.79	1.23	(.54)
Distributions:						
Dividends from investment income—net	(.31)	(.63)	(.66)	(.71)	(.77)	(.79)
Dividends from net realized gain on investments	–	(.01)	(.03)	(.01)	(.00)[c]	(.29)
Total Distributions	(.31)	(.64)	(.69)	(.72)	(.77)	(1.08)
Net asset value, end of period	16.26	15.78	16.13	15.47	15.40	14.94
Total Return (%)[d]	5.07[e]	1.78	8.86	5.18	8.37	(3.24)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.95[f]	.94	.94	.93	.92	.94
Ratio of net expenses to average net assets	.95[f]	.94	.94	.93	.92	.94
Ratio of net investment income to average net assets	3.90[f]	3.92	4.16	4.60	5.02	5.12
Portfolio Turnover Rate	2.31[e]	6.39	33.76	36.46	23.01	34.29
Net Assets, end of period ($ x 1,000)	159,628	161,796	191,003	190,173	188,473	180,760

a As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.57% to 4.60%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

b Based on average shares outstanding at each month end.

c Amount represents less than $.01 per share.

d Exclusive of sales charge.

e Not annualized.

f Annualized

See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	15.77	16.11	15.46	15.38	14.93	16.55
Investment Operations:						
Investment income—net	.27[b]	.55[b]	.58[b]	.64[b]	.69	.71
Net realized and unrealized gain (loss) on investments	.47	(.34)	.68	.08	.45	(1.33)
Total from Investment Operations	.74	.21	1.26	.72	1.14	(.62)
Distributions:						
Dividends from investment income—net	(.27)	(.54)	(.58)	(.63)	(.69)	(.71)
Dividends from net realized gain on investments	—	(.01)	(.03)	(.01)	(.00)[c]	(.29)
Total Distributions	(.27)	(.55)	(.61)	(.64)	(.69)	(1.00)
Net asset value, end of period	16.24	15.77	16.11	15.46	15.38	14.93
Total Return (%)[d]	4.74[e]	1.32	8.25	4.72	7.75	(3.75)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.46[f]	1.45	1.45	1.43	1.43	1.46
Ratio of net expenses to average net assets	1.46[f]	1.45	1.45	1.43	1.43	1.46
Ratio of net investment income to average net assets	3.39[f]	3.41	3.65	4.08	4.50	4.57
Portfolio Turnover Rate	2.31[e]	6.39	33.76	36.46	23.01	34.29
Net Assets, end of period ($ x 1,000)	32,917	35,356	42,076	40,775	38,593	38,968

a *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.05% to 4.08%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

b *Based on average shares outstanding at each month end.*

c *Amount represents less than $.01 per share.*

d *Exclusive of sales charge.*

e *Not annualized.*

f *Annualized*

See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	15.79	16.14	15.48	15.40	14.95	16.57
Investment Operations:						
Investment income—net	.25[b]	.51[b]	.54[b]	.60[b]	.66	.67
Net realized and unrealized gain (loss) on investments	.48	(.34)	.69	.09	.45	(1.33)
Total from Investment Operations	.73	.17	1.23	.69	1.11	(.66)
Distributions:						
Dividends from investment income—net	(.25)	(.51)	(.54)	(.60)	(.66)	(.67)
Dividends from net realized gain on investments	–	(.01)	(.03)	(.01)	(.00)[c]	(.29)
Total Distributions	(.25)	(.52)	(.57)	(.61)	(.66)	(.96)
Net asset value, end of period	16.27	15.79	16.14	15.48	15.40	14.95
Total Return (%)[d]	4.68[e]	1.03	8.07	4.48	7.49	(3.98)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.69[f]	1.68	1.67	1.66	1.67	1.70
Ratio of net expenses to average net assets	1.69[f]	1.68	1.67	1.66	1.67	1.70
Ratio of net investment income to average net assets	3.16[f]	3.18	3.44	3.83	4.23	4.35
Portfolio Turnover Rate	2.31[e]	6.39	33.76	36.46	23.01	34.29
Net Assets, end of period ($ x 1,000)	2,609	2,659	3,036	3,568	2,355	1,274

a *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.80% to 3.83%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

b *Based on average shares outstanding at each month end.*

c *Amount represents less than $.01 per share.*

d *Exclusive of sales charge.*

e *Not annualized.*

f *Annualized*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Pennsylvania Series (the "fund"). The Trust's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $1,479,213 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2004. If not applied, the carryover expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2004 was as follows: tax exempt income $8,339,556 and ordinary income $112,572. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2004, the Distributor retained $4,057 from commissions earned on sales of the fund's Class A shares and $37,846 from contingent deferred sales charges on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2004, Class B and Class C shares were charged $84,207 and $9,843, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The

services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2004, Class A, Class B and Class C shares were charged $200,256, $42,104 and $3,281, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2004, the fund was charged $51,897 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $90,962, Rule 12b-1 distribution plan fees $15,629 and shareholder services plan fees $41,347.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2004, amounted to $4,369,712 and $9,648,259, respectively.

At October 31, 2004, accumulated net unrealized appreciation on investments was $11,021,041, consisting of $11,509,478 gross unrealized appreciation and $488,437 gross unrealized depreciation.

At October 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004 is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

0058SA1004

Dreyfus Premier State Municipal Bond Fund, Texas Series

SEMIANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Texas Series, covering the six-month period from May 1, 2004, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Douglas Gaylor.

The Federal Reserve Board has raised short-term interest rates three times since the beginning of the summer, higher commodity prices suggest that inflationary pressures may be rising over the near term and lower federal tax rates have made tax-advantaged investments somewhat less beneficial for many investors. Nonetheless, the municipal bond market is on its way to posting another successful year. In our view, investor demand for municipal bonds has remained strong due to concerns that record energy prices and persistent geopolitical tensions may be eroding the rate of U.S. economic growth.

In uncertain markets such as these, the tax-exempt investments that are right for you depend on your current needs, future goals, tolerance for risk and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific market sectors that will satisfy most effectively your tax-exempt income and capital preservation needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004

DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Texas Series perform relative to its benchmark?

For the six-month period ended October 31, 2004, the fund achieved total returns of 4.30% for Class A shares, 4.09% for Class B shares and 3.91% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 4.79% for the same period.[2] In addition, the fund is reported in the Lipper Texas Municipal Debt Funds category, and the average total return for all funds reported in this category was 4.00% for the reporting period.[3]

Although investors' concerns regarding the potential effects of a stronger economy caused heightened market volatility during the spring, subsequent signs of weaker economic growth led to a market rally that more than offset earlier losses. The fund's returns were in line with the Lipper category average, primarily because of relatively high levels of income from its longstanding, core holdings. However, the fund produced lower returns than its benchmark, primarily because the Index does not reflect fund fees and expenses to which the fund is subject.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we

may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The fund's performance was influenced by investors' changing perceptions of the economy and inflation. At the beginning of the reporting period, signs of a stronger job market and higher energy prices already had sparked renewed concerns that long-dormant inflationary forces might resurface. Many investors revised forward their expectations of the timing of moves toward higher interest rates by the Federal Reserve Board (the "Fed"). As a result, tax-exempt bond prices fell sharply in the spring of 2004. Bonds in the intermediate-term part of the maturity spectrum were particularly hard-hit, as institutional investors and hedge funds attempted to profit from heightened price volatility, while the fund's holdings of longer-term bonds fared better.

However, new data released during the summer of 2004 suggested that the U.S. economy might not be growing as strongly as investors previously believed. Indeed, despite three short-term interest-rate increases by the Fed between June and September, the longer-term bond market generally rallied as investors' inflation concerns waned, erasing the market's previous losses.

In addition, the strengthening economy began to produce better fiscal conditions for many states and municipalities, including Texas. While Texas has continued in its attempts to address its budget deficit, higher

tax revenues helped to relieve some of its fiscal pressures. As a result, the supply of new municipal securities generally declined compared to the same period one year earlier, helping to support bond prices.

In this environment, we maintained an average duration that was slightly shorter than that of the Index. While this positioning prevented the fund from participating more fully in market rallies, we believe that it gives us greater flexibility to seek investment opportunities when they become available. Otherwise, there was little trading activity over the reporting period, primarily because it was not practical to replace the fund's existing core holdings, many of which were purchased years ago at higher yields than typically are available today.

What is the fund's current strategy?

As of the end of the reporting period, we have continued to maintain what we believe to be a generally defensive positioning in the expectation that short-term interest rates are likely to continue to move higher. In our view, these are prudent strategies as investors adjust to the next phase of the economic cycle.

November 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Texas residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

3 *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Texas Series from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.38	$ 6.94	$ 8.22
Ending value (after expenses)	$1,043.00	$1,040.90	$1,039.10

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.33	$ 6.87	$ 8.13
Ending value (after expenses)	$1,020.92	$1,018.40	$1,017.14

† *Expenses are equal to the fund's annualized expense ratio of .85% for Class A, 1.35% for Class B and 1.60% for Class C; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004 (Unaudited)

Long-Term Municipal Investments—95.5%	Principal Amount ($)	Value ($)
Aledo Independent School District		
Zero Coupon, 2/15/2014	1,225,000	837,765
Austin, Utility System Revenue		
5.125%, 11/15/2016 (Insured; FSA)	1,110,000	1,195,059
Austin Convention Enterprises Inc., Revenue		
(Convention Center Hotel) 6.60%, 1/1/2021	1,000,000	1,060,570
Austin Independent School District		
5.75%, 8/1/2015	1,000,000	1,064,090
Brazos Higher Education Authority Inc.,		
Student Loan Revenue 6.80%, 12/1/2004	700,000	702,604
Castleberry Independent School District		
5.70%, 8/15/2021	830,000	879,717
Coastal Water Authority, Water Conveyance System		
6.25%, 12/15/2017 (Insured; AMBAC)	2,170,000	2,174,405
Corpus Christi:		
(Hotel Occupancy) 5.50%, 9/1/2018 (Insured; FSA)	1,955,000	2,215,777
Utility System Revenue:		
5.25%, 7/15/2016 (Insured; FSA)	1,765,000	1,934,528
5%, 7/15/2021 (Insured; FSA)	1,000,000	1,057,910
Del Mar College District		
5.25%, 8/15/2017 (Insured; FGIC)	1,295,000	1,432,659
Denton Independent School District		
Zero Coupon, 8/15/2023	2,630,000	951,297
El Paso Housing Authority, Multi-Family Revenue		
(Section 8 Projects) 6.25%, 12/1/2009	2,510,000	2,589,341
El Paso Independent School District 5%, 8/15/2020	415,000	441,531
Fort Worth:		
General Purpose 5%, 3/1/2020	700,000	749,763
Water & Sewer Revenue 5.25%, 2/15/2016	875,000	940,126
Galveston County Certificate Obligation		
5.25%, 2/1/2018 (Insured; AMBAC)	1,000,000	1,095,560
Grape Creek-Pulliam Independent School District		
Public Facility Corp., School Facility LR		
7.25%, 5/15/2021 (Prerefunded 5/15/2006)	2,200,000 [a]	2,418,548
Houston, Certificates Obligation:		
5.625%, 3/1/2017 (Prerefunded 3/1/2011)	550,000 [a]	626,016
5.625%, 3/1/2017	300,000	337,578
Houston, Water & Sewer Systems Revenue:		
5%, 12/1/2018 (Insured; FSA)	1,145,000	1,238,077
Zero Coupon, 12/1/2019 (Insured; FSA)	2,000,000	1,018,900
Zero Coupon, 12/1/2019 (Insured; FSA)	750,000	376,493

Long-Term Municipal Investments (continued)	Principal Amount ($)		Value ($)
Irving Independent School District			
Zero Coupon, 2/15/2010	235,000		196,841
Katy Independent School District 5.75%, 2/15/2020	405,000		447,788
Lakeway Municipal Utility District			
Zero Coupon, 9/1/2013 (Insured; FGIC)	1,850,000		1,304,269
Lubbock Electric Light and Power System			
5%, 4/15/2018 (Insured; MBIA)	505,000		540,825
Lubbock Health Facilities Development Corporation			
Revenue (Sears Plains Project)			
5.50%, 1/20/2021 (Collateralized; GNMA)	995,000		1,050,700
Lubbock Housing Finance Corporation, MFHR			
(Las Colinas Quail Creek Apartments) 6%, 7/1/2022	1,175,000		1,197,642
McKinney Independent School District			
5.375%, 2/15/2019	1,000,000		1,098,720
Mesquite Independent School District:			
5.50%, 8/15/2019	1,045,000		1,181,414
5.50%, 8/15/2020	1,100,000		1,238,259
North Central Health Facilities Development,			
Corporation Revenue			
(Zale Lipshy University Hospital Project)			
5.45%, 4/1/2019 (Insured; FSA)	2,000,000		2,094,140
North Harris Montgomery Community College District			
5.375%, 2/15/2017 (Insured; FGIC)	1,000,000		1,120,420
San Antonio:			
5%, 2/1/2016	495,000		526,338
5%, 2/1/2016 (Prerefunded 2/1/2008)	5,000	a	5,424
Electric & Gas Revenue:			
5.50%, 2/1/2020	255,000		299,148
5.50%, 2/1/2020	245,000		261,881
Water Revenue			
5.60%, 5/15/2021 (Insured; MBIA)	1,500,000		1,603,725
Schertz-Cibolo-Universal City Independent			
School District 5.25%, 8/1/2020	1,275,000		1,394,174
Sharyland Independent School District			
(School Building) 5% 2/15/2017	1,130,000		1,222,717
South Texas Community College District			
5%, 8/15/2017 (Insured; AMBAC)	1,790,000		1,944,334

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Texas A & M University, Financing System Revenues 5.375%, 5/15/2014 (Prerefunded 5/15/2006)	670,000 [a]	705,168
Texas Department of Housing and Community Affairs, MFHR (Harbors and Plumtree) 6.35%, 7/1/2016	1,300,000	1,355,068
Texas National Research Laboratory Commission Financing Corp., LR (Superconducting Super Collider Project) 6.95%, 12/1/2012	700,000	835,919
Texas Water Development Board, Revenue State Revolving Fund 5.25%, 7/15/2017	1,500,000	1,572,180
Tomball Hospital Authority, Revenue 6%, 7/1/2013	1,500,000	1,509,675
Tyler Health Facility Development Corp., HR (East Texas Medical Center Regional Health):		
6.625%, 11/1/2011	615,000	621,212
6.75%, 11/1/2025	1,000,000	1,002,970
Waxahachie Community Development Corp., Sales Tax Revenue:		
Zero Coupon, 8/1/2020 (Insured; MBIA)	1,430,000	623,223
Zero Coupon, 8/1/2023 (Insured; MBIA)	1,000,000	361,340
Total Long-Term Municipal Investments (cost $51,830,313)		**54,653,828**

Short-Term Municipal Investments—2.6 %		
Bell County Health Facilities Development Corp., HR VRDN (Scott & White):		
1.74% (Insured; MBIA)	500,000 [b]	500,000
1.74% (Insured; MBIA)	1,000,000 [b]	1,000,000
Total Short-Term Municipal Investments (cost $1,500,000)		**1,500,000**
Total Investments (cost $53,330,313)	**98.1%**	**56,153,828**
Cash and Receivables (Net)	**1.9%**	**1,074,633**
Net Assets	**100.0%**	**57,228,461**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**HR**	Hospital Revenue
FGIC	Financial Guaranty Insurance Company	**LR**	Lease Revenue
FSA	Financial Security Assurance	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
GNMA	Government National Mortgage Association	**MFHR**	Multi-Family Housing Revenue
		VRDN	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	67.7
AA		Aa		AA	8.6
A		A		A	9.2
BBB		Baa		BBB	4.6
BB		Ba		BB	2.9
F1		MIG1/P1		SP1/A1	2.7
Not Rated [c]		Not Rated [c]		Not Rated [c]	4.3
					100.0

† *Based on total investments.*

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	53,330,313	56,153,828
Cash		313,062
Interest receivable		799,417
Receivable for shares of Beneficial Interest subscribed		51,893
Prepaid expenses		10,246
		57,328,446
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		34,882
Payable for shares of Beneficial Interest redeemed		46,232
Accrued expenses		18,871
		99,985
Net Assets ($)		**57,228,461**
Composition of Net Assets ($):		
Paid-in capital		54,166,575
Accumulated net realized gain (loss) on investments		238,371
Accumulated net unrealized gross appreciation on investments		2,823,515
Net Assets ($)		**57,228,461**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	50,232,647	4,467,365	2,528,449
Shares Outstanding	2,341,346	208,267	117,918
Net Asset Value Per Share ($)	**21.45**	**21.45**	**21.44**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**1,434,619**
Expenses:	
Management fee—Note 3(a)	157,301
Shareholder servicing costs—Note 3(c)	89,151
Distribution fees—Note 3(b)	22,404
Professional fees	13,456
Registration fees	10,639
Custodian fees	4,758
Prospectus and shareholders' reports	2,127
Trustees' fees and expenses—Note 3(d)	1,133
Loan commitment fees—Note 2	177
Miscellaneous	6,371
Total Expenses	**307,517**
Less—reduction in management fee due to undertaking —Note 3(a)	(41,835)
Less—reduction in custody fees due to earnings credits—Note 1(b)	(258)
Net Expenses	**265,424**
Investment Income—Net	**1,169,195**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	147,974
Net unrealized appreciation (depreciation) on investments	1,068,560
Net Realized and Unrealized Gain (Loss) on Investments	**1,216,534**
Net Increase in Net Assets Resulting from Operations	**2,385,729**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004
Operations ($):		
Investment income—net	1,169,195	2,429,937
Net realized gain (loss) on investments	147,974	670,374
Net unrealized appreciation (depreciation) on investments	1,068,560	(1,873,856)
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,385,729**	**1,226,455**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(1,033,835)	(2,107,742)
Class B shares	(87,300)	(239,184)
Class C shares	(48,060)	(79,468)
Net realized gain on investments:		
Class A shares	–	(444,111)
Class B shares	–	(55,143)
Class C shares	–	(19,640)
Total Dividends	**(1,169,195)**	**(2,945,288)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	1,831,473	8,371,849
Class B shares	111,568	784,255
Class C shares	183,971	1,589,364
Dividends reinvested:		
Class A shares	611,351	1,444,738
Class B shares	51,756	187,102
Class C shares	8,714	20,632
Cost of shares redeemed:		
Class A shares	(2,728,290)	(12,020,613)
Class B shares	(793,210)	(3,616,103)
Class C shares	(736,446)	(294,778)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(1,459,113)**	**(3,533,554)**
Total Increase (Decrease) in Net Assets	**(242,579)**	**(5,252,387)**
Net Assets ($):		
Beginning of Period	57,471,040	62,723,427
End of Period	**57,228,461**	**57,471,040**

	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004
Capital Share Transactions:		
Class A[a]		
Shares sold	86,800	390,423
Shares issued for dividends reinvested	28,876	67,429
Shares redeemed	(129,874)	(559,548)
Net Increase (Decrease) in Shares Outstanding	**(14,198)**	**(101,696)**
Class B[a]		
Shares sold	5,295	36,211
Shares issued for dividends reinvested	2,447	8,728
Shares redeemed	(37,518)	(169,573)
Net Increase (Decrease) in Shares Outstanding	**(29,776)**	**(124,634)**
Class C		
Shares sold	8,664	73,665
Shares issued for dividends reinvested	413	964
Shares redeemed	(34,705)	(13,856)
Net Increase (Decrease) in Shares Outstanding	**(25,628)**	**60,773**

[a] *During the period ended October 31, 2004, 17,413 Class B shares representing $367,845 were automatically converted to 17,406 Class A shares and during the period ended April 30, 2004, 98,537 Class B shares representing $2,105,233 were automatically converted to 98,521 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	21.00	21.61	20.81	20.24	19.33	21.37
Investment Operations:						
Investment income—net	.44[b]	.88[b]	.94[b]	.94[b]	.96	.98
Net realized and unrealized gain (loss) on investments	.45	(.42)	.86	.68	.91	(1.77)
Total from Investment Operations	.89	.46	1.80	1.62	1.87	(.79)
Distributions:						
Dividends from investment income—net	(.44)	(.88)	(.94)	(.94)	(.96)	(.98)
Dividends from net realized gain on investments	–	(.19)	(.06)	(.11)	–	(.27)
Total Distributions	(.44)	(1.07)	(1.00)	(1.05)	(.96)	(1.25)
Net asset value, end of period	21.45	21.00	21.61	20.81	20.24	19.33
Total Return (%)[c]	4.30[d]	2.15	8.83	8.11	9.83	(3.62)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.99[e]	.98	.96	.95	.95	.99
Ratio of net expenses to average net assets	.85[e]	.85	.85	.85	.85	.85
Ratio of net investment income to average net assets	4.17[e]	4.11	4.43	4.54	4.80	4.95
Portfolio Turnover Rate	1.83[d]	24.64	15.82	32.62	12.69	22.70
Net Assets, end of period ($ x 1,000)	50,233	49,461	53,100	53,009	52,716	52,464

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.51% to 4.54%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	20.99	21.60	20.80	20.24	19.32	21.37
Investment Operations:						
Investment income—net	.39[b]	.77[b]	.83[b]	.83[b]	.86	.88
Net realized and unrealized gain (loss) on investments	.46	(.42)	.86	.67	.92	(1.78)
Total from Investment Operations	.85	.35	1.69	1.50	1.78	(.90)
Distributions:						
Dividends from investment income—net	(.39)	(.77)	(.83)	(.83)	(.86)	(.88)
Dividends from net realized gain on investments	–	(.19)	(.06)	(.11)	–	(.27)
Total Distributions	(.39)	(.96)	(.89)	(.94)	(.86)	(1.15)
Net asset value, end of period	21.45	20.99	21.60	20.80	20.24	19.32
Total Return (%)[c]	4.09[d]	1.64	8.29	7.52	9.35	(4.14)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.52[e]	1.49	1.47	1.46	1.47	1.51
Ratio of net expenses to average net assets	1.35[e]	1.35	1.35	1.35	1.35	1.35
Ratio of net investment income to average net assets	3.67[e]	3.62	3.92	4.04	4.30	4.41
Portfolio Turnover Rate	1.83[d]	24.64	15.82	32.62	12.69	22.70
Net Assets, end of period ($ x 1,000)	4,467	4,997	7,835	6,994	6,557	7,483

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.00% to 4.04%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	20.99	21.60	20.79	20.23	19.31	21.36
Investment Operations:						
Investment income—net	.37[b]	.71[b]	.78[b]	.77[b]	.81	.84
Net realized and unrealized gain (loss) on investments	.44	(.41)	.86	.68	.92	(1.78)
Total from Investment Operations	.81	.30	1.64	1.45	1.73	(.94)
Distributions:						
Dividends from investment income—net	(.36)	(.72)	(.77)	(.78)	(.81)	(.84)
Dividends from net realized gain on investments	–	(.19)	(.06)	(.11)	–	(.27)
Total Distributions	(.36)	(.91)	(.83)	(.89)	(.81)	(1.11)
Net asset value, end of period	21.44	20.99	21.60	20.79	20.23	19.31
Total Return (%)[c]	3.91[d]	1.37	8.06	7.25	9.02	(4.33)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.75[e]	1.73	1.74	1.73	1.72	1.75
Ratio of net expenses to average net assets	1.60[e]	1.60	1.60	1.60	1.60	1.60
Ratio of net investment income to average net assets	3.43[e]	3.32	3.61	3.76	4.01	4.15
Portfolio Turnover Rate	1.83[d]	24.64	15.82	32.62	12.69	22.70
Net Assets, end of period ($ x 1,000)	2,528	3,013	1,788	632	365	265

a *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.72% to 3.76%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

b *Based on average shares outstanding at each month end.*

c *Exclusive of sales charge.*

d *Not annualized.*

e *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Texas Series (the "fund"). The Trust's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains of losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, including, where applicable, accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with incomes tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2004, were as follows: tax exempt income $2,426,394, ordinary income $22,728 and long term capital gain $496,166, respectively. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees

on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from May 1, 2004 through October 31, 2004 to reduce the management fee paid by the fund, if the fund's aggregate expenses, excluding Rule 12b-1 distribution plan fees, taxes, brokerage fees, commitment fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .85 of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $41,835 during the period ended October 31, 2004.

During the period ended October 31, 2004, the Distributor retained $2,021 from commissions earned on sales of the fund's Class A shares and $7,242 and $35 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2004, Class B and Class C shares were charged $11,881 and $10,523, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund

and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2004, Class A, Class B and Class C shares were charged $62,052, $5,940 and $3,508, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2004, the fund was charged $13,070 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates consist of: management fees $26,573, Rule 12b-1 distribution plan fees $3,473, shareholders services plan fees $12,078, which are offset against an expense reimbursement currently in effect in the amount of $7,242.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2004, amounted to $1,019,770 and $4,458,662, respectively.

At October 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations

of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

For More Information

Dreyfus Premier State Municipal Bond Fund, Texas Series
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

0061SA1004

Dreyfus Premier State Municipal Bond Fund, Virginia Series

SEMIANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Virginia Series, covering the six-month period from May 1, 2004, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Scott Sprauer.

Although the U.S. economy recently has shown signs of weakness, the Federal Reserve Board raised short-term interest rates three times since the beginning of the summer. This shift in monetary policy represents the first increases in short-term rates in more than four years, and many analysts believe that additional increases are likely to follow. As a result, tax-exempt money-market yields have begun to rise from the historically low levels of the past few years.

At times such as these, when market conditions are in a period of transition, we believe it is especially important for investors to stay in close touch with their financial advisors. Your financial advisor can help you rebalance your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004

DISCUSSION OF FUND PERFORMANCE

Scott Sprauer, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Virginia Series perform relative to its benchmark?

For the six-month period ended October 31, 2004, the fund achieved total returns of 4.52% for Class A shares, 4.26% for Class B shares and 4.14% for Class C shares.[1] The Lehman Brothers Municipal Bond Index, the fund's benchmark, achieved a total return of 4.79% for the same period.[2] In addition, the fund is reported in the Lipper Virginia Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in the category was 4.18%.[3]

Despite higher short-term interest rates and investors' shifting perceptions of the strength of the economic recovery and the likelihood of renewed inflationary pressures, municipal bonds generally gained value over the reporting period. The fund generally produced higher returns than its Lipper category average, primarily because our security selection strategy enabled it to preserve capital more effectively amid heightened market volatility. The fund underperformed its benchmark, which contains bonds from many states, not just Virginia, and is not subject to fund fees and expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Virginia state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Virginia state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

After a prolonged period of low inflation and generally lackluster economic conditions, signs of stronger growth and inflation began to emerge in the weeks before the start of the reporting period. Reports of stronger-than-expected labor markets and surging energy prices contributed to investors' expectations that the Federal Reserve Board (the "Fed") was likely to raise short-term interest rates sooner than they previously had anticipated. In late June, the Fed fulfilled investors' revised expectations by raising its target for the overnight federal funds rate. Two additional rate-hikes followed in August and September, driving short-term interest rates to 1.75% by the reporting period's end.

Like most states, Virginia benefited from stronger U.S. economic growth. A better economic environment, combined with previous tax increases and spending cuts, enabled the state to balance its most recent budget, helping to relieve some of the state's borrowing needs. As a result, the supply of newly issued bonds from Virginia state and local governments remained relatively low, helping to support their prices.

In this environment, we maintained the fund's average duration — a measure of sensitivity to changing interest rates — in a range we con-

sidered in line with industry averages. This positioning was largely the result of the fund's core holdings, many of which are generally longer-term bonds that offer higher coupons than are currently available, and are priced to reflect their provisions for early redemption in a low interest-rate environment. Although the fund's generally neutral duration prevented it from participating more fully in the market's periodic rallies, our focus on premium-priced bonds enabled the fund to weather occasional bouts of market volatility. When making new purchases, we continued to focus primarily on what we consider to be attractive bonds selling at modest premiums to their face value.

What is the fund's current strategy?

We have continued to maintain the fund's average duration in a range we consider in line with that of its benchmark. At the same time, we have attempted to manage risks by diversifying the fund's assets more broadly across the maturity spectrum. While the limited supply of newly issued Virginia bonds has made this process a relatively slow one, we have periodically identified opportunities to do so in the secondary market.

November 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Virginia residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

3 *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Virginia Series from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2004

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.05	$ 7.62	$ 8.85
Ending value (after expenses)	$1,045.20	$1,042.60	$1,041.40

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.99	$ 7.53	$ 8.74
Ending value (after expenses)	$1,020.27	$1,017.74	$1,016.53

† *Expenses are equal to the fund's annualized expense ratio of .98% for Class A, 1.48% for Class B, and 1.72% for Class C; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004 (Unaudited)

Long-Term Municipal Investments—98.3%	Principal Amount ($)	Value ($)
Virginia—84.6%		
Alexandria:		
Consolidated Public Improvement		
5.50%, 6/15/2017 (Prerefunded 6/15/2010)	2,625,000 [a]	3,009,589
GO, Capital Improvement		
5%, 6/15/2012	1,300,000	1,464,710
Alexandria Redevelopment and Housing Authority, Multi-Family Housing Mortgage Revenue (Buckingham Village Apartments)		
6.125%, 7/1/2021	3,000,000	3,100,770
Amelia County Industrial Development Authority, SWDR (Waste Management Project)		
4.90%, 4/1/2005	2,500,000	2,522,800
Arlington County, Public Improvement		
5%, 5/15/2013	1,500,000	1,692,660
Bristol, Utility System Revenue		
5.25%, 7/15/2020 (Insured; MBIA)	2,185,000	2,400,113
Chesapeake, Public Improvement		
5.50%, 12/1/2017	1,750,000	1,978,532
Chesapeake Toll Road, Expressway Revenue		
5.625%, 7/15/2019	1,250,000	1,327,625
Danville Industrial Development Authority, HR (Danville Regional Medical Center)		
5.25%, 10/1/2028 (Insured; AMBAC)	1,500,000	1,671,255
Dulles Town Center Community Development Authority, Special Assessment Tax (Dulles Town Center Project)		
6.25%, 3/1/2026	2,995,000	3,073,080
Fairfax County Water Authority, Water Revenue:		
5%, 4/1/2011	1,295,000	1,447,253
5.50%, 4/1/2018	1,655,000	1,869,786
5.50%, 4/1/2019	1,830,000	2,047,056
Hampton, Public Improvement		
5%, 2/1/2015	1,275,000	1,419,164
Hampton Redevelopment and Housing Authority, First Mortgage Revenue (Olde Hampton Hotel Associates Project)		
6.50%, 7/1/2016	1,400,000	1,272,348
Henrico County Economic Development Authority, Revenue (Bon Secours Health System, Inc.)		
5.60%, 11/15/2030	1,000,000	1,039,520

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Virginia (continued)		
Industrial Development Authority of Albemarle County, HR (Martha Jefferson Hospital) 5.25%, 10/1/2015	1,445,000	1,570,224
Industrial Development Authority of the County of Prince William, Revenue:		
Educational Facilities (Catholic Diocese Arlington) 5.50%, 10/1/2033	1,000,000	1,030,410
Hospital (Potomac Hospital Corp.) 6.85%, 10/1/2025 (Prerefunded 10/1/2005)	1,000,000 [a]	1,065,780
Residential Care Facility, First Mortgage (Westminster Lake Ridge) 6.625%, 1/1/2026	1,000,000	1,034,380
Industrial Development Authority of the Town of West Point, SWDR (Chesapeake Corp. Project) 6.375%, 3/1/2019	500,000	500,115
Isle of Wight County Industrial Development Authority, Solid Waste Disposal Facilities Revenue (Union Camp Corp. Project) 6.10%, 5/1/2027	2,850,000	2,924,955
Norfolk, Parking System Revenue 4.50%, 2/1/2029 (Insured; AMBAC)	1,175,000	1,153,639
Richmond, GO Public Improvement 5.50%, 7/15/2011 (Insured; FSA)	1,000,000	1,146,380
Richmond Metropolitan Authority, Expressway Revenue 5.25%, 7/15/2017 (Insured; FGIC)	3,100,000	3,541,223
Roanoke Industrial Development Authority, HR (Carilion Health System) 5.50%, 7/1/2021 (Insured; MBIA)	2,500,000	2,725,675
Virginia Beach, Public Improvement 5%, 5/1/2020	475,000	526,552
Virginia Commonwealth Transportation Board:		
(Federal Highway Reimbursement Notes) 5%, 10/1/2008	1,000,000	1,096,560
Transportation Revenue:		
(Northern Virginia Transportation District Program) 5.25%, 5/15/2017	1,570,000	1,730,956
(US Route 58 Corridor Development Program) 5%, 5/15/2009	1,400,000	1,543,822
Virginia Housing Development Authority, Multi-Family Housing 5.95%, 5/1/2016	1,000,000	1,037,330

Long-Term Municipal Investments (continued)	Principal Amount ($)		Value ($)
Virginia (continued)			
Virginia Polytechnic Institute and State University, Revenue (General Pledge) 5%, 6/1/2008 (Insured; AMBAC)	1,815,000		1,982,071
Virginia Public Building Authority, Public Facilities Revenue:			
5.50%, 8/1/2012	1,000,000		1,126,690
5.75%, 8/1/2018	2,700,000		3,067,524
Virginia Resource Authority:			
Clean Water Revenue State Revolving Fund:			
5.25%, 10/1/2012	1,000,000		1,143,930
5.375%, 10/1/2022	3,035,000		3,371,187
Infrastructure Revenue 5%, 11/1/2013	1,200,000	b	1,314,228
Virginia State University, Virginia Commonwealth University, Revenue 5.75%, 5/1/2021 (Prerefunded 5/1/2006)	1,200,000	a	1,292,172
U.S. Related—13.7%			
The Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue, Asset Backed Bonds 6%, 7/1/2026 (Prerefunded 7/1/2010)	1,500,000	a	1,736,010
Commonwealth of Puerto Rico:			
9.052%, 7/1/2012 (Insured; MBIA)	2,950,000	c,d	3,894,708
(Public Improvement):			
5.50%, 7/1/2012 (Insured; MBIA)	50,000		58,006
6%, 7/1/2026 (Prerefunded 7/1/2007)	1,500,000	a	1,675,185
Virgin Islands Public Finance Authority, Revenue Gross Receipts Taxes Loan Note 6.50%, 10/1/2024	3,000,000		3,484,470
Total Long-Term Municipal Investments (cost $73,012,910)			**78,110,443**

Short-Term Municipal Investments—2.1%			
Loudoun County Industrial Development Authority, Revenue, VRDN (Howard Hughes Medical) 1.73% (cost $1,700,000)	1,700,000	e	**1,700,000**

Total Investments (cost $74,712,910)	**100.4%**	**79,810,443**
Liabilities, Less Cash and Receivables	**(.4%)**	**(317,499)**
Net Assets	**100.0%**	**79,492,944**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**HR**	Hospital Revenue
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FSA	Financial Security Assurance	**SWDR**	Solid Waste Disposal Revenue
GO	General Obligation	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	50.6
AA		Aa		AA	22.5
A		A		A	4.6
BBB		Baa		BBB	12.9
BB		Ba		BB	.6
F1		MIG1/P1		SP1/A1	2.1
Not Rated [f]		Not Rated [f]		Not Rated [f]	6.7
					100.0

† *Based on total investments.*

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Purchased on a delayed delivery basis.*

[c] *Inverse floater security—the interest rate is subject to change periodically.*

[d] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. This security has been deemed to be liquid by the Board of Trustees. At October 31, 2004, this security amounted to $3,894,708 or 4.9% of net assets.*

[e] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[f] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	74,712,910	79,810,443
Cash		13,541
Interest receivable		1,097,764
Receivable for shares of Beneficial Interest subscribed		11,861
Prepaid expenses		13,535
		80,947,144
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		59,725
Payable for investment securities purchased		1,308,420
Payable for shares of Beneficial Interest redeemed		66,176
Accrued expenses		19,879
		1,454,200
Net Assets ($)		**79,492,944**
Composition of Net Assets ($):		
Paid-in capital		76,268,762
Accumulated net realized gain (loss) on investments		(1,873,351)
Accumulated net unrealized appreciation (depreciation) on investments		5,097,533
Net Assets ($)		**79,492,944**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	67,441,920	8,550,933	3,500,091
Shares Outstanding	3,932,907	498,798	204,262
Net Asset Value Per Share ($)	**17.15**	**17.14**	**17.14**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**1,940,360**
Expenses:	
Management fee—Note 3(a)	220,325
Shareholder servicing costs—Note 3(c)	129,542
Distribution fees—Note 3(b)	35,271
Professional fees	13,625
Registration fees	12,011
Custodian fees	6,424
Prospectus and shareholders' reports	6,422
Trustees' fees and expenses—Note 3(d)	1,274
Loan commitment fees—Note 2	252
Miscellaneous	5,953
Total Expenses	**431,099**
Less—reduction in management fee due to undertaking—Note 3(a)	(2,784)
Less—reduction in custody fees due to earnings credits—Note 1(b)	(1,426)
Net Expenses	**426,889**
Investment Income—Net	**1,513,471**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	(180,070)
Net unrealized appreciation (depreciation) on investments	2,129,533
Net Realized and Unrealized Gain (Loss) on Investments	**1,949,463**
Net Increase in Net Assets Resulting from Operations	**3,462,934**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004
Operations ($):		
Investment income—net	1,513,471	3,383,802
Net realized gain (loss) on investments	(180,070)	1,637,454
Net unrealized appreciation (depreciation) on investments	2,129,533	(3,928,746)
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,462,934**	**1,092,510**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(1,310,318)	(2,823,292)
Class B shares	(147,837)	(423,177)
Class C shares	(55,316)	(128,190)
Total Dividends	**(1,513,471)**	**(3,374,659)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	1,219,903	6,483,327
Class B shares	52,817	873,273
Class C shares	153,825	402,774
Dividends reinvested:		
Class A shares	777,022	1,567,454
Class B shares	77,780	231,286
Class C shares	18,347	49,901
Cost of shares redeemed:		
Class A shares	(4,548,177)	(10,221,041)
Class B shares	(1,548,782)	(5,633,393)
Class C shares	(278,673)	(889,349)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(4,075,938)**	**(7,135,768)**
Total Increase (Decrease) in Net Assets	**(2,126,475)**	**(9,417,917)**
Net Assets ($):		
Beginning of Period	81,619,419	91,037,336
End of Period	**79,492,944**	**81,619,419**

	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004
Capital Share Transactions:		
Class A[a]		
Shares sold	72,628	377,164
Shares issued for dividends reinvested	45,994	91,987
Shares redeemed	(271,403)	(599,677)
Net Increase (Decrease) in Shares Outstanding	**(152,781)**	**(130,526)**
Class B[a]		
Shares sold	3,128	50,100
Shares issued for dividends reinvested	4,609	13,574
Shares redeemed	(92,635)	(330,096)
Net Increase (Decrease) in Shares Outstanding	**(84,898)**	**(266,422)**
Class C		
Shares sold	9,180	23,338
Shares issued for dividends reinvested	1,087	2,933
Shares redeemed	(16,477)	(52,146)
Net Increase (Decrease) in Shares Outstanding	**(6,210)**	**(25,875)**

[a] *During the period ended October 31, 2004, 25,920 Class B shares representing $435,231 were automatically converted to 25,913 Class A shares and during the period ended April 30, 2004, 126,307 Class B shares representing $2,162,588 were automatically converted to 126,263 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except porfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	16.73	17.17	16.68	16.51	15.84	17.31
Investment Operations:						
Investment income—net	.33[b]	.68[b]	.76[b]	.79[b]	.81	.83
Net realized and unrealized gain (loss) on investments	.42	(.44)	.49	.17	.67	(1.47)
Total from Investment Operations	.75	.24	1.25	.96	1.48	(.64)
Distributions:						
Dividends from investment income—net	(.33)	(.68)	(.76)	(.79)	(.81)	(.83)
Dividends from net realized gain on investments	–	–	–	–	–	(.00)[c]
Total Distributions	(.33)	(.68)	(.76)	(.79)	(.81)	(.83)
Net asset value, end of period	17.15	16.73	17.17	16.68	16.51	15.84
Total Return (%)[d]	4.52[e]	1.39	7.64	5.86	9.54	(3.65)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.99[f]	.97	.96	.94	.93	.97
Ratio of net expenses to average net assets	.98[f]	.97	.96	.94	.93	.97
Ratio of net investment income to average net assets	3.87[f]	3.99	4.49	4.68	4.99	5.12
Portfolio Turnover Rate	15.35[e]	75.03	46.83	18.46	31.73	31.63
Net Assets, end of period ($ x 1,000)	67,442	68,341	72,390	72,249	68,144	67,043

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. There was no effect of this change for the period ended April 30, 2002. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01 per share.*

[d] *Exclusive of sales charge.*

[e] *Not annualized.*

[f] *Annualized.*

See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	16.72	17.17	16.67	16.51	15.83	17.31
Investment Operations:						
Investment income—net	.28[b]	.59[b]	.67[b]	.70[b]	.73	.75
Net realized and unrealized gain (loss) on investments	.43	(.45)	.51	.16	.68	(1.48)
Total from Investment Operations	.71	.14	1.18	.86	1.41	(.73)
Distributions:						
Dividends from investment income—net	(.29)	(.59)	(.68)	(.70)	(.73)	(.75)
Dividends from net realized gain on investments	–	–	–	–	–	(.00)[c]
Total Distributions	(.29)	(.59)	(.68)	(.70)	(.73)	(.75)
Net asset value, end of period	17.14	16.72	17.17	16.67	16.51	15.83
Total Return (%)[d]	4.26[e]	.82	7.17	5.26	9.05	(4.21)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.50[f]	1.48	1.46	1.45	1.44	1.48
Ratio of net expenses to average net assets	1.48[f]	1.48	1.46	1.45	1.44	1.48
Ratio of net investment income to average net assets	3.36[f]	3.48	3.98	4.17	4.48	4.59
Portfolio Turnover Rate	15.35[e]	75.03	46.83	18.46	31.73	31.63
Net Assets, end of period ($ x 1,000)	8,551	9,761	14,593	16,265	19,035	21,081

a *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. There was no effect of this change for the period ended April 30, 2002. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

b *Based on average shares outstanding at each month end.*

c *Amount represents less than $.01 per share.*

d *Exclusive of sales charge.*

e *Not annualized.*

f *Annualized.*

See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2004 (Unaudited)	Year Ended April 30, 2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	16.71	17.16	16.66	16.50	15.83	17.30
Investment Operations:						
Investment income—net	.26[b]	.56[b]	.63[b]	.66[b]	.69	.71
Net realized and unrealized gain (loss) on investments	.44	(.46)	.51	.16	.67	(1.47)
Total from Investment Operations	.70	.10	1.14	.82	1.36	(.76)
Distributions:						
Dividends from investment income—net	(.27)	(.55)	(.64)	(.66)	(.69)	(.71)
Dividends from net realized gain on investments	–	–	–	–	–	(.00)[c]
Total Distributions	(.27)	(.55)	(.64)	(.66)	(.69)	(.71)
Net asset value, end of period	17.14	16.71	17.16	16.66	16.50	15.83
Total Return (%)[d]	4.14[e]	.58	6.92	5.01	8.75	(4.37)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.73[f]	1.71	1.70	1.68	1.67	1.70
Ratio of net expenses to average net assets	1.72[f]	1.71	1.70	1.68	1.67	1.70
Ratio of net investment income to average net assets	3.13[f]	3.25	3.74	3.92	4.27	4.37
Portfolio Turnover Rate	15.35[e]	75.03	46.83	18.46	31.73	31.63
Net Assets, end of period ($ x 1,000)	3,500	3,518	4,055	3,286	2,367	3,048

a *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. There was no effect of this change for the period ended April 30, 2002. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

b *Based on average shares outstanding at each month end.*

c *Amount represents less than $.01 per share.*

d *Exclusive of sales charge.*

e *Not annualized.*

f *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Virginia Series (the "fund"). The Trust's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each Class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $1,693,281 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2004. If not applied, $602,434 of the carryover expires in fiscal 2009, $151,002 expires in fiscal 2010 and $939,845 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2004 was as follows: tax exempt income $3,374,659. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for tem-

porary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from May 1, 2004 through October 31, 2004 to reduce the management fee paid by the fund, if the fund's aggregate expenses, excluding Rule 12b-1 distribution plan fees, taxes, brokerage fees, commitment fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $2,784 during the period ended October 31, 2004.

During the period ended October 31, 2004, the Distributor retained $746 from commissions earned on sales of the fund's Class A shares and $13,310 and $618 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2004, Class B and Class C shares were charged $22,006 and $13,265, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder

accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2004, Class A, Class B and Class C shares were charged $84,723, $11,003 and $4,422, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2004, the fund was charged $17,065 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $37,044, Rule 12b-1 distribution plan fees $5,843 and shareholder services plan fees $16,838.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2004, amounted to $12,081,664 and $16,732,900, respectively.

At October 31, 2004, accumulated net unrealized appreciation on investments was $5,097,533, consisting of $5,227,715 gross unrealized appreciation and $130,182 gross unrealized depreciation.

At October 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

For More Information

Dreyfus Premier State Municipal Bond Fund, Virginia Series
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004 is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

0066SA1004